Exhibit 99.2

Royal Bank of Canada third quarter 2012 results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

TORONTO, August 30, 2012 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,240 million for the quarter ended July 31, 2012, up $946 million or 73% from the prior year.

Excluding certain items(1), net income from continuing operations was $1,978 million, up 18% from last year and 12% from last quarter. These strong results were driven primarily by record earnings in Canadian Banking and strong performance in Capital Markets.

“RBC had a record quarter with earnings of over $2 billion, driven by exceptional growth in our Canadian retail franchise and strong investment banking results, demonstrating the earnings power of RBC and the strength of our diversified business model. This morning, we announced a 5% increase in our quarterly dividend”, said Gordon M. Nixon, RBC President and CEO. “RBC has strong momentum and continues to extend its leadership positions across key businesses by focusing on our clients and executing our disciplined, long-term strategy.”

Q3 2012 compared to Q3 2011

•	Net income of $2,240 million (up 73% from $1,294 million)
•	Diluted EPS of $1.47 (up $.64 from $.83)
•	Return on common equity (ROE) of 22.7% (up from 14.5%)
•	Tier 1 capital ratio of 13.0%

Continuing operations: YTD 2012 compared to YTD 2011

•	Net income of $5,679 million (up 6% from $5,361 million)
•	Diluted EPS of $3.71 (up $.21 from $3.50)
•	ROE of 19.7% (down from 21.3%)

Announced an increase to our quarterly dividend of $.03 or 5%, to $.60 per share.

Continuing operations: Q3 2012 compared to Q3 2011, excluding noted items(1)

•	Net income of $1,978 million (up 18% from $1,683 million)
•	Diluted EPS of $1.29 (up $.19 from $1.10)
•	ROE of 19.9% (up from 19.2%)

Continuing operations: YTD 2012 compared to YTD 2011, excluding noted items(1)

•	Net income of $5,619 million (up 5% from $5,361 million)
•	Diluted EPS of $3.67 (up $.17 from $3.50)
•	ROE of 19.5% (down from 21.3%)

(1)	Items include a release of $128 million of tax uncertainty provisions and net interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters, a favourable adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax) and losses related to the acquisition of the remaining 50% stake in RBC Dexia. Results excluding these items are non-GAAP measures. For a detailed discussion and reconciliation on these items, refer to the Non-GAAP measures section of this report.

1	Third quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Key corporate events of 2012
5	Financial performance
5	Non-GAAP measures
7	Overview
11	Business segment results
11	How we measure and report our business segments
13	Canadian Banking
14	Wealth Management
15	Insurance
16	International Banking
18	Capital Markets
19	Corporate Support
20	Quarterly results and trend analysis
21	Results by geographic segment
23	Financial condition
23	Condensed balance sheets
24	Off-balance sheet arrangements
26	Risk management
26	Credit risk
29	Credit quality performance
31	Market risk
33	Liquidity and funding management
35	Capital management
37	Additional financial information
37	Exposures to selected financial instruments
38	Accounting and control matters
40	Related party transactions
41	Interim Condensed Consolidated Financial Statements (unaudited)
47	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
96	Shareholder information

2        Royal Bank of Canada        Third Quarter 2012

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and nine month periods ended or as at July 31, 2012, compared to the corresponding periods in the prior fiscal year and the three month period ended April 30, 2012. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2012 (unaudited Interim Condensed Consolidated Financial Statements) and related notes and our 2011 Annual Report to Shareholders (2011 Annual Report). This MD&A is dated August 29, 2012. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information about us, including our 2011 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2012 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision, aspirations and strategic goals, the economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2011 Annual Report and in our Q3 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis, changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary, economic and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations, including relating to the payments system in Canada, consumer protection measures and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report and in the Risk management section of our Q3 2012 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and investor services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2012        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Continuing operations
Total revenue	$7,756	$6,924	$6,897	$22,254	$20,946
Provision for credit losses (PCL)	324	348	320	939	857
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,000	640	1,081	2,851	2,491
Non-interest expense	3,759	3,857	3,417	11,287	10,637
Net income before income taxes	2,673	2,079	2,079	7,177	6,961
Net income from continuing operations	2,240	1,563	1,683	5,679	5,361
Net loss from discontinued operations	–	(30)	(389)	(51)	(488)
Net income	$2,240	$1,533	$1,294	$5,628	$4,873
Segments – net income from continuing operations
Canadian Banking	$1,127	$937	$888	$3,058	$2,716
Wealth Management	156	212	192	556	632
Insurance	179	151	141	520	400
International Banking	(31)	(196)	18	(203)	132
Capital Markets	486	449	259	1,383	1,302
Corporate Support	323	10	185	365	179
Net income from continuing operations	$2,240	$1,563	$1,683	$5,679	$5,361
Selected information
Earnings per share (EPS) – basic	$1.49	$1.00	$.84	$3.72	$3.22
– diluted	1.47	.99	.83	3.68	3.17
Return on common equity (ROE) (1), (2)	22.7%	16.1%	14.5%	19.6%	19.3%
Selected information from continuing operations
EPS – basic	$1.49	$1.02	$1.11	$3.75	$3.56
– diluted	1.47	1.01	1.10	3.71	3.50
ROE (1), (2)	22.7%	16.5%	19.2%	19.7%	21.3%
PCL on impaired loans as a % of average net loans and acceptances	.34%	.39%	.37%	.34%	.34%
Gross impaired loans (GIL) as a % of loans and acceptances	.55%	.63%	.67%	.55%	.67%
Capital ratios and multiples (3)
Tier 1 capital ratio	13.0%	13.2%	13.2%	13.0%	13.2%
Total capital ratio	15.0%	15.2%	15.2%	15.0%	15.2%
Assets-to-capital multiple	16.7X	16.8X	16.4X	16.7X	16.4X
Tier 1 common ratio (2)	10.3%	10.4%	10.3%	10.3%	10.3%
Selected balance sheet and other information
Total assets	$824,394	$800,371	$772,141	$824,394	$772,141
Securities	158,390	164,442	183,770	158,390	183,770
Loans (net of allowance for loan losses)	373,216	362,719	336,319	373,216	336,319
Derivative related assets	103,257	87,863	85,183	103,257	85,183
Deposits	502,804	495,875	473,767	502,804	473,767
Common equity	38,357	36,625	33,419	38,357	33,419
Average common equity (1)	37,700	36,400	33,050	36,600	31,950
Risk-weighted assets (RWA)	278,418	267,138	261,015	278,418	261,015
Assets under management (AUM)	327,800	325,400	313,100	327,800	313,100
Assets under administration (AUA) – RBC (4)	742,800	739,200	697,400	742,800	697,400
– RBCIS (4)	2,670,900	2,808,800	2,831,900	2,670,900	2,831,900
Common share information
Shares outstanding (000s) – average basic	1,443,457	1,441,761	1,435,131	1,441,488	1,428,599
– average diluted	1,469,513	1,467,063	1,474,261	1,467,964	1,473,505
– end of period	1,444,300	1,442,843	1,436,757	1,444,300	1,436,757
Dividends declared per share	$.57	$.57	$.54	$1.68	$1.54
Dividend yield (5)	4.3%	4.1%	3.9%	4.4%	3.7%
Common share price (RY on TSX)	$51.38	$57.09	$51.40	$51.38	$51.40
Market capitalization (TSX)	74,208	82,372	73,849	74,208	73,849
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	75,139	68,201	69,065	75,139	69,065
Bank branches	1,355	1,351	1,335	1,355	1,335
Automated teller machines (ATMs)	4,948	4,819	4,610	4,948	4,610
Period average US$ equivalent of C$1.00 (6)	$.982	$1.008	$1.039	$.992	$1.023
Period-end US$ equivalent of C$1.00	$.997	$1.012	$1.047	$.997	$1.047
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and average common equity. For further details, refer to the How we measure and report our business segments section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the How we measure and report our business segments section and the Key performance and non-GAAP measures section of our 2011 Annual Report.
(3)	2011 comparative amounts were determined under Canadian GAAP.
(4)	RBC AUA includes $37.9 billion (April 30, 2012 - $36.5 billion, July 31, 2011 - $34.7 billion) of securitized mortgages and credit card loans. RBC Investor Services (RBCIS) – formerly RBC Dexia, AUA represents the total AUA of the entity, of which we had a 50% ownership interest prior to July 27, 2012, reported on a one-month lag.
(5)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(6)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Third Quarter 2012

Economic, market and regulatory review and outlook – data as at August 29, 2012

Canada

The Canadian economy grew in the second calendar quarter of 2012 at an estimated rate of 1.9%, driven by business investment and consumer spending. The unemployment rate was unchanged from the second calendar quarter with a rate of 7.3% reported in July. Housing market activity moderated after strong levels of activity in the prior quarters and is expected to slow further in the remainder of the calendar year. We expect economic growth in calendar 2012 of 2.1%, lower than our previous estimate of 2.6%, primarily reflecting lower than expected consumer spending and business investment in the first calendar half of 2012. Due to renewed economic uncertainty, reflecting deteriorating economic conditions in certain European countries, we now expect the Bank of Canada to maintain the overnight rate at 1.0% until early 2013, which will continue to pressure interest margins.

United States

The U.S. economy grew in the second calendar quarter of 2012 at an estimated rate of 1.7%, mainly driven by moderate growth in the housing market and business spending. Moderate economic growth is expected in calendar 2012 at a rate of 2.3%, mainly driven by improvement in consumer spending and higher business investment, reflecting the continued low interest rate environment. In response to slower global economic growth in the second calendar quarter of 2012, the Federal Reserve announced the decision to continue to provide stimulus measures through the end of 2012.

Europe

The Eurozone economy contracted in the second calendar quarter of 2012, declining at an estimated rate of (0.2)% reflecting concerns about developments in the sovereign debt crisis and the deterioration in the banking sectors, particularly in Spain, as loan losses increased. Overall for 2012, we expect the economy to contract at a rate of (0.4)%, weaker than our previously forecasted estimate of (0.1)%. In response to deteriorating economic conditions, European policy makers announced additional liquidity measures and new initiatives in an effort to ease credit conditions. As a result, in July 2012, the European Central Bank further decreased interest rates by 25 basis points (bps) to 0.75%.

Financial markets

Global capital markets reflected improved market conditions in the third fiscal quarter of 2012 compared to the challenging market conditions in the prior year reflecting tightening credit spreads and greater market liquidity. However, market conditions have deteriorated as compared to the prior quarter, as a result of weakened investor sentiment driven by concerns about the sustainability of the global economic recovery and renewed issues related to peripheral European sovereign debt and associated banking sectors.

Regulatory environment

We continue to monitor and prepare for global regulatory developments such as changes to capital and liquidity requirements under the Basel Committee on Banking Supervision’s global standards (Basel III), Over-the-Counter (OTC) derivatives reform, and other financial reforms including the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, and the U.S. Foreign Account Tax Compliance Act. In Canada, the Office of the Superintendant of Financial Institutions (OSFI) has been reviewing Canadian consumer debt portfolios in light of concerns over increasing consumer debt levels. OSFI, along with other global regulators, has also been focusing on the ability of an institution to effectively identify, manage, and report on global business risks, in order to make appropriate capital allocation and strategic decisions. We continue to respond to these and other developments and are working to minimize any potential business or economic impact.

For further details on risk factors resulting from global regulatory developments which may affect our business and financial results, refer to the Overview of other risks section of our 2011 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2011 Annual Report.

Key corporate events of 2012

Acquisition of the remaining 50% stake in RBC Dexia Investor Services Limited (RBC Dexia)

On July 27, 2012, we completed the acquisition of the remaining 50% stake in the joint venture RBC Dexia from Banque Internationale à Luxembourg S.A. (formerly Dexia Banque Internationale à Luxembourg S.A.) for total consideration of €837.5 million ($1 billion) in cash. As a result of this transaction, we own 100% of RBC Dexia which has been rebranded RBC Investor Services (RBCIS). In our disclosure, we refer to the acquired entity as RBCIS, except when referring to the acquisition transaction or acquisition related costs, for which we use RBC Dexia.

As a result of the agreement to acquire the remaining 50% stake in RBC Dexia on April 3, 2012, we completed an impairment test. The results indicated that our investment was impaired and we recorded impairment losses of $161 million (before- and after-tax) and $7 million (before- and after-tax) in the second and third quarters, respectively. The second quarter loss comprised of a writedown of $142 million in goodwill and $19 million in other intangibles. Also, as part of the agreement, RBC Dexia sold €1.4 billion ($1.9 billion) in securities issued by Dexia Group back to the Dexia Group and acquired approximately an equivalent amount of U.S. dollar-denominated securities. The sale of securities and subsequent trading losses on the securities purchased resulted in a loss to RBC Dexia, with our proportionate share of the loss of $36 million ($26 million after-tax) recognized last quarter.

Latin American, Caribbean and African Private Banking Business of Coutts (Coutts)

On May 31, 2012, we completed the acquisition of the Latin American, Caribbean and African private banking business of Coutts, the wealth division of Royal Bank of Scotland with client assets of approximately US $2 billion. The business includes clients who reside

Royal Bank of Canada        Third Quarter 2012        5

in Latin America, the Caribbean and Africa, as well as key private banking staff based primarily in Geneva, Switzerland along with a team in the Cayman Islands.

U.S. regional retail banking operations

On March 2, 2012, we completed the disposition of our U.S. regional retail banking operations to PNC Financial Services Group, Inc.

For further details related to the acquisitions and dispositions noted above, refer to Note 8 of our unaudited Interim Condensed Consolidated Financial Statements.

Financial performance

Adoption of IFRS

Our unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. For further details on the impacts of the adoption of IFRS including the description of accounting policies selected, refer to the Accounting and control matters section, Note 1, 2 and 3 of our unaudited Interim Condensed Consolidated Financial Statements, and the Adoption of International Financial Reporting Standards section of our 2011 Annual Report.

Non-GAAP measures

Results excluding certain items

Our results have been impacted by certain items as noted in the following tables. We believe that excluding these items is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of the financial performance for the three and nine month periods ended July 31, 2012 with the corresponding periods in the prior year and the three month period ended April 30, 2012. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following tables provide calculations of our results and measures excluding certain items:

	For the three months ended (1)
	July 31, 2012						April 30, 2012
		Items excluded						Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Tax settlement (2)	Mortgage prepayment interest (3)	Loss related to the acquisition of RBC Dexia (4)	Sub- total	Results and measures excluding items	As reported	Loss related to the acquisition of RBC Dexia (5)	Results and measures excluding items
Income before income taxes from continuing operations	$2,673	$(72)	$(125)	$12	$(185)	$2,488	$2,079	$212	$2,291
Income taxes	433	109	(33)	1	77	510	516	10	526
Net income from continuing operations	2,240	(181)	(92)	11	(262)	1,978	1,563	202	1,765
Net loss from discontinued operations	–	–	–	–	–	–	(30)	–	(30)
Net income	$2,240	$(181)	$(92)	$11	$(262)	$1,978	$1,533	$202	$1,735
Net income available to common shareholders from continuing operations	$2,152	$(181)	$(92)	$11	(262)	$1,890	$1,473	$202	$1,675
Average number of common shares (thousands)	1,443,457					1,443,457	1,441,761		1,441,761
Basic earnings per share (in dollars)	$1.49	$(.13)	$(.06)	$.01	$(.18)	$1.31	$1.00	$.14	$1.14
Basic earnings per share from continuing operations (in dollars)	$1.49	$(.13)	$(.06)	$.01	$(.18)	$1.31	$1.02	$.14	$1.16
Average number of diluted common shares (thousands)	1,469,513					1,469,513	1,467,063		1,467,063
Diluted earnings per share (in dollars)	$1.47	$(.12)	$(.06)	$–	$(.18)	$1.29	$.99	$.14	$1.13
Diluted earnings per share from continuing operations (in dollars)	$1.47	$(.12)	$(.06)	$–	$(.18)	$1.29	$1.01	$.14	$1.15
Average common equity	$37,700					$37,700	$36,400		$36,400
ROE from continuing operations (6)	22.7%					19.9%	16.5%		18.7%
Effective tax rate from continuing operations	16.2%					20.5%	24.8%		23.0%

(1)	There were no adjustments for the three month period ended July 31, 2011.
(2)	The release of tax uncertainty provisions and interest income relates to the previously announced settlement of several tax matters with the CRA. For further details, refer to the Financial performance – Results from continuing operations – Income taxes section.
(3)	Relates to a change in estimate of mortgage prepayment interest. For further details, refer to the Accounting and control matters section and Note 2 of our unaudited Interim Condensed Consolidated Financial Statements.
(4)	Comprised of a writedown of other intangibles of $7 million (before- and after-tax) and other costs of $5 million ($4 million after-tax).
(5)	The loss related to the acquisition of RBC Dexia, recognized in the second quarter of 2012, consisted of an impairment loss of $161 million (before- and after-tax), recorded in non-interest expense, comprised of a writedown of goodwill and other intangibles, a loss on the securities exchange and subsequent trading losses of $36 million ($26 million after-tax) and other costs of $15 million (before- and after-tax). For further details related to our acquisition of the remaining 50% stake in RBC Dexia, refer to the Key corporate events section and Note 8 of our unaudited Interim Condensed Consolidated Financial Statements.
(6)	Based on actual balances before rounding.

6        Royal Bank of Canada        Third Quarter 2012

	For the nine months ended (1)
	July 31, 2012
		Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Tax settlement (2)	Mortgage prepayment interest (3)	Loss related to the acquisition of RBC Dexia (4)	Sub-total	Results and measures excluding items
Income before income taxes from continuing operations	$7,177	$(72)	$(125)	$224	$27	$7,204
Income taxes	1,498	109	(33)	11	87	1,585
Net income from continuing operations	5,679	(181)	(92)	213	(60)	5,619
Net loss from discontinued operations	(51)	–	–	–	–	(51)
Net income	$5,628	$(181)	$(92)	$213	$(60)	$5,568
Net income available to common shareholders from continuing operations	$5,412	$(181)	$(92)	$213	$(60)	$5,352
Average number of common shares (thousands)	1,441,488					1,441,488
Basic earnings per share (in dollars)	$3.72	$(.13)	$(.06)	$.15	$(.04)	$3.68
Basic earnings per share from continuing operations (in dollars)	$3.75	$(.13)	$(.06)	$.15	$(.04)	$3.71
Average number of diluted common shares (thousands)	1,467,964					1,467,964
Diluted earnings per share (in dollars)	$3.68	$(.12)	$(.06)	$.14	$(.04)	$3.64
Diluted earnings per share from continuing operations (in dollars)	$3.71	$(.12)	$(.06)	$.14	$(.04)	$3.67
Average common equity	$36,600					$36,600
ROE from continuing operations (5)	19.7%					19.5%
Effective tax rate from continuing operations	20.9%					22.0%
(1)	There were no adjustments for the nine month period ended July 31, 2011.
(2)	The release of tax uncertainty provisions and interest income relates to the previously announced settlement of several tax matters with the CRA. For further details, refer to the Financial performance – Results from continuing operations – Income taxes section.
(3)	Relates to a change in estimate of mortgage prepayment interest. For further details, refer to the Accounting and control matters section and Note 2 of our unaudited Interim Condensed Consolidated Financial Statements.
(4)	The loss related to the acquisition of RBC Dexia, consisted of an impairment loss of $168 million (before- and after-tax), recorded in non-interest expense, comprised of a writedown of goodwill and other intangibles, a loss on the securities exchange and subsequent trading losses of $36 million ($26 million after-tax) and other costs of $20 million ($19 million after-tax). For further details related to our acquisition of the remaining 50% stake in RBC Dexia, refer to the Key corporate events section and Note 8 of our unaudited Interim Condensed Consolidated Financial Statements.
(5)	Based on actual balances before rounding.

Results excluding the mortgage prepayment interest adjustment in Canadian Banking

Our Canadian Banking results have been impacted by the mortgage prepayment interest adjustment as noted in the following table.

	For the three months ended			For the nine months ended
	July 31, 2012			July 31, 2012
(Millions of Canadian dollars, except the percentage amounts)	As reported	Mortgage prepayment interest adjustments (1)	Adjusted	As reported	Mortgage prepayment interest adjustments (1)	Adjusted
Net interest income	$2,248	$(125)	$2,123	$6,329	$(125)	$6,204
Non-interest income	845	–	845	2,466	–	2,466
Total revenue	3,093	(125)	2,968	8,795	(125)	8,670
Revenue for Personal Financial Services	1,768	(125)	1,643	4,911	(125)	4,786
Net income before taxes	1,529	(125)	1,404	4,146	(125)	4,021
Net income	1,127	(92)	1,035	3,058	(92)	2,966
Selected average balances and other information
Net income available to common shareholders	$1,110	$(92)	$1,018	$3,003	$(92)	$2,911
Average common equity	10,050	–	10,050	10,350	–	10,350
ROE	43.8%		38.9%	38.7%		37.1%
Net interest income	$2,248	$(125)	$2,123	$6,329	$(125)	$6,204
Average total earning assets	307,900	–	307,900	302,700	–	302,700
NIM	2.91%		2.74%	2.79%		2.74%
Non-interest expense	$1,330	$–	$1,330	$3,901	$–	$3,901
Total revenue	3,093	(125)	2,968	8,795	(125)	8,670
Efficiency ratio	43.0%		44.8%	44.4%		45.0%
Revenue growth rate	10.5%		6.0%	5.3%		3.8%
Non-interest expense growth rate	2.5%		2.5%	3.2%		3.2%
Operating leverage	8.0%		3.5%	2.1%		.6%

(1)	Relates to a change in estimate of mortgage prepayment interest. For further details, refer to the Accounting and control matters section and Note 2 of our unaudited Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2012        7

Overview

Q3 2012 vs. Q3 2011

We reported net income of $2,240 million, up $946 million or 73% from a year ago. Diluted earnings per share (EPS) of $1.47 increased $0.64. Return on common equity (ROE) of 22.7% increased 820 bps from the prior year, despite holding higher capital levels in anticipation of Basel III capital requirements, due to strong earnings growth largely in Canadian Banking and Capital Markets, as well as a release of tax uncertainty provisions and a mortgage prepayment interest adjustment discussed below. As well, our prior year results were unfavourably impacted by a net loss related to the sale of our U.S. regional retail banking operations. Our Tier 1 capital ratio was 13.0%, down 21 bps from last year. For further details on our Tier 1 capital ratio, refer to the Capital management section.

Continuing operations

Q3 2012 vs. Q3 2011

Net income from continuing operations was $2,240 million, up $557 million or 33% from a year ago. Diluted EPS from continuing operations of $1.47 increased $0.37 and ROE from continuing operations was 22.7%, up 350 bps from the prior year.

Our results were favourably impacted by a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the Canada Revenue Agency (CRA) and an adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax), and unfavourably impacted by a loss related to the acquisition of the remaining 50% stake in RBC Dexia.

Excluding these items, net income from continuing operations of $1,978 million increased $295 million or 18% from last year, diluted EPS of $1.29 increased $0.19 and ROE was 19.9%, up 70 bps compared to prior year. Our results reflected strong volume growth in Canadian Banking, higher trading and corporate and investment banking results in Capital Markets, lower claims costs in Insurance and our continued focus on cost management. These factors were partially offset by lower transaction volumes in Wealth Management, higher costs in support of business growth and increased provision for credit losses (PCL) in our Caribbean portfolio. The prior year was unfavourably impacted by certain market and credit related items in Capital Markets.

Q3 2012 vs. Q2 2012

Compared to the prior quarter, net income from continuing operations increased $677 million or 43%.

Excluding the items as noted above and a loss of $212 million ($202 million after-tax) in the prior quarter related to the acquisition of the remaining 50% stake in RBC Dexia, net income from continuing operations increased $213 million or 12%. Our results were favourably impacted by solid volume growth in Canadian Banking including the positive impact of seasonal factors, as the quarter included additional days, and strong growth in our corporate and investment banking businesses. These factors were partially offset by higher costs in support of business growth, lower transaction volumes in our wealth management businesses reflecting market conditions and higher PCL in our Caribbean portfolio.

Q3 2012 vs. Q3 2011 (Nine months ended)

Net income from continuing operations of $5,679 million increased $318 million or 6% from the prior year. Nine month diluted EPS from continuing operations was $3.71, up $0.21 from the prior year, and ROE from continuing operations was 19.7% down 160 bps from the prior year.

Excluding the items as noted above, net income from continuing operations of $5,619 million increased $258 million or 5%, diluted EPS of $3.67 increased $0.17 and ROE of 19.5% decreased 180 bps compared to the prior year. Our results reflected strong volume growth in Canadian Banking, higher trading results, business growth and lower claims costs in Insurance and higher average fee-based client assets in Wealth Management. These factors were partially offset by weaker transaction volumes in Wealth Management as well as higher costs in support of business growth and higher PCL in Capital Markets and Caribbean banking. Our prior year results were favourably impacted by a gain related to MBIA Inc. of $102 million ($49 million after-tax and compensation adjustments).

Results excluding certain items for the three and nine months ended July 31, 2012 and three months ended April 30, 2012 are non-GAAP measures. For a detailed discussion and reconciliation on these items, refer to the Non-GAAP measures section. For further discussion on the mortgage prepayment interest adjustment, refer to the Accounting and control matters section and Note 2 of our unaudited Interim Condensed Consolidated Financial Statements. For further details on the release of the tax uncertainty provisions and interest income refer to the Financial performance – Results from continuing operations –  Income taxes section. For further details on the loss related to the acquisition, refer to the Key corporate events section and Note 8 of our unaudited Interim Condensed Consolidated Financial Statements.

Discontinued operations

Q3 2012 vs. Q3 2011 vs. Q2 2012

Effective the third quarter of 2012, we no longer have discontinued operations as the sale of our U.S. regional retail banking operations closed in the second quarter of 2012. Residual amounts are not material and have been included in Corporate Support. Net loss from discontinued operations was $389 million in the prior year, primarily related to a loss on sale of our U.S. regional retail banking operations.

In the previous quarter, net loss from discontinued operations was $30 million, related to our U.S. regional retail banking operations.

Q3 2012 vs. Q3 2011 (Nine months ended)

Net loss from discontinued operations was $51 million compared to a net loss of $488 million a year ago, primarily related to the loss on sale of our U.S. regional retail banking operations.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

8        Royal Bank of Canada        Third Quarter 2012

The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	Q3 2012 vs Q2 2012	Q3 2012 vs Q3 2011	Q3 2012 vs Q3 2011
Impact from continuing operations increase (decrease):
Total revenue	$40	$75	$105
Non-interest expense	15	30	55
Net income	15	25	25
Impact on EPS from continuing operations:
Basic	$.01	$.02	$.02
Diluted	.01	.02	.02

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the nine months ended
(Average foreign currency equivalent of C$ 1.00) (1)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
U.S. dollar	.982	1.008	1.039	.992	1.023
British pound	.630	.629	.637	.630	.635
Euro	.790	.758	.720	.765	.731

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are impacted by fluctuations in the exchange rates in the previous table. For further details, refer to the Business segment results section.

Results from continuing operations

The following provides a discussion of our reported results from continuing operations.

Total revenue

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Interest income	$5,379	$5,100	$5,249	$15,650	$15,597
Interest expense	2,090	2,069	2,360	6,327	7,197
Net interest income	$3,289	$3,031	$2,889	$9,323	$8,400
Investments (1)	1,321	1,306	1,333	3,910	3,972
Insurance (1)	1,323	926	1,349	3,799	3,260
Trading	295	349	(132)	1,040	874
Banking (1)	986	889	911	2,780	2,678
Underwriting and other advisory	379	386	361	1,059	1,208
Other (1)	163	37	186	343	554
Non-interest income	$4,467	$3,893	$4,008	$12,931	$12,546
Total revenue	$7,756	$6,924	$6,897	$22,254	$20,946
Additional information
Total trading revenue
Net interest income	$365	$412	$391	$1,165	$991
Non-interest income	295	349	(132)	1,040	874
Total trading revenue	$660	$761	$259	$2,205	$1,865
Total trading revenue by product
Interest rate and credit	$436	$495	$114	$1,467	$1,252
Equities	133	180	64	423	356
Foreign exchange and commodities	91	86	81	315	257
Total trading revenue	$660	$761	$259	$2,205	$1,865
Trading revenue (teb) by product
Interest rate and credit	$436	$495	$114	$1,467	$1,252
Equities	221	298	148	750	729
Foreign exchange and commodities	91	86	81	315	257
Total trading revenue (teb)	$748	$879	$343	$2,532	$2,238
Trading revenue (teb) by product – Capital Markets
Interest rate and credit	$431	$444	$74	$1,370	$1,119
Equities	220	294	150	730	721
Foreign exchange and commodities	89	85	81	310	256
Total Capital Markets trading revenue (teb)	$740	$823	$305	$2,410	$2,096

(1)	Refer to the Financial Performance section of our 2011 Annual Report for the definition of these categories.

Royal Bank of Canada        Third Quarter 2012        9

Q3 2012 vs. Q3 2011

Total revenue increased $859 million or 12% from last year.

Net interest income increased $400 million or 14%, mainly due to strong volume growth across most businesses in Canadian Banking and higher trading related net interest income. The mortgage prepayment interest adjustment of $125 million in Canadian Banking and interest income of $72 million related to a refund of taxes paid due to the previously announced settlement of several tax matters with the CRA in Corporate Support also contributed to the increase.

Investment-related revenue decreased $12 million or 1%, mainly due to lower transaction volumes and lower mutual fund distribution fees reflecting continued investor uncertainty.

Insurance revenue decreased $26 million or 2%. Volume growth across most Canadian insurance products was more than offset by the annual European life contract renewals in the prior year and the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Trading revenue in Non-interest income increased $427 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $660 million, up $401 million, mainly due to higher fixed income trading across all geographies, reflecting higher client volumes, greater market liquidity and tightening credit spreads. In addition, in the prior year, trading revenue was unfavourably impacted by losses on certain market and credit related items. For further details, refer to the Capital Markets section.

Banking revenue increased $75 million or 8%, mainly due to strong growth in loan syndication activity, higher service fees and higher credit card transaction volumes.

Underwriting and other advisory revenue increased $18 million or 5%, mainly due to higher debt issuance activity in the U.S. and merger and acquisitions (M&A) activity, largely offset by lower equity issuance activity in Canada.

Other revenue decreased $23 million or 12%, mainly due to lower gains on certain available-for-sale (AFS) securities.

Q3 2012 vs. Q2 2012

Total revenue increased $832 million or 12%, mainly due to higher insurance revenue reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Solid volume growth and the positive impact of seasonal factors including additional days in the quarter, and strength in our corporate and investment banking businesses also contributed to the increase. The current quarter revenue also included the mortgage prepayment interest adjustment in Canadian Banking and the interest income related to a refund of taxes paid in Corporate Support as noted above with a combined impact of $197 million. In addition, the prior quarter was unfavourably impacted by our proportional share of the loss recorded by RBC Dexia as a result of the securities exchange with Dexia Group. These factors were partially offset by lower trading revenue, mainly in equities, in Capital Markets and lower transaction volumes in Wealth Management.

Q3 2012 vs. Q3 2011 (Nine months ended)

Total revenue increased $1,308 million or 6%, mainly due to higher insurance revenue reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, as well as volume growth across most insurance products and net investment gains. Strong volume growth across most of our Canadian banking businesses, higher trading revenue in Capital Markets, and higher average fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by lower origination volumes in Capital Markets as compared to the robust activity levels in the early part of last year, and decreased transaction volumes in Wealth Management.

Provision for credit losses

Q3 2012 vs. Q3 2011

Total PCL was relatively flat from a year ago, as higher PCL related to our Caribbean portfolio and increased provisions in Capital Markets attributable to a few accounts net of recoveries were mostly offset by lower PCL in our Canadian credit card portfolio.

Q3 2012 vs. Q2 2012

Total PCL decreased $24 million or 7%, mainly due to lower provisions related to our Canadian business lending and Capital Markets portfolios, and lower write-offs in our Canadian credit card portfolio reflecting improved credit quality. These factors were partially offset by higher PCL in our Caribbean portfolio.

Q3 2012 vs. Q3 2011 (Nine months ended)

Total PCL increased $82 million or 10%, mainly due to higher provisions related to Capital Markets and our Caribbean portfolio. These factors were partially offset by lower PCL in our Canadian credit card and business lending portfolios.

Insurance policyholder benefits, claims and acquisition expense

Q3 2012 vs. Q3 2011

PBCAE decreased $81 million or 7% from a year ago, mainly due to lower claims costs in Canadian insurance products, the reduction of policy acquisition cost-related liabilities of $33 million reflecting changes to our proprietary distribution channel and the change in fair value of investments backing our policyholder liabilities. These factors were partially offset by higher claims costs in reinsurance products.

Q3 2012 vs. Q2 2012

PBCAE increased $360 million or 56% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, partially offset by the reduction of policy acquisition cost-related liabilities as noted above.

Q3 2012 vs. Q3 2011 (Nine months ended)

PBCAE increased $360 million or 14% from the previous year, mainly due to the change in fair value of investments as noted above. Volume growth across most products, higher claims costs in reinsurance products and net unfavourable actuarial adjustments

10        Royal Bank of Canada        Third Quarter 2012

reflecting management actions and assumption changes also contributed to the increase. These factors were partially offset by lower claims costs in Canadian insurance products and the reduction of policy acquisition cost-related liabilities as noted above.

Non-interest expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Salaries	$1,077	$1,044	$1,025	$3,181	$3,014
Variable compensation	907	948	699	2,766	2,616
Benefits and retention compensation	281	297	257	889	823
Stock-based compensation	48	24	48	119	176
Human resources	$2,313	$2,313	$2,029	$6,955	$6,629
Impairment of goodwill and other intangibles	7	161	–	168	–
Other expenses	1,439	1,383	1,388	4,164	4,008
Non-interest expense	$3,759	$3,857	$3,417	$11,287	$10,637

Q3 2012 vs. Q3 2011

Non-interest expense increased $342 million or 10%, mainly due to an increase in variable compensation of $208 million, primarily driven by improved Capital Markets results, and higher costs in support of business growth, including increased staff costs, largely in Canadian Banking. These factors were partially offset by cost reductions resulting from our cost management programs.

Q3 2012 vs. Q2 2012

Non-interest expense decreased $98 million, mainly reflecting an impairment loss related to our investment in RBC Dexia of $161 million in the prior quarter. Excluding this item(1) , non-interest expense was up $63 million or 2% primarily as a result of higher costs in support of business growth, including increased staff levels. Higher stock-based compensation and the unfavourable impact of seasonal factors, including additional days in the quarter, also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and cost reductions resulting from our cost management programs.

Q3 2012 vs. Q3 2011 (Nine months ended)

Non-interest expense increased $650 million or 6%, mainly due to the impairment loss and costs related to our acquisition of RBC Dexia of $188 million noted above. Higher costs in support of business growth and higher variable compensation driven by improved results in Capital Markets also contributed to the increase. These factors were partially offset by lower stock-based compensation and cost reductions resulting from our cost management programs.

For further details on the impairment loss related to our RBC Dexia acquisition, refer to the Key corporate events section.

(1)	Non-interest expense excluding the impairment loss is a non-GAAP measure. We believe that excluding this item is more reflective of ongoing operating results and will provide readers with a better understanding of management’s perspective on our performance and should enhance the comparability of our financial performance for the three month period ended July 31, 2012 with the corresponding three month period ended April 30, 2012. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net income before income taxes from continuing operations	$2,673	$2,079	$2,079	$7,177	$6,961
Income taxes	433	516	396	1,498	1,600
Effective income tax rate from continuing operations (1)	16.2%	24.8%	19.0%	20.9%	23.0%

(1)	Income taxes as a percentage of net income before income taxes.

Our results included the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the CRA.

Q3 2012 vs. Q3 2011

Income tax expense increased $37 million from a year ago, mainly due to higher earnings before income taxes, largely offset by the release of the tax uncertainty provisions, noted above. The effective income tax rate of 16.2% decreased 280 bps from 19.0% in the prior year, mainly due to the release of the tax uncertainty provisions and a reduction in statutory Canadian corporate income tax rates, partially offset by a lower level of income from tax-advantaged sources and higher earnings in higher tax jurisdictions. For further details, refer to the Non-GAAP measures section.

Royal Bank of Canada        Third Quarter 2012        11

Q3 2012 vs. Q2 2012

Income tax expense decreased $83 million from the prior quarter, primarily due to the release of the tax uncertainty provisions, noted above. The effective income tax rate decreased 860 bps from 24.8% in the prior quarter, mainly due to the release of the tax uncertainty provisions, net favourable tax adjustments, as well as the loss related to the acquisition of RBC Dexia of $212 million ($202 million after-tax) in the prior quarter.

Q3 2012 vs. Q3 2011 (Nine months ended)

Income tax expense decreased $102 million, primarily due to the release of the tax uncertainty provisions, noted above. The effective income tax rate of 20.9% decreased 210 bps from 23.0% in the prior year, mainly due to the release of the tax uncertainty provisions and a reduction in statutory Canadian corporate income tax rates.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2011, except as noted below. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2011 Annual Report.

Q1 2012

Effective the first quarter of 2012, we prospectively revised our capital allocation methodology to further align our allocation processes with evolving increased regulatory capital requirements. The revised methodology replaced the pro-rata allocation of unallocated capital that was used in 2011 and the impacts are being phased-in over fiscal 2012 in anticipation of our requirement to report under Basel III in 2013. The revised methodology resulted in a reduction in attributed capital for Canadian Banking and an increase in attributed capital for Capital Markets.

Key performance and other measures

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. The business segment ROE measure is viewed as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2011 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended
	July 31 2012							April 30 2012	July 31 2011
(Millions of Canadian dollars, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders from continuing operations	$1,110	$147	$176	$(37)	$465	$291	$2,152	$1,473	$1,594
Net income available to common shareholders from discontinued operations							–	(30)	(389)
Net income available to common shareholders							2,152	1,443	1,205
Average common equity from continuing operations (2)	$10,050	$5,200	$1,500	$3,000	$12,250	$5,700	$37,700	$36,000	$30,300
Average common equity from discontinued operations								400	2,750
Total average common equity (2)	$10,050	$5,200	$1,500	$3,000	$12,250	$5,700	$37,700	$36,400	$33,050
ROE from continuing operations	43.8%	11.3%	47.3%	(5.0)%	15.1%	n.m.	22.7%	16.5%	19.2%
ROE							22.7%	16.1%	14.5%
(1)	Goodwill and intangible capital, and average common equity represent rounded figures. ROE is based on actual balances before rounding.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m.	not meaningful

12        Royal Bank of Canada        Third Quarter 2012

	For the nine months ended
	July 31 2012							July 31 2011
(Millions of Canadian dollars, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders from continuing operations	$3,003	$529	$511	$(222)	$1,319	$272	$5,412	$5,092
Net income available to common shareholders from discontinued operations							(51)	(488)
Net income available to common shareholders							5,361	4,604
Average common equity from continuing operations (2)	$10,350	$5,150	$1,500	$3,050	$11,750	$4,250	$36,050	$28,650
Average common equity from discontinued operations							550	3,300
Total average common equity (2)	$10,350	$5,150	$1,500	$3,050	$11,750	$4,250	$36,600	$31,950
ROE from continuing operations	38.7%	13.7%	45.5%	(9.7)%	15.0%	n.m.	19.7%	21.3%
ROE							19.6%	19.3%
(1)	Goodwill and intangible capital, and average common equity represent rounded figures. ROE is based on actual balances before rounding.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m.	not meaningful

Economic profit on a continuing operations basis

Economic profit is net income from continuing operations excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions by each segment to shareholder value. Economic profit is a non-GAAP measure and does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. We prospectively revised our cost of equity in the first quarter of 2012 to 9.5% from 10% in 2011.

The following table provides a summary of our Economic profit on a continuing basis:

	For the three months ended
	July 31 2012							April 30 2012	July 31 2011
(Millions of Canadian dollars)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income from continuing operations	$1,127	$156	$179	$(31)	$486	$323	$2,240	$1,563	$1,683
add: Non-controlling interests	–	–	–	(1)	–	(23)	(24)	(25)	(25)
After-tax effect of amortization of other intangibles	–	18	–	11	–	–	29	28	32
Impairment of goodwill and other intangibles	–	–	–	7	–	–	7	161	–
Adjusted net income	$1,127	$174	$179	$(14)	$486	$300	$2,252	$1,727	$1,690
less: Capital charge	261	135	39	78	318	135	966	904	824
Economic profit from continuing operations	$866	$39	$140	$(92)	$168	$165	$1,286	$823	$866

	For the nine months ended
	July 31 2012							July 31 2011
(Millions of Canadian dollars)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income from continuing operations	$3,058	$556	$520	$(203)	$1,383	$365	$5,679	$5,361
add: Non-controlling interests	–	–	–	(3)	(1)	(70)	(74)	(76)
After-tax effect of amortization of other intangibles	–	49	–	35	2	–	86	92
Impairment of goodwill and other intangibles	–	–	–	168	–	–	168	–
Adjusted net income	$3,058	$605	$520	$(3)	$1,384	$295	$5,859	$5,377
less: Capital charge	799	398	116	237	909	293	2,752	2,320
Economic profit from continuing operations	$2,259	$207	$404	$(240)	$475	$2	$3,107	$3,057

Royal Bank of Canada        Third Quarter 2012        13

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income	$ 2,248	$ 2,017	$ 2,000	$ 6,329	$ 5,924
Non-interest income	845	800	801	2,466	2,424
Total revenue	3,093	2,817	2,801	8,795	8,348
PCL	234	271	267	748	799
Non-interest expense	1,330	1,277	1,298	3,901	3,779
Net income before income taxes	1,529	1,269	1,236	4,146	3,770
Net income	$ 1,127	$ 937	$ 888	$ 3,058	$ 2,716
Revenue by business
Personal Financial Services	$ 1,768	$ 1,568	$ 1,547	$ 4,911	$ 4,621
Business Financial Services	736	695	696	2,152	2,042
Cards and Payment Solutions	589	554	558	1,732	1,685
Selected average balances and other information
ROE	43.8%	36.0%	36.0%	38.7%	39.9%
ROE adjusted (1)	38.9%	n.a.	n.a.	37.1%	n.a.
NIM (2)	2.91%	2.72%	2.75%	2.79%	2.78%
NIM adjusted (1), (2)	2.74%	n.a.	n.a.	2.74%	n.a.
Efficiency ratio (3)	43.0%	45.3%	46.3%	44.4%	45.3%
Efficiency ratio adjusted (1), (3)	44.8%	n.a.	n.a.	45.0%	n.a.
Operating leverage	8.0%	0.0%	n.a.	2.1%	n.a.
Operating leverage adjusted (1)	3.5%	n.a.	n.a.	0.6%	n.a.
Effective income tax rate	26.3%	26.2%	28.2%	26.2%	28.0%
Average total earning assets (4)	$ 307,900	$ 301,700	$ 288,100	$ 302,700	$ 284,800
Average loans and acceptances (4)	310,500	304,200	289,200	305,100	284,500
Average deposits	231,800	227,100	211,000	228,100	204,900
AUA (4)	165,600	164,500	158,600	165,600	158,600
PCL on impaired loans as a % of average net loans and acceptances	.30%	.36%	.37%	.33%	.38%

(1)	Measures have been adjusted for a gain from a change in estimate of mortgage prepayment interest. For further details, refer to the Non-GAAP measures and the Accounting and control matters sections.
(2)	NIM is calculated as net interest income divided by average total earning assets.
(3)	Efficiency ratio is calculated as non-interest expense divided by the total revenue.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2012 of $46.1 billion and $6.1 billion, respectively (April 30, 2012 – $43.0 billion and $4.9 billion; July 31, 2011 – $40.0 billion and $3.1 billion). AUA includes securitized residential mortgages and credit card loans as at July 31, 2012 of $31.8 billion and $6.1 billion respectively (April 30, 2012 – $31.6 billion and $4.9 billion, July 31, 2011 – $31.7 billion and $3.0 billion).

Q3 2012 vs. Q3 2011

Net income increased $239 million or 27% compared to the prior year. Results this quarter included a favourable adjustment related to a change in estimate of mortgage prepayment interest (prepayment adjustment) of $125 million ($92 million after-tax). Excluding the prepayment adjustment, net income was $1,035 million, up $147 million or 17%, reflecting strong volume growth across most businesses, a lower effective tax rate and lower PCL due to improved credit quality. These factors were partially offset by spread compression and higher costs in support of business growth.

Total revenue increased $292 million or 10%. Excluding the prepayment adjustment noted above, revenue increased $167 million or 6% from the prior year.

Personal Financial Services revenue increased $221 million or 14%. Excluding the prepayment adjustment, revenue increased $96 million or 6%, reflecting strong volume growth in residential mortgages and personal deposits and loans, partially offset by lower spreads on deposits.

Business Financial Services revenue increased $40 million or 6%, reflecting strong volume growth in business deposits and loans, partially offset by lower spreads.

Cards and Payment Solutions revenue increased $31 million or 6%, primarily reflecting higher credit card transaction volumes as well as higher loan balances, partially offset by lower spreads.

Net interest margin increased 16 bps. Excluding the prepayment adjustment, net interest margin decreased 1 bp mainly due to spread compression reflecting the continuing low interest rate environment, largely offset by lower mortgage breakage costs and a favourable change in product mix.

PCL decreased $33 million or 12%, mainly due to lower write-offs related to our credit card portfolio and lower PCL in our business lending portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $32 million or 2%, mainly due to higher costs in support of business growth, partially offset by our ongoing focus on cost management and lower sundry losses.

Q3 2012 vs. Q2 2012

Net income increased $190 million or 20% from the prior quarter. Excluding the prepayment adjustment, net income increased $98 million or 10%, reflecting the positive impact of seasonal factors, including additional days in the quarter, solid volume growth across all businesses and strong growth in credit card transaction volumes. These factors were partially offset by higher costs in support of business growth.

Net interest margin increased 19 bps. Excluding the prepayment adjustment, net interest margin increased 2 bps reflecting lower mortgage breakage costs and a favourable change in product mix.

14        Royal Bank of Canada        Third Quarter 2012

Operating leverage of 8.0% increased from 0.0% in the previous quarter. Excluding the prepayment adjustment, operating leverage was 3.5%, reflecting solid revenue growth, our focus on cost management which constrained expense growth and lower sundry losses.

Q3 2012 vs. Q3 2011 (Nine months ended)

Net income increased $342 million or 13% from last year. Excluding the prepayment adjustment, net income increased $250 million or 9%, largely reflecting strong volume growth across most businesses, a lower effective tax rate and lower PCL reflecting improved credit quality. These factors were partially offset by spread compression and higher costs in support of business growth. In addition, the prior year included a gain on sale of Canadian Banking’s remaining Visa shares of $29 million ($21 million after-tax).

Total revenue increased $447 million or 5%. Excluding the prepayment adjustment, revenue increased $322 million or 4%, reflecting strong volume growth across most businesses, partially offset by spread compression.

PCL decreased $51 million or 6%, mainly due to lower PCL in our credit card and business lending portfolios, partially offset by higher PCL in our secured personal lending portfolio.

Non-interest expense increased $122 million or 3%, mainly due to higher costs in support of business growth, partially offset by our ongoing focus on cost management.

Results and measures excluding the prepayment adjustment noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Non-GAAP measures and the Accounting and control matters sections.

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income	$98	$98	$91	$298	$269
Non-interest income
Fee-based revenue	742	732	734	2,195	2,095
Transactional and other revenue	327	389	331	1,081	1,193
Total revenue	1,167	1,219	1,156	3,574	3,557
Non-interest expense	944	940	895	2,823	2,693
Net income before income taxes	223	279	261	751	864
Net income	$156	$212	$192	$556	$632
Revenue by business
Canadian Wealth Management	$422	$434	$421	$1,278	$1,298
U.S. & International Wealth Management	474	508	451	1,468	1,482
U.S. & International Wealth Management (US$ millions)	466	512	468	1,458	1,516
Global Asset Management (1)	271	277	284	828	777
Selected average balances and other information
ROE	11.3%	16.1%	14.3%	13.7%	17.1%
Pre-tax margin (2)	19.1%	22.9%	22.6%	21.0%	24.3%
Number of advisors (3)	4,339	4,306	4,236	4,339	4,236
AUA – Total	$562,200	$560,100	$525,300	$562,200	$525,300
– U.S. & International Wealth Management	339,700	335,000	313,700	339,700	313,700
– U.S. & International Wealth Management (US$ millions)	338,700	339,200	328,400	338,700	328,400
AUM	324,500	322,300	310,200	324,500	310,200
Average AUA	562,000	557,100	534,600	550,300	534,200
Average AUM	323,800	321,500	313,500	319,000	300,200

	For the three months ended		For the nine months ended
Estimated impact of U.S. translation on key income statement items	Q3 2012 vs Q2 2012	Q3 2012 vs Q3 2011	Q3 2012 vs Q3 2011
Increase (decrease):
Total revenue	$10	20	30
Non-interest expense	10	20	30
Percentage change in average US$ equivalent of C$1.00	(3)%	(5)%	(3)%

(1)	Includes BlueBay results which are reported on a one-month lag.
(2)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q3 2012 vs. Q3 2011

Net income decreased $36 million or 19% from a year ago. Excluding the unfavourable impact of $29 million ($21 million after-tax) related to certain regulatory and legal matters this quarter(4), net income was down $15 million or 8%, mainly due to lower transaction volumes reflecting continued investor uncertainty.

(4)	Results excluding the impact of certain regulatory and legal matters in the current year and the prior year favourable accounting and tax adjustments are non-GAAP measures. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institution. We believe that excluding these items is more reflective of ongoing operating results, will provide readers with better understanding of management’s perspective and should enhance the comparability of the financial performance for the three month and nine month periods ended July 31, 2012 with the corresponding periods in the prior year and the three month period ended April 30, 2012.

Royal Bank of Canada        Third Quarter 2012        15

Total revenue increased $11 million or 1% as compared to the previous year.

Canadian Wealth Management revenue was flat as higher average fee-based client assets resulting from net sales and capital appreciation were offset by lower transaction volumes.

U.S. & International Wealth Management revenue increased $23 million or 5%. In U.S. dollars, revenue was flat as the impact from lower transaction volumes was offset by the increase in fair value of our U.S. stock-based compensation plan and higher average fee-based client assets resulting from capital appreciation.

Global Asset Management revenue decreased $13 million or 5%, mainly due to lower performance fees partially offset by higher average fee-based client assets resulting from capital appreciation and net sales.

Non-interest expense increased $49 million or 5%, mainly due to the unfavourable impact of $29 million related to certain regulatory and legal matters, and the unfavourable impact of the weaker Canadian dollar.

Q3 2012 vs. Q2 2012

Net income decreased $56 million or 26%. Excluding the impact of certain regulatory and legal matters noted above(4), net income decreased $35 million or 17%, mainly due to the decrease in fair value of our U.S. stock-based compensation plan, lower transaction volumes reflecting continued investor uncertainty and generally slow market activity in the third quarter.

Q3 2012 vs. Q3 2011 (Nine months ended)

Net income decreased $76 million or 12% from a year ago. Excluding the impact of certain regulatory and legal matters of $29 million ($21 million after-tax) in the current year and the prior year favourable accounting and tax adjustments of $23 million after-tax(4), net income decreased $32 million or 5%, mainly due to lower transaction volumes and higher costs. These factors were partially offset by higher average fee-based client assets.

Total revenue was flat as higher average fee-based client assets across all business lines resulting from capital appreciation and net sales and the impact of the weaker Canadian dollar were offset by lower transaction volumes.

Non-interest expense increased $130 million or 5%, mainly due to higher staff levels, marketing spend and infrastructure investments in support of business growth. The unfavourable impact of certain regulatory and legal matters in the current year noted above and the impact of the weaker Canadian dollar also contributed to the increase. Our prior year results also included favourable accounting adjustments related to our deferred compensation plan of $15 million.

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Non-interest income
Net earned premiums	$902	$932	$891	$2,791	$2,636
Investment income (1)	363	(59)	399	836	449
Fee income	58	53	59	172	175
Total revenue	$1,323	$926	$1,349	$3,799	$3,260
Insurance policyholder benefits and claims (1)	864	495	933	2,424	2,037
Insurance policyholder acquisition expense	136	145	148	427	454
Non-interest expense	126	126	126	381	369
Net income before income taxes	$197	$160	$142	$567	$400
Net income	$179	$151	$141	$520	$400
Revenue by business
Canadian Insurance	$873	$449	$875	$2,376	$1,919
International and Other Insurance	450	477	474	1,423	1,341
Selected average balances and other information
ROE	47.3%	40.6%	34.5%	45.5%	36.4%
Premiums and deposits (2)	$1,213	$1,189	$1,211	$3,634	$3,496
Fair value changes on investments backing policyholder liabilities (1)	256	(196)	280	445	91

(1)	Investment income can experience volatility arising from fluctuation in the fair value of Fair Value Through Profit or Loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q3 2012 vs. Q3 2011

Net income increased $38 million or 27%, mainly due to lower claims costs in Canadian insurance products and the reduction of policy acquisition cost-related liabilities of $33 million ($24 million after-tax) reflecting changes to our proprietary distribution channel. These factors were partially offset by higher claims costs in reinsurance products.

Total revenue decreased $26 million or 2% compared to last year.

Canadian Insurance revenue was flat as volume growth across most products was offset by the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

International and Other Insurance revenue decreased $24 million or 5%, as the prior year included the annual European life contract renewals. Volume growth in the U.K. annuity and European life businesses in the current year partially offset the decrease in revenue.

16        Royal Bank of Canada        Third Quarter 2012

PBCAE decreased $81 million or 7%, mainly due to lower claims costs in Canadian insurance products, the reduction of policy acquisition cost-related liabilities as noted above and the change in fair value of investments backing our policyholder liabilities. These factors were partially offset by higher claims costs in reinsurance products.

Non-interest expense was flat as higher costs in support of business growth were mostly offset by our ongoing focus on cost management.

Q3 2012 vs. Q2 2012

Net income increased $28 million or 19% mainly due to the reduction of policy acquisition cost-related liabilities as noted above.

Q3 2012 vs. Q3 2011 (Nine months ended)

Net income increased $120 million or 30%, mainly due to lower claims costs in Canadian insurance products, volume growth across most products and net investment gains. The reduction of policy acquisition cost-related liabilities as noted above also contributed to the increase. These factors were partially offset by higher claims costs in reinsurance products and net unfavourable actuarial adjustments.

Total revenue increased $539 million or 17%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Volume growth across most products and net investment gains also contributed to the increase.

PBCAE increased $360 million or 14%, mainly due to the change in fair value of investments as noted above. Volume growth across most products, higher claims costs in reinsurance products and net unfavourable actuarial adjustments reflecting management actions and assumption changes also contributed to the increase. These factors were partially offset by lower claims costs in Canadian insurance products and the reduction of policy acquisition cost-related liabilities as noted above.

Non-interest expense increased $12 million or 3% as higher costs in support of business growth were partially offset by lower marketing spend and our ongoing focus on cost management.

International Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income	$160	$166	$149	$485	$477
Non-interest income	225	173	243	612	705
Total revenue	385	339	392	1,097	1,182
PCL	66	47	44	121	73
Non-interest expense	355	499	307	1,180	910
Net (loss) income before income taxes	(36)	(207)	41	(204)	199
Net (loss) income	$(31)	$(196)	$18	$(203)	$132
Revenue by business
Banking (1)	$207	$211	$198	$619	$629
RBCIS (1), (2)	178	128	194	478	553
Selected average balances and other information
ROE	(5.0)%	(26.9)%	1.4%	(9.7)%	4.7%
Average loans and acceptances	$8,300	$8,300	$8,000	$8,300	$8,100
Average deposits	30,800	28,600	26,600	29,100	25,900
AUA (3)	2,678,900	2,816,600	2,839,100	2,678,900	2,839,100
AUM (3)	2,900	2,700	2,600	2,900	2,600
Average AUA	2,781,100	2,823,600	2,868,100	2,770,300	2,831,600
Average AUM	2,900	2,700	2,600	2,800	2,600
PCL on impaired loans as a % of average net loans and acceptances	3.17%	2.31%	2.20%	1.95%	1.20%

	For the three months ended		For the nine months ended
Estimated impact of U.S., Euro and TTD translation on key income statement items	Q3 2012 vs Q2 2012	Q3 2012 vs Q3 2011	Q3 2012 vs Q3 2011
Increase (decrease):
Total revenue	$–	$(5)	$(5)
Non-interest expense	(5)	(5)	(5)
Percentage change in average US$ equivalent of C$1.00	(3)%	(5)%	(3)%
Percentage change in average Euro equivalent of C$1.00	4%	10%	5%
Percentage change in average TTD equivalent of C$1.00	(2)%	(5)%	(3)%

(1)	Caribbean banking units formerly operating as RBTT Financial Group (RBTT) and RBCIS results are reported on a one-month lag.
(2)	The acquisition of the remaining 50% stake in RBC Dexia closed on July 27, 2012 and RBC Dexia was subsequently rebranded RBC Investor Services (RBCIS).
(3)	These represent the AUA and AUM of RBTT and total AUA of RBCIS, reported on a one-month lag.

Royal Bank of Canada        Third Quarter 2012        17

Q3 2012 vs. Q3 2011

Net loss of $31 million compared to net income of $18 million a year ago. The net loss was mainly driven by higher PCL in Caribbean banking and a loss of $12 million ($11 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia. Lower revenue in RBCIS, and higher staff costs also contributed to the decrease. In addition, net income in the prior year was unfavourably impacted by taxes paid on intercompany transfers.

Total revenue decreased $7 million or 2%.

Banking revenue increased $9 million or 5%, mainly due to the favourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated revenue. Weak economic conditions in the Caribbean continued to negatively impact business activity.

RBCIS revenue decreased $16 million or 8%, primarily driven by lower securities brokerage commissions resulting from unfavourable market conditions in Europe and the depreciation of the Euro against the Canadian dollar.

PCL increased $22 million or 50%, largely due to higher PCL in our Caribbean portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $48 million or 16%, mainly due to a writedown of intangibles and costs related to the acquisition of RBC Dexia. Higher staff costs, combined with set-up costs in our U.S. cross border banking business, also contributed to the increase.

For further details on our acquisition of RBC Dexia, refer to the Key corporate events section and Note 8 of our unaudited Interim Condensed Consolidated Financial Statements.

Q3 2012 vs. Q2 2012

Net loss of $31 million compared to net loss of $196 million last quarter as the prior quarter included a loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia. Results this quarter also reflected higher PCL in Caribbean banking.

Q3 2012 vs. Q3 2011 (Nine months ended)

Net loss of $203 million compared to net income of $132 million a year ago. The net loss was driven by the loss of $224 million ($213 million after-tax) related to the acquisition of RBC Dexia.

Total revenue decreased $85 million or 7%, primarily due to our proportionate share of the loss recorded by RBC Dexia from the securities exchange with Dexia Group and trading losses on the sale of a majority of the securities received in the exchange. Lower foreign exchange revenue and securities brokerage commissions in RBCIS, and lower business loan volumes in Caribbean banking also contributed to the decrease.

PCL increased $48 million or 66%, largely reflecting higher PCL in our Caribbean portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $270 million or 30%, mainly due to the impairment loss related to our investment in RBC Dexia, comprised of a writedown of goodwill and intangibles, and other costs related to our acquisition of RBC Dexia. Higher staff costs, combined with set-up costs in our U.S. cross border banking business, also contributed to the increase.

18        Royal Bank of Canada        Third Quarter 2012

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income (1)	$766	$807	$666	$2,337	$1,985
Non-interest income	973	903	467	2,728	2,698
Total revenue (1)	1,739	1,710	1,133	5,065	4,683
PCL	24	31	9	72	(19)
Non-interest expense	981	1,014	772	2,973	2,821
Net income before income taxes	734	665	352	2,020	1,881
Net income	$486	$449	$259	$1,383	$1,302
Revenue by business
Global Markets	$932	$1,072	$591	$3,094	$2,809
Corporate and Investment Banking	774	638	663	1,978	1,949
Other	33	–	(121)	(7)	(75)
Selected average balances and other information
ROE	15.1%	14.9%	11.5%	15.0%	20.7%
Average trading securities	$112,600	$118,100	$151,000	$117,100	$145,000
Average loans and acceptances	50,600	46,400	35,900	46,700	35,400
Average deposits	111,800	117,300	111,000	115,700	114,600
PCL on impaired loans as a % of average net loans and acceptances	.19%	.27%	.10%	.21%	(.07)%

	For the three months ended		For the nine months ended
Estimated impact of U.S., British pound and Euro translation on key income statement items	Q3 2012 vs Q2 2012	Q3 2012 vs Q3 2011	Q3 2012 vs Q3 2011
Increase (decrease):
Total revenue (pre-tax)	$30	$65	$85
Non-interest expense (pre-tax)	10	20	35
Net income	10	30	30
Percentage change in average US$ equivalent of C$1.00	(3)%	(5)%	(3)%
Percentage change in average British pound equivalent of C$1.00	0%	(1)%	(1)%
Percentage change in average Euro equivalent of C$1.00	4%	10%	5%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three months ended July 31, 2012 was $88 million (April 30, 2012 – $118 million; July 31, 2011 – $84 million). For further discussion, refer to the How we measure and report our business segments section of our 2011 Annual Report.

Q3 2012 vs. Q3 2011

Net income increased $227 million, primarily due to higher fixed income trading results reflecting improved market conditions. Higher corporate and investment banking results driven by strong client growth in our lending and loan syndication businesses also contributed to the increase. These factors were partially offset by a higher effective tax rate reflecting increased earnings in higher tax jurisdictions. In addition, the prior year was unfavourably impacted by losses of $142 million ($71 million after-tax and compensation adjustments) on certain market and credit related items(2).

Total revenue increased $606 million or 53%.

Global Markets revenue increased $341 million or 58%, largely driven by higher trading revenue, primarily in our fixed income businesses across all geographies, driven by higher client volumes, greater market liquidity and tightening credit spreads. Our fixed income trading businesses benefitted from improved market conditions as compared to the challenging market conditions last year and we reduced our trading inventory levels by 25% while focusing more on our origination and our client flow businesses.

Corporate and Investment Banking revenue increased $111 million or 17%, primarily driven by strong growth in lending and loan syndication in the U.S. and Europe. Higher debt origination reflecting solid issuance activity in the U.S. and higher M&A activity also contributed to the increase. These factors were partially offset by lower equity origination activity in Canada.

Other revenue of $33 million compared to a loss of $121 million last year was mainly due to gains of $18 million ($7 million after-tax and compensation adjustments) on bank-owned life insurance (BOLI) stable value products, compared to losses in the prior year of $66 million ($23 million after-tax and compensation adjustments), and a prior year loss of $48 million ($35 million after-tax) related to a consolidated special purpose entity from which we exited all transactions in the first quarter of 2012.

PCL increased $15 million, largely reflecting higher PCL on a few accounts in Canada, net of recoveries as compared to the prior year. For further details, refer to the Credit quality performance section.

Non-interest expense increased $209 million or 27%, mainly due to higher variable compensation on improved results and higher costs in support of business growth primarily in our corporate and investment banking business in the U.S. and U.K. This increase was partially offset by our ongoing focus on cost management activities.

Q3 2012 vs. Q2 2012

Net income increased $37 million or 8%, primarily due to strength in our corporate and investment banking businesses. Strong growth in our lending and loan syndication businesses largely in the U.S. and higher M&A activity more than offset lower equity trading and equity origination results. Lower non-interest expense included a compensation adjustment to reflect expected targeted payouts.

(2)	Certain market and credit related items consist of BOLI, a consolidated special purpose entity from which we exited all transactions in the first quarter of 2012, credit valuation adjustments, fair value adjustments on RBC debt, and credit default swaps.

Royal Bank of Canada        Third Quarter 2012        19

Q3 2012 vs. Q3 2011 (Nine months ended)

Net income increased $81 million or 6%, primarily due to higher fixed income trading results and strong growth in our lending portfolio largely in the U.S. These factors were partially offset by lower origination volumes and higher PCL, as compared to recoveries last year. In addition, the prior year was favourably impacted by a gain related to the termination of credit default swaps insured by MBIA of $102 million ($49 million after-tax and compensation adjustments).

Total revenue increased $382 million or 8%, largely due to higher fixed income trading, driven by increased client activity and improved market conditions. Higher lending and loan syndication driven by volume growth primarily in the U.S. also contributed to the increase. These factors were partially offset by lower origination volumes as compared to the robust activity levels in the early part of last year.

PCL of $72 million compared to a recovery of $19 million last year due to higher provisions on a few accounts in the current year, compared to recoveries in the prior year.

Non-interest expense increased $152 million or 5%, mainly due to higher variable compensation on improved results and higher costs in support of business growth primarily in our corporate and investment banking businesses in the U.S. and U.K. This increase was partially offset by our ongoing focus on cost management activities.

Corporate Support

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income (loss) (1)	$17	$(57)	$(17)	$(126)	$(255)
Non-interest income (loss)	32	(30)	83	50	171
Total revenue (1)	49	(87)	66	(76)	(84)
PCL	–	–	–	(1)	4
Non-interest expense	23	–	19	28	65
Net income (loss) before income taxes	26	(87)	47	(103)	(153)
Net income (2)	$323	$10	$185	$365	$179

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and non-controlling interest (NCI). Net income attributable to NCI for the three months ended July 31, 2012 was $23 million (April 30, 2012 – $23 million; July 31, 2011 – $24 million). For the nine months ended July 31, 2012, net income attributable to NCI was $70 million (July 31, 2011 – $69 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each quarter in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended July 31, 2012 was $88 million as compared to $118 million in the prior quarter and $84 million in the prior year. For the nine months ended July 31, 2012, the amount was $327 million as compared to $374 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2011 Annual Report to Shareholders.

In addition to the teb impacts noted above, the following identifies other material items affecting the reported results in each quarter.

Q3 2012

Net income was $323 million largely due to the previously announced settlement of several tax matters with the CRA which resulted in the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid. Our results also included other net favourable tax adjustments and asset/liability management activities undertaken by Corporate Treasury.

Q2 2012

Net income was $10 million largely due to asset/liability management activities, partially offset by an unfavourable tax adjustment.

Q3 2011

Net income was $185 million largely due to asset/liability management activities and net favourable tax adjustments.

Q3 2012 (Nine months ended)

Net income was $365 million largely due to the release of tax uncertainty provisions and interest income as noted above, asset/liability management activities, and other net tax adjustments.

Q3 2011 (Nine months ended)

Net income was $179 million mainly reflecting asset/liability management activities, partially offset by net unfavourable tax adjustments.

20        Royal Bank of Canada        Third Quarter 2012

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters (the period):

	2012	2011						2010
	IFRS							CGAAP
(Millions of Canadian dollars, except for percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Continuing operations
Net interest income	$3,289	$3,031	$3,003	$2,957	$2,889	$2,716	$2,795	$2,610
Non-interest income	4,467	3,893	4,571	3,735	4,008	4,115	4,423	4,168
Total revenue	$7,756	$6,924	$7,574	$6,692	$6,897	$6,831	$7,218	$6,778
PCL	324	348	267	276	320	273	264	283
PBCAE	1,000	640	1,211	867	1,081	843	567	1,047
Non-interest expense	3,759	3,857	3,671	3,530	3,417	3,551	3,669	3,582
Net income before income taxes	$2,673	$2,079	$2,425	$2,019	$2,079	$2,164	$2,718	$1,866
Income taxes	433	516	549	410	396	482	722	467
Net income from continuing operations	$2,240	$1,563	$1,876	$1,609	$1,683	$1,682	$1,996	$1,399
Non-controlling interest in net income of subsidiaries	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	27
Net income from continuing operations – CGAAP	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,372
Net loss from discontinued operations	–	(30)	(21)	(38)	(389)	(51)	(48)	(251)
Net income (1)	$2,240	$1,533	$1,855	$1,571	$1,294	$1,631	$1,948	$1,121
EPS – basic	$1.49	$1.00	$1.23	$1.03	$.84	$1.08	$1.30	$.74
– diluted	1.47	.99	1.22	1.02	.83	1.06	1.27	.74
EPS from continuing operations – basic	$1.49	$1.02	$1.24	$1.06	$1.11	$1.12	$1.34	$.92
– diluted	1.47	1.01	1.23	1.05	1.10	1.10	1.31	.91
Segment net income (loss) from continuing operations
Canadian Banking	$1,127	$937	$994	$948	$888	$895	$933	$765
Wealth Management	156	212	188	179	192	227	213	175
Insurance	179	151	190	200	141	123	136	124
International Banking	(31)	(196)	24	10	18	46	68	(7)
Capital Markets	486	449	448	154	259	406	637	373
Corporate Support	323	10	32	118	185	(15)	9	(58)
Net income from continuing operations	$2,240	$1,563	$1,876	$1,609	$1,683	$1,682	$1,996	$1,372
Net income – total	$2,240	$1,533	$1,855	$1,571	$1,294	$1,631	$1,948	$1,121
Effective income tax rate	16.2%	24.8%	22.6%	20.3%	19.0%	22.3%	26.6%	25.0%
Period average US$ equivalent of C$1.00	$.982	$1.008	$.987	$.992	$1.039	$1.039	$.992	$.963

(1)	Net income from continuing operations reflects income attributable to both shareholders and NCI. Net income under IFRS is apportioned between our shareholders and NCI after the effects of all continuing and discontinued operations have been presented.

•

In the third quarter of 2012, our results included a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the CRA.

•	In the third quarter of 2012, our results included an adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax).
•

In the second quarter of 2012, our results included a loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia. The current quarter included an additional loss related to the acquisition of $12 million ($11 million after-tax).

•

In the third quarter of 2011, our results included a net loss from discontinued operations largely related to our U.S. regional retail banking operations of $389 million which included the loss on sale of those operations of $310 million and a net operating loss of $79 million. The sale closed on March 2, 2012.

•

In the first quarter of 2011, our results included a gain of $102 million ($49 million after-tax and compensation adjustments) due to a legal settlement with MBIA on the termination of our direct monoline insurance protection with them.

•	In the fourth quarter of 2010, our results included a loss of $116 million relating to the sale of Liberty Life.
•	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

For further details on the release of tax uncertainty provisions and interest income, refer to the Financial performance – Results from continuing operations – Income taxes and the Non-GAAP measures sections. For further details on the mortgage prepayment interest adjustment, refer to the Non-GAAP measures and the Accounting and control matters sections.

Continuing operations

Trend analysis

Economic conditions in Canada and U.S. moderately improved over the period, although capital market conditions remained uncertain, reflecting renewed European sovereign debt concerns and weakening global growth prospects.

Royal Bank of Canada        Third Quarter 2012        21

Net income generally trended up over the period with very strong results in the current quarter. Over the period our results were strong, mainly reflecting strong volume growth in Canadian Banking and solid results in our capital markets businesses in 2012. Results in Wealth Management were impacted by lower transaction volumes reflecting investor uncertainty over the previous quarters.

Revenue generally trended up with some fluctuations over the period. Trading revenue fluctuated over the period with solid results experienced in the first three quarters of 2012. Over the period revenue was positively impacted by solid volume growth in Canadian Banking and improvement in our corporate and investment banking businesses. In the current quarter, revenue was favourably impacted by certain items, including the change in estimate of mortgage prepayment interest and the interest income related to the tax refund noted above. Changes to the fair value of investments backing our policyholder liabilities in Insurance, largely offset in PBCAE, contributed to the fluctuations. Net interest income generally trended up over the period, although it was unfavourably impacted by spread compression in our banking and wealth management businesses due to continued low interest rate environment.

PCL has been generally stable throughout the period, reflecting stabilizing asset quality in Canada offset by higher PCL in Caribbean due to weakening economic conditions.

PBCAE has been subject to quarterly fluctuations. Generally over the period there have been changes to the fair value of investments backing our policyholder liabilities, largely offset in revenue, which can cause volatility quarter to quarter. PBCAE has also been impacted by higher costs due to volume growth, actuarial liability adjustments and generally lower claim costs.

Non-interest expense generally trended upward mainly due to higher costs in support of business growth and overall higher variable compensation in Capital Markets in the period as well as in Wealth Management in 2011 driven by higher results, although the growth rate of non-interest expense was favourably impacted by our cost management programs. The previous quarter included the impairment loss related to the acquisition of RBC Dexia, as noted above.

Our effective income tax rate generally fluctuated over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates, a fluctuating level of income from tax advantage sources (Canadian taxable corporate dividends), and tax adjustments. The reduction in statutory Canadian corporate income tax rates over the period generally lowered our effective tax rate. The current quarter effective income tax rate decreased significantly, as it was impacted by certain items. For further details, refer to the Financial performance – Results from continuing operations – Income taxes and the Non-GAAP measures sections.

Results by geographic segment (1)

	For the three months ended									For the nine months ended
	July 31 2012			April 30 2012			July 31 2011			July 31 2012			July 31 2011
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$5,245	$1,278	$1,233	$4,464	$1,198	$1,262	$4,923	$868	$1,106	$14,894	$3,572	$3,788	$14,183	$3,118	$3,645
Net income from continuing operations	$1,843	$243	$154	$1,230	$194	$139	$1,520	$74	$89	$4,566	$611	$502	$4,273	$415	$673
Net loss from discontinued operations	–	–	–	–	(30)	–	–	(389)	–	–	(51)	–	–	(488)	–
Net income - total	$1,843	$243	$154	$1,230	$164	$139	$1,520	$(315)	$89	$4,566	$560	$502	$4,273	$(73)	$673

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 of our 2011 Annual Report.

Continuing operations

Q3 2012 vs. Q3 2011

Net income in Canada was up $323 million or 21% from the prior year, largely due to the settlement of several tax matters with the CRA which resulted in the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid. Strong volume growth and lower PCL in Canadian Banking, a favourable adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax), a lower effective tax rate due to a reduction in statutory Canadian corporate income tax rates and higher trading results in our fixed income businesses also contributed to the increase. These factors were partially offset by spread compression largely in Canadian Banking and lower equity origination and M&A activity.

U.S. net income was up $169 million from the prior year, largely due to higher trading and corporate and investment banking businesses results driven by improved market conditions and strong client growth in our lending, loan syndication and debt origination businesses.

Other International net income increased $65 million or 73% from the previous year, mainly reflecting higher fixed income trading results. Higher lending, loan syndication and M&A activity also contributed to the increase. These factors were partially offset by higher PCL in our Caribbean portfolio.

For further details related to our release of tax uncertainty provisions, refer to the Financial performance – Results from continuing operations – Income taxes section. For further details related to our acquisition of the remaining 50% stake in RBC Dexia, refer to the Key corporate events section and Note 8 of our unaudited Interim Condensed Consolidated Financial Statements. For further details related to the mortgage prepayment interest adjustment, refer to the Accounting and control matters section and Note 2 of our unaudited Interim Condensed Consolidated Financial Statements.

22        Royal Bank of Canada        Third Quarter 2012

Q3 2012 vs. Q2 2012

Net income in Canada was up $613 million or 50% from last quarter, largely due to the tax settlement and mortgage prepayment interest adjustment as noted above. Net favourable tax adjustments, solid volume growth, lower PCL and seasonal factors, including additional days in the quarter also contributed to the increase. In addition, last quarter included an impairment loss related to the acquisition of the remaining 50% stake in RBC Dexia of $100 million (before- and after-tax) recorded in our Canadian operations, which unfavourably impacted net income for that quarter.

U.S. net income increased $49 million from last quarter, largely reflecting strength in our corporate and investment banking businesses. Strong growth in our lending, loan syndication and debt origination businesses and lower PCL in Capital Markets more than offset a decrease in fair value of our U.S. stock-based compensation plan in Wealth Management and lower equity trading results due to lower client volumes.

Other International net income increased $15 million or 11% from last quarter, primarily due to the impairment loss related to RBC Dexia of which $61 million (before- and after-tax) was recorded in our Other International operations in the prior quarter, which unfavourably impacted net income for that quarter. Strong growth in lending and loan syndication and higher M&A activity in Capital Markets also contributed to the increase. These factors were partially offset by lower trading results, higher PCL in our Caribbean portfolio and lower transaction volumes in Wealth Management

Q3 2012 vs. Q3 2011 (Nine months ended)

Net income in Canada was up $293 million or 7% from the previous year, largely due to strong volume growth in Canadian Banking and the tax settlement, noted above. The mortgage prepayment interest adjustment as noted above and the lower effective tax rate also contributed to the increase. These factors were partially offset by a loss related to the acquisition of the remaining 50% stake in RBC Dexia, spread compression in our banking related businesses and lower origination and M&A activity.

U.S. net income was up $196 million or 47%, primarily due to higher fixed income trading results driven by improved market conditions. Strong growth in our lending, loan syndication and debt origination businesses also contributed to the increase.

Other International net income decreased $171 million or 25%, mainly due to the loss related to the acquisition of the remaining 50% stake in RBC Dexia. Higher PCL in our Caribbean portfolio and higher costs in support of business growth also contributed to the decrease. These factors were partially offset by higher fixed income trading results. In addition, the prior year was favourably impacted by a gain related to the termination of credit default swaps insured by MBIA of $102 million ($49 million after-tax and compensation adjustments).

U.S. net loss from discontinued operations

Q3 2012 vs. Q3 2011 vs. Q2 2012

Effective the third quarter of 2012, we no longer have discontinued operations as the sale of our U.S. regional retail banking operations closed in the second quarter. Net loss from discontinued operations was $389 million in the prior year, primarily related to a loss on sale of our U.S. regional retail banking operations.

In the previous quarter, net loss from discontinued operations was $30 million, related to our U.S. regional retail banking operations.

Q3 2012 vs. Q3 2011 (Nine months ended)

Net loss from discontinued operations was $51 million compared to a net loss of $488 million a year ago, primarily related to the loss on sale of our U.S. regional retail banking operations.

Royal Bank of Canada        Third Quarter 2012        23

Financial condition

Condensed balance sheets (1)

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011
Assets
Cash and due from banks	$10,586	$8,828	$11,669
Interest-bearing deposits with banks	11,386	11,925	6,705
Securities	158,390	164,442	183,770
Assets purchased under reverse repurchase agreements and securities borrowed	107,841	108,600	76,900
Loans
Retail	297,637	291,751	277,507
Wholesale	77,516	72,987	60,796
Allowance for loan losses	(1,937)	(2,019)	(1,984)
Investments for account of segregated fund holders	357	351	312
Other – Derivatives	103,257	87,863	85,183
– Assets of discontinued operations (2)	–	277	26,094
– Other	59,361	55,366	45,189
Total assets	$824,394	$800,371	$772,141
Liabilities
Deposits	$502,804	$495,875	$473,767
Insurance and investment contracts for account of segregated fund holders	357	351	312
Other – Derivatives	108,819	92,104	87,498
– Liabilities of discontinued operations (2)	–	34	19,314
– Other	158,943	160,349	141,754
Subordinated debentures	7,646	7,553	8,614
Trust capital securities	900	895	900
Total liabilities	779,469	757,161	732,159
Equity attributable to shareholders	43,168	41,437	38,233
Non-controlling interests	1,757	1,773	1,749
Total equity	44,925	43,210	39,982
Total liabilities and equity	$824,394	$800,371	$772,141

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.
(2)	Balance sheet adjustments related to discontinued operations are made prospectively from the date of classification as discontinued operations. The classification of our U.S. retail banking operations as discontinued operations was reflected beginning the third quarter ending July 31, 2011. Effective Q3 2012, we have no more discontinued operations due to the sale of our U.S. retail banking operations which closed effective March 2, 2012.

Q3 2012 vs. Q3 2011

Total assets were up $52 billion or 7% from the previous year, partly due to an increase of approximately $11 billion related to the acquisition of the remaining 50% stake in RBC Dexia.

Interest-bearing deposits with banks increased by $5 billion or 70% largely reflecting the acquisition of the remaining 50% stake in the RBC Dexia joint venture.

Securities were down $25 billion or 14% compared to the prior year, primarily due to a reduction in our trading inventory levels as part of our management of market and interest rate risk.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased by $31 billion or 40%, mainly attributable to new business activity and higher client activity.

Loans were up $37 billion or 11%, predominantly due to strong volume growth in Canadian home equity products and growth in wholesale loans.

Derivative assets were up $18 billion or 21%, mainly attributable to higher fair values on interest rate swaps and cross currency interest rate swaps due to a decrease in interest rates. This was partially offset by the higher netting of interest rate swap assets and liabilities with a central clearing counterparty and the impact of the weaker Canadian dollar on foreign currency-denominated assets.

Other assets were up $14 billion or 31%, mainly reflecting an increase in cash collateral requirements due to market volatility.

Total liabilities were up $47 billion or 6% from the previous year, partly due to an increase of approximately $11 billion related to the acquisition of the remaining 50% stake in RBC Dexia.

Deposits increased by $29 billion or 6%, mainly reflecting the acquisition of the remaining 50% stake in RBC Dexia. Demand for our high-yield savings accounts and other product offerings in our retail business, combined with growth in business deposits, also contributed to the increase. These factors were partially offset by a decrease in fixed term deposits due to the use of business deposits for internal funding.

Derivative liabilities were up $21 billion or 24%, mainly attributable to higher fair values on interest rate swaps and cross currency interest rate swaps. These factors were partially offset by the higher netting of interest rate swap assets and liabilities with a central clearing counterparty, the impact of the weaker Canadian dollar on foreign currency-denominated assets and lower fair values on foreign exchange forward contracts.

Other liabilities increased by $17 billion or 12%, mainly resulting from an increase in repurchase agreements, partly due to increased volume and higher market activity, and an increase in cash collateral requirements due to market volatility. These factors were partially offset by a decrease in obligations related to securities sold short as part of our management of market risk.

Total equity increased by $5 billion or 12%, largely reflecting earnings, net of dividends.

24        Royal Bank of Canada        Third Quarter 2012

Q3 2012 vs. Q2 2012

Total assets increased by $24 billion or 3% from the prior quarter, largely due to higher fair values on interest rate swaps, cross currency interest rate swaps and foreign exchange forward contracts. Higher loan balances due to the reasons noted above, also contributed to the increase. These factors were partially offset by a reduction in our trading inventory levels as part of our management of market and interest rate risk and the higher netting of interest rate swap assets and liabilities with a central clearing counterparty.

Total liabilities increased by $22 billion or 3% from the prior quarter, largely due to higher fair values on interest rate swaps, cross currency interest rate swaps and foreign exchange forward contracts. Higher deposit balances due to the reasons noted above, also contributed to the increase. These factors were partially offset by the higher netting of interest rate swap assets and liabilities with a central clearing counterparty and a decrease in obligations related to securities sold short due to the reason noted above.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with Special Purpose Entities (SPEs), may include issuance of guarantees, and give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

We use SPEs to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our balance sheets.

Securitization of our financial assets

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt.

We periodically securitize our credit card receivables, residential and commercial mortgage loans, and participate in bond securitization activities primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities. Refer to Notes 21C and 21D of our Second Quarter 2012 Report to Shareholders for a complete description of our securitization activities and our involvement with the transferred assets.

We securitize our credit card receivables through an SPE, on a revolving basis, which we are required to consolidate under IFRS. As a result, the assets and liabilities of the SPE are recognized on our Consolidated Balance Sheets.

We also securitize residential mortgage loans under the National Housing Act Mortgage-Backed Securities program and sell them primarily to Canada Housing Trust, a government sponsored SPE, under the Canada Mortgage Bond program. We do not control this SPE, and therefore do not consolidate it. We do not hold any significant interest in the SPE and therefore it is not included in the unconsolidated SPE table below. The securitized residential mortgage loans transferred to the SPE do not meet the derecognition requirements under IFRS and hence are recognized on our Consolidated Balance Sheets with the consideration received accounted for as secured borrowings. We also sell securitized residential mortgage loans to third party investors through the Canadian social housing program.

Securitized Canadian social housing mortgages, commercial mortgage loans, and our bond securitization transactions are derecognized as we have transferred substantially all of the risk and rewards of ownership of the securitized assets. During the three months ended July 31, 2012, we securitized and sold $21 million of Canadian social housing mortgages. We did not securitize commercial mortgages or bond participation certificates during the quarter.

Involvement with unconsolidated special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes SPEs in which we have significant financial interests, but have not consolidated.

	As at
	July 31 2012		April 30 2012		July 31 2011
(Millions of Canadian dollars)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Unconsolidated SPEs
Multi-seller conduits (2)	$28,553	$28,981	$26,649	$27,132	$22,498	$22,811
Structured finance	5,557	1,935	5,615	1,719	4,749	1,254
Investment funds	1,110	928	1,146	926	1,404	1,166
Credit investment products	173	17	227	16	251	18
Third party securitization vehicles	3,935	1,206	4,237	1,330	–	–
Other	410	116	400	113	312	88
	$39,738	$33,183	$38,274	$31,236	$29,214	$25,337

(1)	The maximum exposure to loss resulting from significant financial interests in these SPEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(2)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization activities. The process in place to monitor the credit quality of our securitization and re-securitization exposures includes reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Royal Bank of Canada        Third Quarter 2012        25

As at July 31, 2012, approximately 83% of assets in unconsolidated SPE’s in which we have significant financial interests were internally rated A or above, compared to 90% in the prior year and 82% in the prior quarter. For multi-seller conduits, 99% of assets were internally rated A or above compared to 99% in the prior year and 99% in the prior quarter. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated SPEs as at July 31, 2012 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. There are no asset-backed securities in the Canadian multi-seller conduits and $1.6 billion of such securities in the U.S. multi-seller conduits.

We are exposed to credit risk as a result of the backstop liquidity facilities and partial credit enhancements provided to the multi-seller conduits. Our backstop liquidity and credit enhancement facilities are explained in Note 21C of our Second Quarter 2012 Report to Shareholders and Notes 6 and 31 to our 2011 Annual Report.

As at July 31, 2012, the notional amount of backstop liquidity facilities we provide totalled $29.1 billion, an increase of $6.2 billion or 27% from the prior year and an increase of $1.9 billion or 7% from the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.4 billion, an increase of $35 million from the prior year and an increase of $17 million from the prior quarter. The increase in total loans extended is due to exchange rate fluctuations. The partial credit enhancement facilities we provide totalled $2.6 billion, an increase of $427 million from the prior year and an increase of $31 million from the prior quarter. The increases in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year and prior quarter primarily reflect an increase in our clients’ securitization activities.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in the U.S. multi-seller conduits are reviewed by Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings. Transactions in the Canadian multi-seller conduits are reviewed by the same three rating agencies as the U.S. multi-seller conduits and also by Dominion Bond Rating Services. Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

As at July 31, 2012, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $16.8 billion, an increase of $1.7 billion or 11% from the prior year and a decrease of $599 million or 3% from the prior quarter. The rating agencies that rate the ABCP rated 68% of the total amount issued within the top ratings category compared with 71% in the prior year and 70% in the prior quarter; the remaining amount is rated in the second highest ratings category. The fluctuations in the amount of ABCP issued by the multi-seller conduits compared to the prior year and prior quarter are primarily driven by changes in client usage.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory as at July 31, 2012 was $16 million, a decrease of $146 million from the prior year and $19 million from the prior quarter. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in U.S. auction rate securities (ARS) of entities which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at July 31, 2012, the total assets of the unconsolidated ARS trusts in which we have significant investments were $4.7 billion (April 30, 2012 – $5 billion; July 31, 2011 – $4.8 billion). Our maximum exposure to loss in these ARS trusts as at July 31, 2012 was $1.4 billion (April 30, 2012 – $1.4 billion; July 31, 2011 – $1.3 billion). As at July 31, 2012, approximately 71% of these investments were AAA rated.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those third party managed referenced funds. The decrease in the total assets of these funds and our maximum exposure to loss relative to the prior year reflect the negative performance of the reference funds and redemptions of capital by RBC and third-party investors of the funds.

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are SPEs. We, as well as other financial institutions, are obligated to provide funding to these SPEs up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. The increases in the total assets of these funds and our maximum exposure to loss relative to the prior year reflect new investments made during the fourth quarter of 2011 and the first two quarters of 2012. The decreases in the total assets of these funds and our maximum exposure to loss relative to the prior quarter primarily reflect amortization of existing transactions and exchange rate fluctuations.

Credit investment products and Others

We use SPEs to create customized credit products to meet investors’ specific requirements and create tax credit funds. Refer to Note 21C of our Second Quarter 2012 Report to Shareholders for more detail on these SPEs.

26        Royal Bank of Canada        Third Quarter 2012

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products as at July 31, 2012 amounted to $133.6 billion compared to $94.9 billion in the prior year and $104.1 billion in the prior quarter. The increases compared to the prior year and prior quarter relate primarily to the acquisition of RBC Dexia, as previously we were only exposed to 50% of the guarantees issued by the joint venture, and higher backstop liquidity facilities. For further details on Guarantees, refer to Note 18 to our Interim Condensed Consolidated Financial Statements.

Risk management

Credit risk

Gross (excluding allowance for loan losses) credit risk exposure by portfolio and sector

	As at
	July 31 2012						April 30 2012	October 31 2011
	Lending-related and other			Trading-related
	Loans and acceptances				Over-the- counter derivatives (1)
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions		Total exposure (2)	Total exposure (2)	Total exposure (2)
Residential mortgages	$196,652	$27	$–	$–	$–	$196,679	$193,266	$190,325
Personal (3)	85,073	68,800	39	–	–	153,912	150,279	160,590
Credit cards	13,423	21,391	–	–	–	34,814	33,825	40,230
Small business (4)	2,489	3,853	38	–	–	6,380	6,286	6,691
Retail	$297,637	$94,071	$77	$–	$–	$391,785	$383,656	$397,836
Business (4)
Agriculture	$5,085	$677	$31	$–	$18	$5,811	$5,790	$5,644
Automotive	3,469	2,529	236	–	743	6,977	6,761	6,400
Consumer goods	5,506	3,401	488	–	220	9,615	9,057	9,800
Energy	8,961	16,002	2,626	–	1,693	29,282	27,342	25,058
Non-bank financial services	3,455	6,866	11,126	111,891	6,414	139,752	137,062	114,857
Forest products	875	433	97	–	11	1,416	1,356	1,333
Industrial products	4,024	2,924	306	–	212	7,466	6,978	6,800
Mining & metals	877	2,406	702	–	185	4,170	4,152	3,922
Real estate & related	19,346	4,492	1,347	–	352	25,537	24,201	24,602
Technology & media	3,830	5,308	254	2	345	9,739	8,008	7,263
Transportation & environment	5,101	2,387	1,069	–	1,170	9,727	9,135	9,040
Other	20,855	7,423	7,050	21,800	4,062	61,190	62,146	54,490
Sovereign (4)	4,275	4,938	34,888	19,635	8,785	72,521	67,051	55,997
Bank (4)	972	456	70,965	86,566	29,921	188,880	155,762	162,003
Wholesale	$86,631	$60,242	$131,185	$239,894	$54,131	$572,083	$524,801	$487,209
Total exposure	$384,268	$154,313	$131,262	$239,894	$54,131	$963,868	$908,457	$885,045

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses and represents consolidated (combined continuing and discontinued) operations. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Home equity lines of credit reported primarily in Canadian Banking comprised $44 billion or 51% of our outstanding personal loan portfolio as at July 31, 2012 (April 30, 2012 – $42 billion or 51%, October 31, 2011 – $41 billion or 48%). More than 96% of home equity lines of credit (April 30, 2012 – 96%, October 31, 2011 – 95%) are secured by a first lien on real estate. Of the clients that have home equity lines of credit, less than 7% (April 30, 2012 – 7%, October 31, 2011 – 7%) pay the scheduled interest payment only.
(4)	Refer to Note 4 of our 2011 Annual Report for the definition of these terms.

Gross credit risk exposure is calculated based on the definitions provided under the Basel II framework. Under this method, risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. Gross credit risk is categorized into lending-related and other, and trading-related.

Q3 2012 vs. Q2 2012

Total gross credit risk exposure increased $55 billion or 6% from the prior quarter, primarily reflecting an increase in the wholesale portfolio largely due to the acquisition of the remaining 50% stake in RBC Dexia.

Retail exposure increased $8 billion or 2%, largely driven by strong volume growth in Canadian home equity and personal lending products. The use of guarantees and collateral represents an integral part of our credit risk mitigation in our retail portfolio. Insured mortgages accounted for 43% of our residential mortgage portfolio as of July 31, 2012, unchanged from the prior quarter. Secured personal lending represented 55% of personal loans outstanding as of July 31, 2012, also unchanged from the prior quarter.

Wholesale exposure increased $47 billion or 9%, largely due to the acquisition of the remaining 50% stake in RBC Dexia. Other exposure increased by $32 billion or 33%, primarily related to an increase in guarantees to banks provided in relation to the securities lending business in RBCIS, mainly due to the acquisition. Total loans and acceptances outstanding increased by $5 billion or 6%, with the largest increases in the energy and non-bank financial services sectors. Undrawn commitments increased by $4 billion or 7%, with the largest increases in the technology & media and energy sectors. Loan utilization of 38% increased 1% from the prior quarter.

Royal Bank of Canada        Third Quarter 2012        27

Gross (excluding allowance for loan losses) credit risk exposure by geography

	As at
	July 31 2012						April 30 2012	October 31 2011
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Over-the- counter derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
Canada	$343,251	$118,937	$58,764	$78,925	$10,373	$610,250	$576,228	$561,269
USA	19,301	26,077	18,403	83,123	11,809	158,713	142,515	147,324
Europe	9,688	7,406	36,958	64,402	25,236	143,690	139,080	129,212
Other International	12,028	1,893	17,137	13,444	6,713	51,215	50,634	47,240
Total exposure (3)	$384,268	$154,313	$131,262	$239,894	$54,131	$963,868	$908,457	$885,045

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses and represents consolidated (combined continuing and discontinued) operations. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Geographic profile is based on country of residence of the borrower.

Q3 2012 vs. Q2 2012

The geographic mix of our gross credit risk exposure did not change significantly from the prior quarter with Canada, U.S., Europe and Other International reflecting 63%, 17%, 15% and 5% of our exposure, respectively. The increase of $55 billion in our gross credit exposure reflected higher exposure in Canada, U.S., Europe and Other International of $34 billion, $16 billion, $4 billion and $1 billion, respectively. The increase in Canada largely reflected higher guarantee exposures related to the securities lending business in RBCIS and increases in loans and acceptances outstanding. The increase in the U.S. was mainly due to repo-style transactions. The increase in Europe mainly reflected higher guarantee exposures in RBCIS, partially offset by decreases in repo-style transactions.

European exposure

	As at
	July 31 2012							April 30 2012	October 31 2011
	Loans and Acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Over-the- counter derivatives (3)	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$9,688	$7,406	$17,564	$19,394	$64,402	$25,236	$143,690	$139,080	$129,212
Less: Collateral held against repo-style transactions	–	–	–	–	62,678	–	62,678	71,775	58,379
Potential future credit exposure add-on amount	–	–	–	–	–	13,819	13,819	13,908	18,329
Undrawn commitments	–	7,406	–	19,394	–	–	26,800	18,418	15,616
Gross drawn exposure to Europe (4)	$9,688	$–	$17,564	$–	$1,724	$11,417	$40,393	$34,979	$36,888
Less: Collateral applied against derivatives	–	–	–	–	–	7,599	7,599	7,025	5,461
Add: Trading securities	–	–	10,535	–	–	–	10,535	11,519	11,826
Net exposure to Europe (5), (6)	$9,688	$–	$28,099	$–	$1,724	$3,818	$43,329	$39,473	$43,253

(1)	Comprised of undrawn commitments of $5.7 billion to corporate entities, $1.5 billion to financial entities and $0.2 billion to sovereign entities. On a country basis, exposure is comprised of $3.3 billion to U.K., $1.7 billion to France, $0.5 billion to Germany, $122 million to Ireland, $43 million to Spain and nominal to Italy, with the remaining $1.7 billion related to other European countries. Of the undrawn commitments, over 87% are to investment grade entities.
(2)	Securities include $10.5 billion of trading securities (April 30, 2012 – $11.5 billion, October 31, 2011 – $11.8 billion), $10.2 billion of deposits (April 30, 2012 – $7.3 billion, October 31, 2011 – $10.4 billion), and $7.4 billion of AFS securities (April 30, 2012 – $7.4 billion, October 31, 2011 – $9.5 billion).
(3)	Derivative exposures are measured at fair value.
(4)	Based on our interpretation of gross funded exposures as reported by certain U.S. banks, which excludes undrawn commitments, potential future credit exposure amount and collateral.
(5)	Excludes $0.8 billion (April 30, 2012 – $0.4 billion, October 31, 2011 – $1.5 billion) of exposures to supra-national agencies.
(6)	Excludes $1.8 billion (April 30, 2012 – $1.9 billion, October 31, 2011 – $1.4 billion) of exposures to trade credit reinsurance.

As noted above, our gross credit risk exposure is calculated based on the definitions provided under the Basel II framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at July 31, 2012 was $144 billion. Our gross drawn exposure to Europe was $40 billion, after taking into account collateral held against repo-style transactions of $63 billion, undrawn commitments for loans and letters of credit and guarantees of $27 billion and potential future credit exposure to OTC derivatives of $14 billion. Our net exposure to Europe was $43 billion, after taking into account $8 billion of collateral (primarily cash) we hold against OTC derivatives and the addition of trading securities of $11 billion held in our trading book. The increase in net credit risk exposure of $4 billion or 10% from the prior quarter was primarily due to an increase of $6 billion relating to the acquisition of the remaining 50% stake in RBC Dexia, partially offset by $2 billion in other reductions, largely related to securities. Our net exposure to Europe also reflects $0.3 billion of mitigation through credit default swaps, which are largely used to hedge single name exposure and market risk.

28        Royal Bank of Canada        Third Quarter 2012

Net European exposure

	As at
	July 31 2012					April 30 2012	October 31 2011
(Millions of Canadian dollars)	Loans outstanding	Securities (1)	Repo-style transactions	Over-the- counter derivatives (2)	Total	Total	Total
U.K.	$6,187	$4,688	$1,476	$1,489	$13,840	$14,193	$15,339
Germany	367	3,925	1	618	4,911	5,649	6,918
France	448	2,697	63	388	3,596	4,023	4,189
Total U.K., Germany, France	$7,002	$11,310	$1,540	$2,495	$22,347	$23,865	$26,446
Greece	$–	$13	$–	$–	$13	$13	$13
Ireland	171	178	20	50	419	349	456
Italy	75	55	–	24	154	111	241
Portugal	–	–	–	2	2	1	28
Spain	463	110	13	20	606	692	701
Total Peripheral (3)	$709	$356	$33	$96	$1,194	$1,166	$1,439
Luxembourg	$257	$6,231	$–	$127	$6,615	$3,552	$2,086
Netherlands	125	3,598	7	591	4,321	3,008	3,789
Norway	128	828	–	18	974	1,318	921
Sweden	–	1,753	70	42	1,865	1,913	2,260
Switzerland	622	2,596	65	97	3,380	2,358	2,787
Other	845	1,427	9	352	2,633	2,293	3,525
Total Other Europe	$1,977	$16,433	$151	$1,227	$19,788	$14,442	$15,368
Total exposure to Europe (4), (5)	$9,688	$28,099	$1,724	$3,818	$43,329	$39,473	$43,253

(1)	Securities include $10.5 billion of trading securities (April 30, 2012 – $11.5 billion, October 31, 2011 – $11.8 billion), $10.2 billion of deposits (April 30, 2012 – $7.3 billion, October 31, 2011 – $10.4 billion), and $7.4 billion of AFS securities (April 30, 2012 – $7.4 billion, October 31, 2011 – $9.5 billion).
(2)	Derivative exposure is measured at fair value.
(3)	Gross credit risk exposure to peripheral Europe is comprised of $nil to Greece (April 30, 2012 – $nil, October 31, 2011 – $nil), Ireland $3.3 billion (April 30, 2012 – $2.7 billion, October 31, 2011 – $3.4 billion), Italy $0.2 billion (April 30, 2012 – $0.2 billion, October 31, 2011 – $0.6 billion), Portugal $0.1 billion (April 30, 2012 – $0.1 billion, October 31, 2011 – $0.1 billion), and Spain $1.5 billion (April 30, 2012 – $1.5 billion, October 31, 2011 – $1.2 billion).
(4)	Excludes $0.8 billion (April 30, 2012 – $0.4 billion, October 31, 2011 – $1.5 billion) of exposures to supra-national agencies.
(5)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Q3 2012 vs. Q2 2012

Total net credit risk exposure increased $4 billion or 10% from the prior quarter, primarily due to an increase of $6 billion relating to the acquisition of the remaining 50% stake in RBC Dexia, partially offset by $2 billion in other reductions, largely related to securities.

With respect to country exposure, our net exposure to peripheral Europe including Greece, Ireland, Italy, Portugal and Spain remained minimal with total outstanding exposure of $1 billion as at July 31, 2012, unchanged from the prior quarter. This exposure was predominantly investment grade, with limited direct sovereign exposure. Our net exposure to larger European countries including the U.K., Germany and France, primarily relate to our capital markets, wealth management and investor services businesses, particularly fixed income, treasury services, derivatives, and corporate and individual lending. These are client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in a number of jurisdictions, including the U.K., Germany and France, where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which includes deposits, trading securities and AFS securities. The increase in our exposure to Luxembourg is largely due to increased deposits primarily related to the acquisition of the remaining 50% stake in RBC Dexia.

Securities consisted of $11 billion in trading securities, $10 billion in deposits, and $7 billion in AFS securities. Deposits primarily included deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. Our trading securities related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked to market on a daily basis. AFS securities largely comprised of Organization of Economic Co-operation and Development (OECD) government debt and corporate debt. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same conservative approach to the use of our balance sheet as we have applied in both Canada and the U.S. The portfolio quality of this loan book remains sound with negligible gross impaired loans and provision for credit losses this quarter.

Net European exposure by client type

	As at
	July 31 2012												April 30 2012	October 31 2011
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$7,396	$3,516	$2,368	$13,280	$–	$74	$33	$2	$101	$210	$10,849	$24,339	$24,626	$27,256
Sovereign	926	579	583	2,088	–	99	22	–	29	150	6,545	8,783	6,070	7,150
Corporate	5,518	816	645	6,979	13	246	99	–	476	834	2,394	10,207	8,777	8,847
Total (1)	$13,840	$4,911	$3,596	$22,347	$13	$419	$154	$2	$606	$1,194	$19,788	$43,329	$39,473	$43,253

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Royal Bank of Canada        Third Quarter 2012        29

Q3 2012 vs. Q2 2012

Our net exposure to Sovereign increased $3 billion primarily due to higher deposits resulting from the acquisition of the remaining 50% stake in RBC Dexia. These deposits largely relate to amounts placed with the central bank of Luxembourg.

Credit quality performance

Provision for (recovery of) credit losses

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Canadian Banking	$234	$271	$267	$748	$799
International Banking	66	47	44	121	73
Capital Markets	24	31	9	72	(19)
Corporate Support and Other (1)	–	(1)	–	(2)	4
Canada (2)
Residential mortgages	$7	$6	$4	$24	$21
Personal	94	106	102	307	307
Credit cards	96	104	114	304	347
Small business	9	15	8	32	29
Retail	206	231	228	667	704
Wholesale	40	37	38	87	89
PCL on impaired loans	246	268	266	754	793
United States (2)
Retail	2	1	3	3	3
Wholesale	13	21	(12)	32	(33)
PCL on impaired loans	15	22	(9)	35	(30)
Other International (2)
Retail	34	17	11	57	29
Wholesale	30	41	52	95	63
PCL on impaired loans	64	58	63	152	92
Total PCL on impaired loans	325	348	320	941	855
PCL on loans not yet identified as impaired	(1)	–	–	(2)	2
Total PCL	$324	$348	$320	$939	$857
Individually assessed	56	75	38	151	33
Collectively assessed	268	273	282	788	824
Total PCL	$324	$348	$320	$939	$857

(1)	PCL in Corporate Support and Other primarily comprised of PCL from continuing operations for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2011 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q3 2012 vs. Q3 2011

Total PCL increased $4 million or 1% from a year ago.

PCL in Canadian Banking decreased $33 million or 12%, mainly due to lower write-offs related to our credit card portfolio reflecting improved credit quality and lower PCL in our business lending portfolio reflecting fewer new impaired loans.

PCL in International Banking increased $22 million or 50%, largely due to higher PCL in our Caribbean portfolio.

PCL in Capital Markets increased $15 million, mainly reflecting a few accounts in our corporate portfolio largely in the technology & media sector, net of recoveries.

Q3 2012 vs. Q2 2012

Total PCL decreased $24 million or 7% from last quarter.

PCL in Canadian Banking decreased $37 million or 14%, mainly due to lower PCL in our business lending portfolio and lower write-offs in our credit card portfolio reflecting improved credit quality.

PCL in International Banking increased $19 million or 40%, largely due to higher PCL in our Caribbean portfolio.

PCL in Capital Markets decreased $7 million or 23%, mainly reflecting lower provisions on a few accounts net of recoveries as compared to the prior quarter.

Q3 2012 vs. Q3 2011 (Nine months ended)

Total PCL increased $82 million or 10% from last year.

PCL in Canadian Banking decreased $51 million or 6%, mainly due to lower PCL in our credit card portfolio and business lending portfolio reflecting fewer new impaired loans, partially offset by higher PCL in our secured retail lending portfolio.

PCL in International Banking increased $48 million or 66%, largely reflecting higher PCL in our Caribbean portfolio.

PCL in Capital Markets of $72 million compared to a recovery of $19 million last year, mainly due to higher provisions on a few accounts in the current year, compared to recoveries in the prior year.

30        Royal Bank of Canada        Third Quarter 2012

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011
Canadian Banking	$1,140	$1,283	$1,313
International Banking	737	761	722
Capital Markets	206	316	261
Corporate Support and Other	38	3	8
Total GIL	$2,121	$2,363	$2,304

Canada
Retail	$711	$785	$814
Wholesale	498	579	579
United States
Retail	7	8	6
Wholesale	172	128	74
Other International
Retail	253	253	237
Wholesale	480	610	594
Total GIL	$2,121	$2,363	$2,304

Q3 2012 vs. Q3 2011

Total gross impaired loans (GIL) decreased $183 million or 8% from a year ago.

GIL in Canadian Banking decreased $173 million or 13%, mainly due to lower impaired loans in our residential mortgage portfolio and business lending portfolio.

GIL in International Banking increased $15 million or 2%, mainly due to higher impaired loans in our Caribbean portfolio.

GIL in Capital Markets decreased $55 million or 21%, primarily due to lower impaired loans in the transportation & environment, banking and energy sectors, partially offset by higher impaired loans in the technology & media sector.

Retail GIL in Canada decreased by $103 million, primarily related to a decrease in residential mortgages while wholesale decreased by $81 million driven by reductions in the industrial products sector. GIL in U.S. wholesale increased $98 million mainly due to higher GIL in the industrial products, and technology & media sectors. GIL in Other International wholesale decreased $114 million mainly due to lower impaired loans in the transportation & environment, and real estate sectors.

Q3 2012 vs. Q2 2012

Total GIL decreased $242 million or 10% from the prior quarter.

GIL in Canadian Banking decreased $143 million or 11%, mainly due to the same factors as noted above.

GIL in International Banking decreased $24 million or 3%, largely due to lower impaired loans in our Caribbean portfolio.

GIL in Capital Markets decreased $110 million or 35%, largely due to lower impaired loans in the transportation & environment, and banking sectors.

On a geographic basis, the largest reduction in GIL was related to the Other International Wholesale portfolio largely within the transportation & environment, and banking sectors.

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011
Allowance for impaired loans
Canada	$307	$330	$365
United States	44	39	12
Other International	226	290	247
Total allowance for impaired loans	577	659	624
Allowance for impaired loans
Retail	248	241	235
Wholesale	329	418	389
Total allowance for impaired loans	577	659	624
Allowance for loans not yet identified as impaired	1,451	1,451	1,451
Total ACL	$2,028	$2,110	$2,075
Individually assessed	232	313	253
Collectively assessed	1,796	1,797	1,822
Total ACL	$2,028	$2,110	$2,075

Q3 2012 vs. Q3 2011

Total allowance for credit losses (ACL) decreased $47 million or 2% from a year ago, consistent with the decrease in GIL.

Q3 2012 vs. Q2 2012

Total ACL decreased $82 million or 4% from the prior quarter mainly related to the decrease in GIL in Capital Markets.

Royal Bank of Canada        Third Quarter 2012        31

Market risk

Market Risk VaR (Management)

The following table shows VaR and stressed VaR for all of our trading positions, including those under the standardized approach for capital as prescribed by OSFI. Products subject to the standardized approach for regulatory capital that are captured under Management VaR include agency and non-agency mortgage-backed securities, bank-owned life insurance (BOLI), certain commodity positions and certain structured equity and interest rate derivatives. VaR for these positions, and the diversification effects with the rest of the portfolio, can be subject to additional limitations and may not be calculated using the same techniques applied to positions under the internal models-based approach for regulatory capital purposes. Management VaR, therefore, includes all of our trading activities, regardless of capital treatment. It is being disclosed to ensure alignment between external disclosure and internal management measures that incorporate all trading activities. VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the Management VaR.

Management stressed VaR is calculated using the same methodology as noted above except that the historical data is taken from a one-year observation period of significant market volatility. Currently we use a historical window from September 2008 to August 2009, reflecting the volatility of the financial crisis. Regular trading VaR is based on the most recent two-year observation period. For further details to our approach to the management of trading market risk, refer to pages 49-51 of our 2011 Annual Report.

The table also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaR values.

Market risk VaR (Management)

	July 31, 2012				April 30, 2012		July 31, 2011
	As at Jul. 31	For the three months ended			As at Apr. 30	For the three months ended	As at Jul. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$14	$14	$20	8	$12	$10	$15	$10
Foreign exchange	3	4	7	2	3	3	2	2
Commodities	2	2	3	1	2	2	2	2
Interest rate	34	34	39	30	33	36	40	42
Credit specific	10	10	12	8	8	8	19	19
Diversification	(29)	(27)	(36)	(18)	(22)	(22)	(27)	(26)
Management VaR	$34	$37	$47	$32	$36	$37	$51	$49
Management stressed VaR	$58	$60	$66	$52	$60	$58	n.a.	n.a.

	July 31, 2012				July 31, 2011
	As at Jul. 31	For the nine months ended			As at Jul. 31	For the nine months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$14	$11	$21	$5	$15	$11
Foreign exchange	3	4	7	1	2	2
Commodities	2	2	4	1	2	3
Interest rate	34	35	45	30	40	47
Credit specific	10	9	12	7	19	20
Diversification	(29)	(23)	(36)	(13)	(27)	(29)
Management VaR	$34	$38	$48	$32	$51	$54
Management stressed VaR	$58	$61	$77	$48	n.a.	n.a.

Management VaR

Q3 2012 vs. Q3 2011

Average Management VaR decreased by $12 million, primarily due to the ongoing risk reduction activities that began last year, particularly in our credit trading portfolio. The decrease in average VaR was also driven by the decrease in credit specific risk largely as a result of a methodology change related to Basel 2.5 used to capture single name credit spread risk, which was implemented in the first quarter of 2012.

Q3 2012 vs. Q2 2012

Average Management VaR and stressed VaR remained stable compared to the prior quarter. Higher levels of equity risk were largely offset by reduced interest rate risk as a result of the ongoing risk reduction activities.

Q3 2012 vs. Q3 2011 (Nine months ended)

Average Management VaR decreased by $16 million compared to the prior year, primarily driven by our risk reduction activities and methodology changes for credit specific VaR as noted above.

32        Royal Bank of Canada        Third Quarter 2012

Trading revenue and VaR (Management and Internal models-based approach) (1), (Millions of Canadian dollars)

(1)	Trading revenue on a teb excluding revenue related to consolidated SPEs.

During the quarter, there were eight days with a net trading loss, with no loss exceeding Management VaR. The largest loss occurred on June 11, 2012, totaling $10 million. Our fixed income trading businesses benefitted from improved market conditions as compared to the challenging market conditions last year, and we reduced our trading inventory level by 25%.

Internal models-based approach

The following table shows VaR and stressed VaR for trading activities that have a capital requirement under the Basel II internal models-based approach, for which we have been granted approval by OSFI. Regulatory capital for market risk is allocated based on VaR and stressed VaR only for those trading positions that have approval to use the internal model-based approach.

VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the internal models-based approach.

Internal models-based approach

	July 31, 2012				April 30, 2012		July 31, 2011
	As at Jul. 31	For the three months ended			As at Apr. 30	For the three months ended	As at Jul. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$8	$11	$16	$5	$13	$8	$19	$19
Foreign exchange	3	4	6	2	3	3	2	2
Commodities	2	1	2	1	2	2	2	2
Interest rate	22	17	22	12	17	17	21	23
Credit specific	11	11	12	8	8	8	19	19
Diversification	(25)	(25)	(32)	(18)	(25)	(20)	(25)	(27)
VaR	$21	$19	$21	$14	$18	$18	$38	$38
Stressed VaR	$35	$35	$41	$29	$32	$33	n.a.	n.a.

Royal Bank of Canada        Third Quarter 2012        33

	July 31, 2012				July 31, 2011
	As at Jul. 31	For the nine months ended			As at Jul. 31	For the nine months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$8	$8	$16	$4	$19	$19
Foreign exchange	3	4	6	1	2	2
Commodities	2	2	3	–	2	2
Interest rate	22	18	24	12	21	28
Credit specific	11	9	12	7	19	20
Diversification	(25)	(22)	(32)	(14)	(25)	(33)
VaR	$21	$19	$26	$14	$38	$38
Stressed VaR	$35	$35	$45	$29	n.a.	n.a.

Q3 2012 vs. Q3 2011

As with Management VaR, average VaR under the internal models-based approach decreased $19 million, mainly due to our risk reduction activities which began last year. The decrease was also driven by the decrease in credit specific risk, largely as a result of methodology changes for credit specific VaR as noted above.

Q3 2012 vs. Q2 2012

Average VaR and Stressed VaR under the internal models-based approach were flat. Increases in VaR and Stressed VaR were due to the increase in credit specific risk and the impact of a weaker Canadian dollar on foreign-denominated portfolios, offset by reduced interest rate risk as a result of our ongoing risk reduction activities.

Q3 2012 vs. Q3 2011 (Nine months ended)

Average VaR was down $19 million from a year ago. This was driven by our risk reduction activities and methodology changes for credit specific VaR as noted above.

Incremental risk charge (IRC)

Effective in the first quarter of 2012, as part of the revisions to the Basel framework, we implemented a market risk capital requirement based on the IRC. The IRC is a supplemental market risk capital charge that is intended to capture the credit rating migration and default risk of held for trading positions. We calculate the IRC for all cash and credit derivative positions that attract models-based regulatory capital including sovereign issuers. The implementation of the IRC increased risk weighted assets and reduced capital ratios compared to the prior year. For further details, refer to the Capital management section.

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the third quarter of 2012, our interest rate risk exposures were well within our target levels for net interest income risk of 2.75% of projected net interest income, and for economic value of equity risk of 3.6% of shareholder’s equity.

	July 31 2012						April 30 2012		July 31 2011
	Economic value of equity risk			Net interest income risk (2)			Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total
(Millions of Canadian dollars)
Before-tax impact of:
100bp increase in rates	$(528)	$(1)	$(529)	$319	$10	$329	$(463)	$340	$(417)	$191
100bp decrease in rates	426	–	$426	(240)	–	$(240)	374	(212)	344	(158)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2011 Annual Report. We continue to monitor and, as appropriate, modify our risk practices to align with local regulatory developments and to position ourselves for the prospective Basel III regulatory liquidity standards planned for implementation between 2015 and 2018.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, since last reported as at April 30, 2012, increased $12 billion due to growth in relational deposits, largely reflecting the completion of the acquisition of the remaining 50% stake in RBC Dexia, as well as growth in personal deposits in Canada. As at July 31, 2012, core deposits represented 67% of our total deposits, an increase of 2% since last reported as at April 30, 2012.

34        Royal Bank of Canada        Third Quarter 2012

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit ratings may have potentially adverse consequences for our funding capacity or access to the capital markets, may affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of rating triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs.

On June 21, 2012, Moody’s revised our senior long-term debt rating to Aa3 from Aa1. This action was expected, consistent with the Moody’s announcement in February 2012 that it was reviewing the ratings of 17 firms with global capital markets activities, including RBC. Furthermore, on July 27, 2012, S&P revised its outlook of seven Canadian financial institutions, including RBC, to negative from stable. The outlook revisions are linked to S&P’s evolving view of economic risk and industry risk for banks operating in Canada. Systemic factors are incorporated into S&P’s rating methodology primarily through its Banking Industry Country Risk Assessment (BICRA). While S&P affirmed the ratings of RBC and the other six financial institutions on July 27, 2012, should their review result in a lowering of Canada’s BICRA score, this could result in a downgrade to RBC and the other financial institutions.

The following table presents our major credit ratings and outlooks as at August 29, 2012:

As at August 29, 2012 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	stable
Standard & Poor’s	A-1+	AA-	negative
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	July 31 2012					April 30 2012	July 31 2011
(Millions of Canadian dollars) (1), (2)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$19,995	$14,398	$20,474	$7,242	$62,109	$63,702	$57,417
Secured long-term funding	3,109	16,701	10,760	6,584	37,154	38,315	37,353
Covered bonds	2,468	3,104	–	3,156	8,728	8,976	9,690
Subordinated debentures	–	200	–	7,222	7,422	7,343	8,696
	$25,572	$34,403	$31,234	$24,204	$115,413	$118,336	$113,156

(1)	Comparative amounts have been revised from those previously reported.
(2)	Obligations under leases are only disclosed on an annual basis.

Royal Bank of Canada        Third Quarter 2012        35

Capital management

The following provides a discussion on our regulatory capital, risk-weighted assets (RWA) and capital ratios on a consolidated basis.

Regulatory capital, risk-weighted assets (RWA) and capital ratios

	IFRS		Canadian GAAP
	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	July 31 2012	April 30 2012	July 31 2011
Capital
Tier 1 capital	$36,160	$35,151	$34,371
Total capital	41,698	40,599	39,578
Risk-weighted assets
Credit risk	$208,826	$197,075	$194,098
Market risk	28,692	28,960	26,593
Operational risk	40,900	39,699	40,324
Transitional adjustment prescribed by OSFI (1)	–	1,404	–
Total risk-weighted assets	$278,418	$267,138	$261,015
Capital ratios and multiples
Tier 1 capital ratio	13.0%	13.2%	13.2%
Total capital ratio	15.0%	15.2%	15.2%
Assets-to-capital multiple (2)	16.7X	16.8X	16.4X
Gross-adjusted assets ($ billions) (2)	729.0	714.6	675.0
Tier 1 common ratio (3)	10.3%	10.4%	10.3%
(1)	Transitional adjustment as prescribed by OSFI Capital Adequacy Requirements guideline Section 1.7. Refer to Note 20 of our unaudited Interim Condensed Consolidated Financial Statements for further details.
(2)	As part of the IFRS transition, for the Assets-to-capital multiple (ACM ) calculation, Gross-adjusted assets (GAA) excludes mortgages securitized through the CMHC program up to and including March 31, 2010 as approved by OSFI.
(3)	Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2011 Annual Report.

Our capital position remained strong during the quarter with capital ratios well above OSFI regulatory targets.

Changes in regulatory capital

Commencing the first quarter of fiscal 2012, OSFI implemented changes to the market risk framework as outlined in the Basel Committee on Banking Supervision (BCBS), “Revisions to the Basel II market risk framework (July 2009)”. OSFI also implemented capital requirements for securitization transactions as outlined in the BCBS “Enhancements to the Basel II framework (July 2009)”. These regulatory capital changes, commonly referred to as Basel 2.5, contributed to higher RWA and lower capital ratios in the current quarter as compared to the corresponding period in the prior fiscal year.

Also effective the first quarter of fiscal 2012 was the application of the Basel II 50% Tier 1 and 50% Tier 2 capital deduction for investments in insurance entities that have been held since prior to January 1, 2007. As a Basel II transition measure, OSFI delayed the implementation of this rule change until fiscal 2012 and prior to this change had allowed banks to deduct investments in insurance from Tier 2 capital only.

Q3 2012 vs. Q3 2011

As at July 31, 2012, our Tier 1 capital ratio was 13.0% and our Total capital ratio was 15.0%.

Our Tier 1 capital ratio was down 20 bps from last year largely due to higher RWA, partially offset by an increase in Tier 1 capital.

RWA increased by $17.4 billion largely reflecting the growth in wholesale and retail credit exposures, the impact of Basel 2.5 implementation, higher risk weighting due to a revised rating on certain student loan securitization investments from the credit rating agencies and the inclusion of our remaining 50% stake in RBC Dexia. These factors were partially offset by the sale of our U.S. retail operations which closed in the second quarter of 2012 and our ongoing risk management and balance sheet optimization activities.

Tier 1 capital was up $1,789 million largely due to internal capital generation, partially offset by a higher Tier 1 deduction for investments in insurance entities compared to last year, and the cumulative IFRS phase-in transition impact of $1.3 billion.

Total capital ratio was down 20 bps mainly due to the factors noted above, with the exception of the change in the regulatory treatment for investments in insurance entities which did not impact Total capital, and the redemption of $1 billion of Innovative Tier 2 capital instruments (Trust Subordinated Notes Series A) in the second quarter of 2012.

As at July 31, 2012, our Assets-to-capital multiple was 16.7X times compared to 16.4X times a year ago largely due to higher Gross-adjusted assets (GAA) from business growth and the inclusion of our remaining 50% stake in RBC Dexia this quarter, partially offset by the sale of our U.S. retail operations and an increase in Total Capital.

Q3 2012 vs. Q2 2012

Our Tier 1 capital ratio was down 20 bps from last quarter due to an increase in RWA partially offset by an increase in Tier 1 capital.

RWA increased by $11.3 billion largely due to the growth in wholesale and retail credit exposures, higher risk weighting on certain student loan securitization investments as noted above and the inclusion of our remaining 50% stake in RBC Dexia.

Tier 1 capital was up $1,009 million largely due to internal capital generation, partially offset by the phase-in of the transition impact of IFRS.

Our Total capital ratio was down 20 bps from last quarter largely due to the factors noted above.

36        Royal Bank of Canada        Third Quarter 2012

Our Assets-to-capital multiple was 16.7X times compared to 16.8X times last quarter largely due to internal capital generation offset by the phase-in of the transition impact of IFRS which reduced Total Capital, and a slight increase in GAA due to business growth and the inclusion of our remaining 50% stake in RBC Dexia this quarter.

Selected capital management activity

	For the three months ended July 31, 2012		For the nine months ended July 31, 2012
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1
Common shares issued
Dividend reinvestment plan (DRIP) (1)	1,270	66	3,752	187
Stock options exercised (2)	188	7	2,172	82
Tier 2
Redemption of April 30, 2017 Trust Subordinated Notes – Series A (3)		–		1,000
(1)	During the three months ended July 31, 2012, April 30, 2012 and January 31, 2012, the requirements of our DRIP were satisfied through treasury shares.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(3)	For further details, refer to Note 14 of our unaudited Interim Condensed Consolidated Financial Statements.

Selected share data (1)

	As at July 31, 2012
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,444,300	$14,279
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(63)	(2)
Treasury shares – common	261	13
Stock options
Outstanding	13,306
Exercisable	7,546
Dividends
Common		824
Preferred		64

(1)	For further details about our capital management activity, refer to Note 14 of our unaudited Interim Condensed Consolidated Financial Statements.
(2)	Effective February 24, 2010 we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

As at August 24, 2012, the number of outstanding common shares and stock options was 1,444,391,046 and 13,215,709 respectively. As at August 24, 2012, the number of Treasury shares – preferred and Treasury shares – common was 148,561 and 1,116,039 respectively.

Royal Bank of Canada        Third Quarter 2012        37

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011
Credit risk	$9,300	$9,000	$8,000
Market risk (trading and non-trading)	3,650	3,900	3,400
Operational risk	3,850	3,750	3,300
Business and fixed asset risk	2,850	2,750	2,350
Insurance risk	450	450	450
Goodwill and intangibles	9,750	9,700	9,600
Regulatory capital allocation	4,250	4,050	2,200
Attributed capital	$34,100	$33,600	$29,300
Under attribution of capital	3,600	2,400	1,000
Average common equity from discontinued operations	–	400	2,750
Average common equity	$37,700	$36,400	$33,050

Effective the first quarter of 2012, we prospectively revised our capital allocation methodology to further align our allocation processes with evolving increased regulatory capital requirements. For further details, refer to the How we measure and report our business segments section.

The following provides a discussion of our attributed capital from continuing operations.

Q3 2012 vs. Q3 2011

Attributed capital increased $4.8 billion, largely due to a higher allocation of capital to align with regulatory capital requirements, higher Credit risk as a result of business growth, higher Market risk and higher Operational and Business risk due to revenue growth.

Q3 2012 vs. Q2 2012

Attributed capital increased $500 million mainly due to increase in Credit risk as the result of business growth, increase in Operational and Business risk largely due to an increase in revenue and higher allocation of capital to align with regulatory capital. These factors were partially offset by a reduction in Trading market risk due to a lower IRC capital usage reflecting the ongoing risk reduction activities.

Additional financial information

Exposures to selected financial instruments

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

		As at July 31, 2012			As at July 31, 2011
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$282	$233	$17	$532	$354	$372	$16	$742
Fair value of securities net of hedging by rating
AAA	$21	$10	$–		$4	$44	$–
AA	65	30	–		52	37	–
A	32	10	–		24	57	–
BBB	12	1	–		57	49	–
Below BBB-	152	182	17		217	185	16
Total	$282	$233	$17	$532	$354	$372	$16	$742
Fair value of securities net of hedging by vintage
2003 (or before)	$9	$16	$–		$15	$5	$–
2004	12	22	–		60	73	–
2005	131	76	17		239	160	16
2006	78	58	–		40	39	–
2007 and greater	52	61	–		–	95	–
Total	$282	$233	$17	$532	$354	$372	$16	$742
Amortized cost of subprime/Alt-A mortgages (whole loans)	$8	$32	$–	$40	$159	$642	$–	$801
Total subprime and Alt-A exposures, net of hedging	$290	$265	$17	$572	$513	$1,014	$16	$1,543

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread	$(8)	$(6)
100bp increase in interest rates	2	(11)
20% increase in default rates	–	(5)
25% decrease in prepayment rates	(3)	1

38        Royal Bank of Canada        Third Quarter 2012

Exposure to U.S. subprime and Alt-A Residential Mortgage-backed securities (RMBS), and Collateralized Debt Obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A residential mortgages represented 0.1% of our total assets as at July 31, 2012 compared to 0.2% in the prior year due to the sale of our U.S. regional retail banking operations which closed in the second quarter of 2012.

Q3 2012 vs. Q3 2011

Our total holdings of RMBS may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures were previously hedged with credit default swaps insured by MBIA. As at July 31, 2012, our U.S. subprime RMBS exposure decreased $72 million or 20% compared to the prior year, primarily due to the sale of certain securities. Of the exposure, over 41% of our related holdings are rated A and above, compared to over 22% in the prior year primarily due to the sale of certain securities. As at July 31, 2012, U.S. subprime RMBS holdings rated AAA, comprised of 7% of total U.S. subprime RMBS holdings compared with 1% in the prior year. As at July 31, 2012, the decrease of $151 million in exposure of U.S. subprime loans to $8 million compared to the prior year, reflected the sale of our U.S. regional retail banking operations which closed in the second quarter of 2012.

Of our total holdings of RMBS, holdings with a fair value of $233 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $139 million from the prior year mainly due to the sale of certain holdings during 2011. Approximately 52% of these RMBS were issued during 2006 and onwards, compared to 36% in the prior year. As at July 31, 2012, our exposure to U.S. Alt-A loans decreased $610 million compared to the prior year, reflecting the sale of our U.S. regional retail banking operations which closed in the second quarter of 2012.

Of our total holdings of CDOs, holdings of $17 million may be exposed to U.S. subprime or Alt-A risk. Our exposure reflects an increase of $1 million or 6% compared to the prior year. As at July 31, 2012, the fair value of our Corporate CDOs, which are predominately comprised of Corporate Collateralized Loan Obligations (CLO’s), of $2.1 billion decreased $0.2 billion or 9% compared to the prior year.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at July 31, 2012, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. As at July 31, 2012, our total commitments, combined funded and unfunded of $11.0 billion, increased $5.7 billion compared to the prior year, reflecting an increase in client volumes. As at July 31, 2012 our total commitments, combined funded and unfunded represented 1.3% of our total assets compared to 0.7% in the prior year.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $205 million as at July 31, 2012.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in IFRS 7, Financial Instruments – Disclosures. For further details, refer to Note 4 of our unaudited Interim Condensed Consolidated Financial Statements.

	As at July 31, 2012
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$117,050	46%	53%	1%	100%
Available-for-sale	40,818	16%	66%	18%	100%
Loans – Wholesale	1,218	0%	63%	37%	100%
Derivatives	133,112	1%	98%	1%	100%
Other assets	599	61%	37%	2%	100%
Financial liabilities
Deposits	$61,170	0%	86%	14%	100%
Derivatives	138,252	1%	96%	3%	100%
(1)	Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in the table above and does not reflect the impact of netting.

Accounting and control matters

Critical accounting policies and estimates

Our unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accompanying Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with all IFRS issued and in effect as at July 31, 2012. We have adopted IFRS effective November 1, 2011 and the date of our transition is November 1, 2010. Previously, our Consolidated Financial Statements were prepared under Canadian generally accepted accounting principles (Canadian GAAP).

Royal Bank of Canada        Third Quarter 2012        39

The significant accounting policies are described in Note 2 of our Second Quarter 2012 Report to Shareholders. The following summarizes our critical accounting policies and estimates.

Fair value of financial instruments

Financial instruments classified or designated as at FVTPL and AFS are measured at fair value, defined as the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The best evidence of fair value of a financial instrument is quoted prices in the most advantageous active market for that instrument, or in the absence of an active market, based on quoted prices for instruments with similar characteristics and risk profiles.

The determination of fair value for actively traded financial instruments, including derivative instruments, that have quoted market prices or readily observable model input parameters requires minimal subjectivity. Management’s judgment is required when the observable market prices do not exist, and in determining the value of over-the-counter derivatives using either industry standard or internally developed valuation models. Management is also responsible for establishing our valuation methodologies and policies which address the use and calculation of valuation adjustments. On an ongoing basis, management reviews our valuation methodologies and the calculation of valuation adjustments, including liquidity adjustment for financial instruments with inactive markets and adjustment for the credit risk of our derivative portfolios, to ensure that they remain appropriate. Management’s oversight in the valuation process also includes ensuring all significant financial valuation models are strictly controlled and regularly recalibrated and vetted to provide an independent perspective.

At each reporting date or more frequently when conditions warrant, we evaluate our AFS securities to determine whether there is any objective evidence of impairment, such as a significant or prolonged decline in the fair value of the security below its cost or when an adverse effect on future cash flows from the security can be reliably estimated. If an AFS security is impaired, the cumulative unrealized losses previously recognized in Other components of equity are recognized directly in income under Non-interest income.

For further information on the fair value and impairment assessment of our financial instruments, refer to Note 2 of our Second Quarter 2012 Report to Shareholders and Note 4 to our unaudited Interim Condensed Consolidated Financial Statements.

Securitization

We periodically securitize loans or packaged mortgage-backed securities (MBS) to SPEs or trusts that issue securities to investors. We derecognized the assets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements, or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the securitizations are accounted for as secured financing transactions in our Consolidated Balance Sheets. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement. Management’s judgment is applied in determining whether we have transferred or retained substantially all risk and rewards of ownership of the transferred financial asset.

Most of our securitization activities do not qualify for derecognition; as a result, we continue to record the associated transferred assets on our Consolidated Balance Sheets and no gains or losses are recognized for these securitization activities. Otherwise, a gain or loss is recognized on securitization by comparing the carrying amount of the transferred asset with its fair value at the date of the transfer.

Allowance for credit losses

We maintain allowance for credit losses relating to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments, at levels that management considers appropriate to cover credit related losses incurred as at the balance sheet date.

Allowances are determined individually for loans that are individually significant, and collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment, using current and historical credit information in both quantitative and qualitative assessments. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical data given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other inputs can materially affect the allowance level and thereby our net income.

Additional information on our policy and approach on assessment of allowance for credit losses and write-off of loans is included in Note 2 of our Second Quarter 2012 Report to Shareholders.

Special Purpose Entities

A special purpose entity is defined as an entity created to accomplish a narrow and well-defined objective with limited decision-making powers and pre-established or limited activities. We consolidate an SPE if an assessment of the relevant factors indicates that we control the SPE including the following: (i) whether the activities of the SPE are conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operation; (ii) whether we have the decision-making powers to obtain a majority of the benefits; (iii) whether we will obtain the majority of the benefits of the activities of the SPE; and (iv) whether we retain the majority of the residual ownership risks related to the assets or SPEs in order to obtain the benefits from its activities. Management’s judgment is required to determine whether an SPE is required to be consolidated.

40        Royal Bank of Canada        Third Quarter 2012

Goodwill and other intangible assets

We allocate goodwill to groups of cash-generating units (CGU). Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if there are indications that impairment may have occurred, by comparing the recoverable amount of a CGU with its carrying amount. A CGU’s recoverable amount is the higher of its fair value less costs to sell and the present value of the expected future cash flows (value in use). Management’s judgment is applied in estimating the recoverable amount of our CGU, including the determination of future cash flows and discount rate, and the terminal growth rate for the CGU. The carrying amount of a CGU comprises the carrying amount of its net assets, including goodwill. When the carrying amount of a CGU exceeds the recoverable amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset. Any impairment loss is recognized in income in the period it is identified. Subsequent reversals of goodwill impairment are prohibited.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are assessed for indicators of impairment at each reporting period.

If there is an indication that a finite life intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss recognized. If an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment. Significant judgment is required in estimating the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. We do not have any intangibles with indefinite lives.

Employee benefits

We sponsor a number of benefit plans to eligible employees, including registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

The calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. The discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management and are reviewed by our actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefits obligations and expenses that we recognize.

Income taxes

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management’s judgment is applied in the interpretation of the relevant tax laws and in estimating of the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

On a quarterly basis, we review whether it is probable that the benefits associated with our deferred tax assets will be realized, using both positive and negative evidence.

Change in accounting estimate – Mortgage prepayment interest

During the quarter, we conducted a review of the cash flows that we include in the effective interest rate for mortgages. We determined that the prepayment interest expected to be collected over the term of the mortgages cannot be reliably estimated at the origination date. Therefore, we have revised our methodology to determine the effective interest rates as impacted by prepayment interest. Instead of estimating prepayment interest upon origination of a mortgage, we will defer and amortize the actual receipt of prepayment interest over the expected term of the mortgage if the mortgage is renewed. Otherwise, the prepayment interest will be recognized immediately in income at the prepayment date. This change has been applied as a change in accounting estimate and the cumulative impact increased Net interest income by $125 million this quarter.

Disclosure controls and procedures

As at July 31, 2012, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at July 31, 2012.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2011. For further information, refer to Note 27 of our 2011 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2012        41

Interim Condensed Consolidated Financial Statements (unaudited)

Condensed Consolidated Balance Sheets (unaudited)

(Millions of Canadian dollars, except number of shares)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Assets
Cash and due from banks	$10,586	$8,828	$12,428	$11,669
Interest-bearing deposits with banks	11,386	11,925	6,460	6,705
Securities (Note 5)
Trading	117,050	125,046	128,128	147,023
Available-for-sale	41,340	39,396	38,894	36,747
	158,390	164,442	167,022	183,770
Assets purchased under reverse repurchase agreements and securities borrowed	107,841	108,600	84,947	76,900
Loans
Retail	297,637	291,751	284,745	277,507
Wholesale	77,516	72,987	64,752	60,796
	375,153	364,738	349,497	338,303
Allowance for loan losses (Note 6)	(1,937)	(2,019)	(1,967)	(1,984)
	373,216	362,719	347,530	336,319
Investments for account of segregated fund holders	357	351	320	312
Other
Customers’ liability under acceptances	9,115	8,656	7,689	7,333
Derivatives (Note 7)	103,257	87,863	99,650	85,183
Premises and equipment, net	2,672	2,753	2,490	2,341
Goodwill (Note 9)	7,466	7,440	7,610	7,542
Other intangibles (Note 9)	2,649	2,132	2,115	1,963
Assets of discontinued operations (Note 8)	–	277	27,152	26,094
Investments in associates	163	162	142	140
Prepaid pension benefit cost	984	1,051	311	298
Other assets (Note 10)	36,312	33,172	27,967	25,572
	162,618	143,506	175,126	156,466
Total assets	$824,394	$800,371	$793,833	$772,141
Liabilities
Deposits (Note 11)
Personal	$176,698	$173,351	$166,030	$160,665
Business and government	308,261	302,947	297,511	293,866
Bank	17,845	19,577	15,561	19,236
	502,804	495,875	479,102	473,767
Insurance and investment contracts for account of segregated fund holders	357	351	320	312
Other
Acceptances	9,115	8,656	7,689	7,333
Obligations related to securities sold short	43,562	50,150	44,284	50,566
Obligations related to assets sold under repurchase agreements and securities loaned	55,908	55,169	42,735	37,120
Derivatives (Note 7)	108,819	92,104	100,522	87,498
Insurance claims and policy benefit liabilities	7,965	7,621	7,119	7,371
Liabilities of discontinued operations (Note 8)	–	34	20,076	19,314
Accrued pension and other post-employment benefit expense	1,631	1,667	1,639	1,603
Other liabilities (Note 12)	40,762	37,086	39,241	37,761
	267,762	252,487	263,305	248,566
Subordinated debentures	7,646	7,553	8,749	8,614
Trust capital securities	900	895	894	900
Total liabilities	$779,469	$757,161	$752,370	$732,159
Equity attributable to shareholders
Preferred shares	4,813	4,813	4,813	4,813
Common shares (shares issued – 1,444,300,306, 1,442,842,649, 1,438,376,317 and 1,436,757,361) (Note 14)	14,279	14,206	14,010	13,941
Treasury shares – preferred (shares held – 63,195, 30,601, 6,341 and (50,260))	(2)	(1)	–	1
– common (shares held – (261,419), 381,990, (146,075) and 1,378,753)	13	(21)	8	(62)
Retained earnings	23,310	21,983	20,381	19,669
Other components of equity	755	457	490	(129)
	43,168	41,437	39,702	38,233
Non-controlling interests	1,757	1,773	1,761	1,749
Total equity	44,925	43,210	41,463	39,982
Total liabilities and equity	$824,394	$800,371	$793,833	$772,141

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

42        Royal Bank of Canada        Third Quarter 2012

Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Interest income
Loans	$4,170	$3,869	$3,779	$11,946	$11,362
Securities	946	984	1,259	2,961	3,626
Assets purchased under reverse repurchase agreements and securities borrowed	249	230	192	696	536
Deposits with banks	14	17	19	47	73
	5,379	5,100	5,249	15,650	15,597
Interest expense
Deposits	1,502	1,503	1,537	4,549	4,807
Other liabilities	505	470	726	1,502	2,088
Subordinated debentures	83	96	97	276	302
	2,090	2,069	2,360	6,327	7,197
Net interest income	3,289	3,031	2,889	9,323	8,400
Non-interest income
Insurance premiums, investment and fee income	1,323	926	1,349	3,799	3,260
Trading revenue (Note 15)	295	349	(132)	1,040	874
Investment management and custodial fees	515	496	507	1,508	1,502
Mutual fund revenue	514	506	519	1,519	1,470
Securities brokerage commissions	292	304	307	883	1,000
Service charges	347	333	329	1,014	980
Underwriting and other advisory fees	379	386	361	1,059	1,208
Foreign exchange revenue, other than trading	129	177	161	452	503
Card service revenue	243	206	225	686	661
Credit fees	267	173	196	628	534
Securitization revenue	–	–	(1)	(1)	1
Net gain (loss) on available-for-sale securities (Note 5)	42	(17)	64	40	106
Share of profit in associates	9	6	3	25	5
Other	112	48	120	279	442
Non-interest income	4,467	3,893	4,008	12,931	12,546
Total revenue	7,756	6,924	6,897	22,254	20,946
Provision for credit losses (Note 6)	324	348	320	939	857
Insurance policyholder benefits, claims and acquisition expense	1,000	640	1,081	2,851	2,491
Non-interest expense
Human resources	2,313	2,313	2,029	6,955	6,629
Equipment	271	261	249	790	746
Occupancy	281	274	261	819	758
Communications	193	185	194	555	543
Professional fees	167	158	159	479	479
Outsourced item processing	64	70	63	199	202
Amortization of other intangibles	130	127	123	386	355
Impairment of goodwill and other intangibles (Notes 8 and 9)	7	161	–	168	–
Other	333	308	339	936	925
	3,759	3,857	3,417	11,287	10,637
Income before income taxes from continuing operations	2,673	2,079	2,079	7,177	6,961
Income taxes (Note 16)	433	516	396	1,498	1,600
Net income from continuing operations	2,240	1,563	1,683	5,679	5,361
Net loss from discontinued operations (Note 8)	–	(30)	(389)	(51)	(488)
Net income	$2,240	$1,533	$1,294	$5,628	$4,873
Net income attributable to:
Shareholders	$2,216	$1,508	$1,269	$5,554	$4,797
Non-controlling interests	24	25	25	74	76
	$2,240	$1,533	$1,294	$5,628	$4,873
Basic earnings per share (in dollars) (Note 17)	$1.49	$1.00	$0.84	$3.72	$3.22
Basic earnings per share from continuing operations (in dollars)	1.49	1.02	1.11	3.75	3.56
Basic loss per share from discontinued operations (in dollars)	–	(.02)	(.27)	(.03)	(.34)
Diluted earnings per share (in dollars) (Note 17)	1.47	.99	.83	3.68	3.17
Diluted earnings per share from continuing operations (in dollars)	1.47	1.01	1.10	3.71	3.50
Diluted loss per share from discontinued operations (in dollars)	–	(.02)	(.27)	(.03)	(.33)
Dividends per common share (in dollars)	.57	.57	.54	1.68	1.54

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2012        43

Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net income	$2,240	$1,533	$1,294	$5,628	$4,873
Other comprehensive income (loss), net of taxes (Note 16)
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	121	(68)	191	110	22
Reclassification of net (gains) losses on available-for-sale securities to income	(12)	25	31	(1)	15
	109	(43)	222	109	37
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	244	(326)	141	(31)	(1,757)
Net foreign currency translation (losses) gains from hedging activities	(124)	216	(63)	89	1,364
Reclassification of losses (gains) on foreign currency translation to income	11	(1)	–	11	–
	131	(111)	78	69	(393)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	49	(64)	98	52	156
Reclassification of losses on derivatives designated as cash flow hedges to income	9	8	41	36	85
	58	(56)	139	88	241
Total other comprehensive income (loss), net of taxes	298	(210)	439	266	(115)
Total comprehensive income	$2,538	$1,323	$1,733	$5,894	$4,758
Total comprehensive income attributable to:
Shareholders	$2,514	$1,298	$1,709	$5,819	$4,683
Non-controlling interests	24	25	24	75	75
	$2,538	$1,323	$1,733	$5,894	$4,758

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

44        Royal Bank of Canada        Third Quarter 2012

Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available-for-sale securities	Foreign currency translation	Cash flow hedges	Equity attributable to Shareholders	Non-controlling interests	Total equity
Balance at April 30, 2011	$4,813	$13,550	$(2)	$5	$19,203	$92	$(491)	$(169)	$37,001	$2,088	$39,089
Changes in equity
Issues of share capital	–	391	–	–	–	–	–	–	391	–	391
Sales of treasury shares	–	–	25	1,366	–	–	–	–	1,391	–	1,391
Purchases of treasury shares	–	–	(22)	(1,433)	–	–	–	–	(1,455)	(324)	(1,779)
Stock-based compensation awards	–	–	–	–	(1)	–	–	–	(1)	–	(1)
Dividends	–	–	–	–	(840)	–	–	–	(840)	(47)	(887)
Other	–	–	–	–	38	–	–	–	38	7	45
Net income	–	–	–	–	1,269	–	–	–	1,269	25	1,294
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	222	–	–	222	–	222
Foreign currency translation adjustments	–	–	–	–	–	–	77	–	77	–	77
Net change in cash flow hedges	–	–	–	–	–	–	–	140	140	–	140
Balance at July 31, 2011	$4,813	$13,941	$1	$(62)	$19,669	$314	$(414)	$(29)	$38,233	$1,749	$39,982
Balance at January 31, 2012	$4,813	$14,113	$–	$15	$21,364	$302	$119	$246	$40,972	$1,758	$42,730
Changes in equity
Issues of share capital	–	93	–	–	–	–	–	–	93	–	93
Sales of treasury shares	–	–	24	1,444	–	–	–	–	1,468	–	1,468
Purchases of treasury shares	–	–	(25)	(1,480)	–	–	–	–	(1,505)	–	(1,505)
Stock-based compensation awards	–	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	–	(887)	–	–	–	(887)	–	(887)
Other	–	–	–	–	(2)	–	–	–	(2)	(9)	(11)
Net income	–	–	–	–	1,508	–	–	–	1,508	25	1,533
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	(44)	–	–	(44)	–	(44)
Foreign currency translation adjustments	–	–	–	–	–	–	(110)	–	(110)	(1)	(111)
Net change in cash flow hedges	–	–	–	–	–	–	–	(56)	(56)	–	(56)
Balance at April 30, 2012	$4,813	$14,206	$(1)	$(21)	$21,983	$258	$9	$190	$41,437	$1,773	$43,210
Changes in equity									–		–
Issues of share capital	–	73	–	–	–	–	–	–	73	–	73
Sales of treasury shares	–	–	25	1,169	–	–	–	–	1,194	–	1,194
Purchases of treasury shares	–	–	(26)	(1,135)	–	–	–	–	(1,161)	–	(1,161)
Stock-based compensation awards	–	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	–	(888)	–	–	–	(888)	(46)	(934)
Other	–	–	–	–	(1)	–	–	–	(1)	6	5
Net income	–	–	–	–	2,216	–	–	–	2,216	24	2,240
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	109	–	–	109	–	109
Foreign currency translation adjustments	–	–	–	–	–	–	131	–	131	–	131
Net change in cash flow hedges	–	–	–	–	–	–	–	58	58	–	58
Balance at July 31, 2012	$4,813	$14,279	$(2)	$13	$23,310	$367	$140	$248	$43,168	$1,757	$44,925

Royal Bank of Canada        Third Quarter 2012        45

Condensed Consolidated Statements of Changes in Equity (unaudited) (continued)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available-for-sale securities	Foreign currency translation	Cash flow hedges	Equity attributable to Shareholders	Non-controlling interests	Total equity
Balance at November 1, 2010	$4,813	$13,378	$(2)	$(81)	$17,287	$277	$(20)	$(271)	$35,381	$2,094	$37,475
Changes in equity
Issues of share capital	–	563	–	–	–	–	–	–	563	–	563
Sales of treasury shares	–	–	75	4,296	–	–	–	–	4,371	–	4,371
Purchases of treasury shares	–	–	(72)	(4,277)	–	–	–	–	(4,349)	(324)	(4,673)
Stock-based compensation awards	–	–	–	–	(17)	–	–	–	(17)	–	(17)
Dividends	–	–	–	–	(2,395)	–	–	–	(2,395)	(93)	(2,488)
Other	–	–	–	–	(3)	–	–	–	(3)	1	(2)
Net income	–	–	–	–	4,797	–	–	–	4,797	76	4,873
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	37	–	–	37	(2)	35
Foreign currency translation adjustments	–	–	–	–	–	–	(394)	–	(394)	(3)	(397)
Net change in cash flow hedges	–	–	–	–	–	–	–	242	242	–	242
Balance at July 31, 2011	$4,813	$13,941	$1	$(62)	$19,669	$314	$(414)	$(29)	$38,233	$1,749	$39,982
Balance at October 31, 2011	$4,813	$14,010	$–	$8	$20,381	$259	$71	$160	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	–	269	–	–	–	–	–	–	269	–	269
Sales of treasury shares	–	–	78	4,408	–	–	–	–	4,486	–	4,486
Purchases of treasury shares	–	–	(80)	(4,403)	–	–	–	–	(4,483)	–	(4,483)
Stock-based compensation awards	–	–	–	–	(1)	–	–	–	(1)	–	(1)
Dividends	–	–	–	–	(2,617)	–	–	–	(2,617)	(92)	(2,709)
Other	–	–	–	–	(7)	–	–	–	(7)	13	6
Net income	–	–	–	–	5,554	–	–	–	5,554	74	5,628
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	108	–	–	108	1	109
Foreign currency translation adjustments	–	–	–	–	–	–	69	–	69	–	69
Net change in cash flow hedges	–	–	–	–	–	–	–	88	88	–	88
Balance at July 31, 2012	$4,813	$14,279	$(2)	$13	$23,310	$367	$140	$248	$43,168	$1,757	$44,925

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

46        Royal Bank of Canada        Third Quarter 2012

Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Cash flows from operating activities
Net income	$2,240	$1,533	$1,294	$5,628	$4,873
Adjustments for non-cash items and others
Provision for credit losses	324	382	412	1,056	1,168
Depreciation	105	102	102	315	303
Deferred income taxes	(5)	115	28	288	176
Impairment and amortization of goodwill and other intangibles	137	293	138	574	405
Loss on sale of premises and equipment	–	14	46	21	98
Gain on securitizations	–	(2)	(3)	(9)	(11)
(Gain) loss on available-for-sale securities	(56)	9	(81)	(97)	(237)
Writedown of available-for-sale securities	14	10	92	40	197
Share of profit in associates	(9)	(6)	(1)	(24)	(5)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	344	(60)	475	846	113
Net change in accrued interest receivable and payable	(147)	291	(270)	(285)	(392)
Current income taxes	162	(64)	(246)	(716)	559
Derivative assets	(15,291)	15,483	(2,739)	(3,502)	20,843
Derivative liabilities	16,593	(14,660)	2,299	8,174	(20,576)
Trading securities	8,022	(1,550)	7,872	10,551	(17,548)
Proceeds from securitizations	20	72	201	356	877
Change in loans, net of securitizations	(9,621)	(8,441)	(9,040)	(24,120)	(15,722)
Change in assets purchased under reverse repurchase agreements and securities borrowed	3,009	(12,388)	2,930	(20,644)	(4,202)
Change in deposits	(5,824)	6,012	12,909	10,435	22,904
Change in obligations related to assets sold under repurchase agreements and securities loaned	498	1,511	(2,291)	12,790	1,604
Change in obligations related to securities sold short	(6,588)	12,792	(11,476)	(722)	3,969
Net change in brokers and dealers receivable and payable	1,659	(1,631)	237	911	1,473
Other	2,136	(2,470)	673	(5,139)	2,498
Net cash (used in) from operating activities	(2,278)	(2,653)	3,561	(3,273)	3,367
Cash flows from investing activities
Change in interest-bearing deposits with banks	4,791	(6,081)	1,321	(674)	536
Proceeds from sale of available-for-sale securities	1,701	5,077	3,303	8,634	11,984
Proceeds from maturity of available-for-sale securities	11,829	12,095	9,040	35,914	27,388
Proceeds from maturity of held-to-maturity securities	59	–	–	190	1,091
Purchases of available-for-sale securities	(12,406)	(14,879)	(10,580)	(42,454)	(34,472)
Purchases of held-to-maturity securities	(40)	(47)	(20)	(242)	(881)
Net acquisitions of premises and equipment and other intangibles	(277)	(391)	(365)	(1,039)	(1,009)
Net cash (used in acquisitions) from disposition	(847)	2,671	–	1,824	(860)
Net cash from (used in) investing activities	4,810	(1,555)	2,699	2,153	3,777
Cash flows from financing activities
Redemption of RBC Trust Capital Securities	–	–	(750)	–	(750)
Issue of subordinated debentures	–	–	–	–	1,500
Repayment of subordinated debentures	(6)	(1,000)	–	(1,006)	(404)
Issue of common shares	7	31	20	82	139
Sales of treasury shares	1,194	1,468	1,391	4,486	4,371
Purchase of treasury shares	(1,161)	(1,505)	(1,455)	(4,483)	(4,349)
Dividends paid	(821)	(780)	(726)	(2,384)	(2,248)
Dividends/distributions paid to non-controlling interests	(46)	–	(47)	(92)	(93)
Change in short-term borrowings of subsidiaries	1	(16)	54	(28)	(649)
Net cash used in financing activities	(832)	(1,802)	(1,513)	(3,425)	(2,483)
Effect of exchange rate changes on cash resources	54	(118)	(13)	(13)	(201)
Net change in cash resources	1,754	(6,128)	4,734	(4,558)	4,460
Cash resources at beginning of period (1)	8,832	14,960	8,264	15,144	8,538
Cash resources at end of period (1)	$10,586	$8,832	$12,998	$10,586	$12,998
Cash and due from banks	$10,586	$8,828	$11,669	$10,586	$11,669
Cash and due from banks included in Assets of discontinued operations	–	4	1,329	–	1,329
Cash resources at end of period (1)	$10,586	$8,832	$12,998	$10,586	$12,998
Cash flows from operating activities include:
Amount of interest paid	$2,143	$1,572	$2,637	$6,314	$7,351
Amount of interest received	4,987	4,789	5,233	14,960	15,351
Amount of dividend received	353	324	340	994	1,022
Amount of income taxes paid	186	549	406	2,061	1,396

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.2 billion as at July 31, 2012 (April 30, 2012 – $1.9 billion; October 31, 2011 – $1.7 billion; July 31, 2011 – $2.6 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2012        47

Note 1 General information

Royal Bank of Canada and its subsidiaries operate under the master brand name RBC. We provide diversified financial services including personal and commercial banking, wealth management, insurance, corporate and investment banking and transaction processing on a global basis. Refer to Note 19 for further details on our business segments.

The parent bank, Royal Bank of Canada, is a Schedule I Bank under the Bank Act (Canada), incorporated and domiciled in Canada. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and our head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada. We are listed on the Toronto Stock Exchange and New York Stock Exchange with the ticker symbol RY.

Our unaudited Interim Condensed Consolidated Financial Statements (Consolidated Financial Statements) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accompanying Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with all IFRS issued and in effect as at July 31, 2012. Tabular information is stated in millions of dollars, except per share amounts and percentages. These financial statements are condensed because they do not include all of the information required by the IASB for our Annual Consolidated Financial Statements.

These Consolidated Financial Statements have been prepared using the accounting policies, which are outlined in Note 2 of our Second Quarter 2012 Report to Shareholders, that we expect to adopt in our 2012 Annual Consolidated Financial Statements, which will be our first annual financial statements in accordance with IFRS. Previously, our Consolidated Financial Statements were prepared under Canadian generally accepted accounting principles (Canadian GAAP). IFRS 1, First-time Adoption of International Reporting Standards (IFRS 1), has been applied. The accounting policies previously discussed have been consistently applied to all periods presented, including our Consolidated Balance Sheets as at November 1, 2010 (the Transition date) for the purpose of transition to IFRS as required by IFRS 1. The main differences between our IFRS and Canadian GAAP accounting policies, relevant exceptions and exemptions, and reconciliations on how our transition to IFRS from Canadian GAAP has affected our assets, liabilities, equity, comprehensive income and cash flows are included in Note 3.

On August 29, 2012, the Board of Directors authorized the Consolidated Financial Statements for issue.

Note 2 Summary of significant accounting policies and estimates

Significant accounting changes

No new significant accounting changes were effective for us this quarter.

Change in accounting estimate

During the quarter, we conducted a review of the cash flows that we include in the effective interest rate for mortgages. We determined that the prepayment interest expected to be collected over the term of the mortgages cannot be reliably estimated at the origination date. Therefore, we have revised our methodology to determine the effective interest rates as impacted by prepayment interest. Instead of estimating prepayment interest upon origination of a mortgage, we will defer and amortize the actual receipt of prepayment interest over the expected term of the mortgage if the mortgage is renewed. Otherwise, the prepayment interest will be recognized immediately in income at the prepayment date. This change has been applied as a change in accounting estimate and the cumulative impact increased Net interest income by $125 million this quarter.

Change in financial statement presentation

As presented in Note 10 and Note 12, during the prior quarter, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans – Wholesale to Other assets and cash collateral received from Deposits to Other liabilities to better reflect the nature of the balances. The reclassification does not include cash collateral that is received or paid on securities borrowed and securities loaned, which is currently classified in Assets purchased under reverse repurchase agreements and securities borrowed and Obligations related to assets sold under repurchase agreements and securities loaned, respectively.

Future accounting changes

We are currently assessing the impact of adopting the following standards on our consolidated financial statements:

IFRS 9 Financial Instruments (IFRS 9)

In November 2009, the IASB issued IFRS 9 as part of their plan to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 requires financial assets, including hybrid contracts, to be measured at either fair value or amortized cost, on the basis of the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. A financial asset that is held by an entity for the purpose of collecting contractual cash flows on specified dates per contractual terms should be measured at amortized cost. All other financial assets should be measured at fair value. When the entity changes its business model, which is expected to be an infrequent occurrence, it is required to reclassify the affected financial assets prospectively. For equity instruments, management has an option on initial recognition to irrevocably designate on an instrument-by-instrument basis to present the changes in their fair value directly in equity. There is no subsequent recycling of fair value gains and losses from equity to our Consolidated Statements of Income; however, dividends from such equity investments will continue to be recognized in profit or loss.

In October 2010, the IASB added to IFRS 9 the requirements for classification and measurement of financial liabilities previously included in IAS 39. IFRS 9 also eliminated the exception from fair value measurement for derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument, and require the changes in own credit risk for financial liabilities designated as at fair value through profit or loss (FVTPL) to be reported in other comprehensive income. In December 2011, the IASB amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015. Accordingly, IFRS 9 will be effective for us on November 1, 2015.

48        Royal Bank of Canada        Third Quarter 2012

Note 2 Summary of significant accounting policies and estimates (continued)

IFRS 7 Financial Instruments: Disclosures (IFRS 7)

In October 2010, the IASB issued amendments to IFRS 7 which increase the disclosure requirements for transactions involving the transfer of financial assets. The amendments will provide further information to users about our continuing involvement with financial assets that have been transferred. The amendments will be effective for our annual Consolidated Financial Statements for the year ended October 31, 2012.

In December 2011, the IASB issued further amendments to IFRS 7 regarding disclosure of offsetting financial assets and financial liabilities. The amendments are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. The amendments will be effective for us on November 1, 2013.

IAS 12 Income Taxes (IAS 12)

In December 2010, the IASB issued amendments to IAS 12 regarding deferred tax and the recovery of underlying assets. The amendments will be effective for us on November 1, 2012.

Consolidation and disclosure standards

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12). IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities (SIC – 12) and amends IAS 27 Consolidated and Separate Financial Statements (IAS 27). IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 11 focuses on the classification of joint arrangements based on the rights and obligations of the arrangement, rather than its legal form, and addresses reporting inconsistencies by requiring a single method (equity method) to account for interests in joint ventures. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27, Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. The new requirements are effective for us on November 1, 2013.

IFRS 13 Fair Value Measurement (IFRS 13)

In May 2011, the IASB issued IFRS 13, which defines fair value and sets out a framework for measuring fair value in a single IFRS. IFRS 13 also requires disclosures about fair value measurements for non-financial assets. The measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value with limited exceptions. IFRS 13 will be effective for us on November 1, 2013.

IAS 1 Presentation of Financial Statements (IAS 1)

In June 2011, the IASB issued amendments to IAS 1 regarding the presentation of OCI. The amendments will be effective for us on November 1, 2012.

IAS 19 Employee Benefits (IAS 19)

In June 2011, the IASB issued amendments to IAS 19 regarding the recognition and measurement of defined benefit pension expense and termination benefits, including the elimination of the deferral and amortization of net actuarial gains or losses, and to the disclosures for all employee benefits. The amendments will be effective for us on November 1, 2013.

IAS 32 Financial Instruments: Presentation (IAS 32)

In December 2011, the IASB issued amendments to IAS 32 which clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments will be effective for us on November 1, 2014.

Note 3 First time adoption of IFRS

Transition to IFRS

The Canadian Accounting Standards Board has replaced Canadian GAAP with IFRS for all publically accountable enterprises for interim and annual financial statements relating to annual periods beginning on or after January 1, 2011. We have adopted IFRS effective November 1, 2011 and the date of transition is November 1, 2010.

Our accounting policies have been applied in preparing the Consolidated Financial Statements as at and for the three and nine months ended July 31, 2012, and the comparative information for the periods ended July 31, 2011. In our transition from Canadian GAAP to IFRS, we followed the provisions of IFRS 1. The effects of transition to IFRS were recognized directly through retained earnings, or another category of equity, where appropriate as presented in this note. References below in parentheses (Ref. x) refer to the corresponding columns in our reconciliations of our Consolidated Balance Sheets, and Consolidated Statements of Income between Canadian GAAP and IFRS, presented below. Additional reconciliations for our Consolidated Balance Sheet and Equity as at October 31, 2011, April 30, 2011, January 31, 2011 and November 1, 2010, and our Consolidated Statements of Income, Comprehensive Income, and Cash Flows for the year ended October 31, 2011, the three and six months ended April 30, 2011 and for the three months ended January 31, 2011 are included in Note 3 of our Second Quarter Report to Shareholders.

Royal Bank of Canada        Third Quarter 2012        49

Principal exemptions under IFRS 1

IFRS 1 provides guidance to first-time adopters of IFRS on how to account for items on transition to IFRS. Generally, IFRS 1 requires an entity to apply IFRS retrospectively upon transition. It also offers some exemptions and requires certain exceptions from retrospective application. Our first-time adoption decisions regarding the exemptions are discussed below. Other exemptions available under IFRS 1, which are not discussed here, are either not material or not relevant to our business.

Mandatory exceptions

Derecognition

The derecognition requirements of IAS 39 have been applied prospectively to transactions occurring on or after January 1, 2004.

Hedge accounting

Hedge accounting has been applied from the Transition date only to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at that date.

Estimates

Estimates made in accordance with IFRS at the Transition date are consistent with estimates previously made under Canadian GAAP.

Optional exemptions

Designation of previously recognized financial instruments (Ref. 1)

On adoption of IFRS, an entity is required to retrospectively apply IAS 39, and classify its financial instruments as of the date that the financial instrument was originally acquired. Alternatively, an entity is permitted to designate a previously recognized financial asset or financial liability as a financial asset or financial liability as at FVTPL or a financial asset as AFS at the Transition date. Differences between the fair value and carrying value are recorded in opening Retained earnings. We have applied this election and designated the following financial assets and financial liabilities at transition.

(Millions of Canadian dollars)	Fair value at Transition date	Classifications as previously reported	Carrying value as previously reported
Financial assets designated as available-for-sale	$7,297	Held-for-trading	$7,297
Financial assets designated as available-for-sale	3,232	Held-for-trading using fair value option	3,232
Financial assets designated as available-for-sale	564	Loans and receivables	629
Financial liabilities designated as at fair value through profit or loss	128	Non-trading liabilities	138

Employee benefits (Ref. 2)

IFRS 1 provides the option to recognize cumulative actuarial gains and losses on employee benefit plans that are deferred under Canadian GAAP in opening Retained earnings at the Transition date. We have elected this option for all our employee defined pension benefit plans and other post-retirement benefits plans at the Transition date which results in a decrease to our opening Retained earnings of $1.36 billion. Our cumulative actuarial gains and losses is the sum of our unrecognized net actuarial loss, transitional (asset) obligation and prior service cost.

Cumulative foreign currency translation differences (Ref. 3)

IFRS 1 provides the option to reset the cumulative foreign currency translation gains and losses recorded in equity related to foreign subsidiaries to zero at the Transition date. We have elected this option and reset all the cumulative foreign currency translation gains and losses which arose from translation of our foreign operations to zero at the Transition date, with the impact recognized as a decrease to our opening Retained earnings of $1.66 billion.

Business combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations (IFRS 3), from any date up to and including the Transition date. Applying IFRS 3 from a date prior to the Transition date would require restatement of all business combinations that occurred between that date and the Transition date. We have elected to apply IFRS 3 prospectively from the Transition date; accordingly, business combinations completed prior to the Transition date have not been restated. This election has no impact on our opening Retained earnings.

Insurance contracts

IFRS 1 provides the option to apply the transitional provisions in IFRS 4, Insurance Contracts (IFRS 4), which restricts changes in accounting policies for insurance contracts, including changes made by a first-time adopter of IFRS. We have elected to apply the transitional provisions in IFRS 4 which allow us to follow our previous Canadian GAAP accounting policies with respect to our insurance-related activities. This election has no impact on our opening Retained earnings.

50        Royal Bank of Canada        Third Quarter 2012

Note 3 First time adoption of IFRS (continued)

Impact on transition to IFRS

A summary of the material differences that are applicable to us is presented below.

Item	Canadian GAAP	IFRS	Impact on transition
Ref. 4	Goodwill IAS 36, Impairment of assets (IAS 36)

Goodwill is allocated to reporting units (RU) that are expected to benefit from the synergies of the business combination from which it arose. A RU is defined as an identified operating segment or one level below an identified operating segment. We had eight RU under Canadian GAAP.

For impairment testing purposes, goodwill is assessed first by comparing a RU’s carrying amount to its fair value. If the carrying value of a RU exceeds its fair value, the fair value of the RU’s goodwill is imputed by determining the fair value of the assets and liabilities of the RU and allocating the residual fair value to goodwill. An impairment loss is recorded to the extent that the carrying value of a RU’s goodwill exceeds its imputed fair value. There is no reversal of an impairment loss.

Goodwill is allocated to cash-generating units (CGU) that are expected to benefit from the synergies of the business combination from which it arose. We have 10 CGU under IFRS.

Goodwill is impaired when the carrying value of a CGU exceeds its recoverable amount. Impairment cannot be reversed. An impairment test must be performed as at the date of transition to IFRS.

Our goodwill allocation under Canadian GAAP, which was presented in Note 10 to our 2011 Annual Consolidated Financial Statements, was realigned to the new CGU we have identified. Our International Banking RU resides in two CGU, U.S. Banking and Caribbean Banking. Our Global Asset Management RU also resides in two CGU: Canadian Wealth Management and Global Asset Management.

We performed our impairment test as at the Transition date on the basis of the CGU identified. The results of this test indicated that the carrying amount of our U.S. Banking CGU exceeded its recoverable amount as determined using a discounted cash flow value-in-use model. Key inputs to the model included a discount rate of 10.5% and a terminal growth rate of 3.5%. Accordingly, the goodwill in our U.S. Banking CGU was written down to zero, which reduced our opening Retained earnings by $1.26 billion and reduced our loss on sale of our U.S. regional retail operations under IFRS, which occurred in the third quarter of 2011. See Note 8.

Ref. 5	Securitization (derecognition) IAS 39
	Derecognition of financial assets is primarily based on the legal form of the transaction and an analysis of whether the seller retains control of the assets and whether the assets are legally isolated from the seller and its creditors, even in the event of a bankruptcy.	Derecognition is based on transfer of risks and rewards; control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Most assets transferred in our securitization transactions do not qualify for derecognition. As a result, the assets and associated liabilities are recognized on our Consolidated Balance Sheets. The gains previously recognized under Canadian GAAP were recorded as a transition adjustment which decreased our opening Retained earnings by $415 million.

Although this policy change significantly impacts our opening IFRS balance sheets and reduces our opening Retained earnings, we will recognize the net income generated by the assets over their remaining lives.

Royal Bank of Canada        Third Quarter 2012        51

Item	Canadian GAAP	IFRS	Impact on transition
Ref. 6	Consolidation of special purpose entities IAS 27, SIC-12
	Consolidation is based on a controlling financial interest model. For variable interest entities (VIEs), consolidation is assessed based on an analysis of economic risks and rewards, and is consolidated by the party that absorbs a majority of the entity’s expected losses or has the right to receive a majority of the expected residual returns.	SPEs created to accomplish a narrow and well-defined objective are consolidated based on a control model, which is broader than the concepts applied under Canadian GAAP. Control encompasses both decision making ability and the economic consequence of those abilities (i.e. benefits and risks). IFRS does not have a concept of VIEs.	Certain entities which we previously did not consolidate are consolidated and others which we consolidated have been deconsolidated. The associated assets and liabilities were adjusted on our Consolidated Balance Sheets and the profits (losses) previously recognized or unrecognized were included as a transition adjustment which decreased our opening Retained earnings by $226 million.
Ref. 7	Insurance contracts IFRS 4

Financial statements of an insurance company must exclude the assets, liabilities, revenues and expenses of segregated funds, but include the fee income earned and the cost of any guarantees or other contract holder benefits borne by the insurer from the administration of those accounts.

Life and health insurance providers are required to net reinsurance premiums, reinsurance paid claims and reinsurance recoverable against the premium incomes, paid claims and actuarial liabilities.

Investments held in segregated funds are recognized as assets of the insurance company as they are legally owned and are kept in a separate account. The insurance company also has a liability to the policy holders to sell the underlying assets and repay the policyholders when they redeem the segregated accounts.

Insurers should not offset reinsurance assets against the related insurance liabilities, and similarly, should not offset income/expense from reinsurance against the expense/income from related insurance contracts.

Investments held in segregated funds, which were not recognized under Canadian GAAP, are recorded on our Consolidated Balance Sheets with a corresponding liability to the policy holders.

Reinsurance recoverable and the related policy benefit liabilities, which were offset under Canadian GAAP, are presented separately as assets and liabilities, respectively, on our Consolidated Balance Sheets.

These policy changes affect the presentation of assets and liabilities on our Consolidated Balance Sheets but do not impact our opening Retained earnings.

Ref. 8	Discontinued operations IFRS 5, Non-current assets held-for-sale and discontinued operations
	The results of discontinued operations are reported as a separate component of income or loss for both current and prior periods. The assets and liabilities of a disposal group classified as held for sale or that has been sold, are presented separately in the asset and liability sections, respectively, of the balance sheet for the current and all comparative periods.	Restatement of prior period balance sheets as a result of discontinued operations is not permitted. Balance sheet adjustments related to discontinued operations are made prospectively from the date of classification as discontinued operations. The results of discontinued operations are reported as a separate component of income or loss for both current and all comparative periods.

To reconcile our IFRS Consolidated Balance Sheets to Canadian GAAP as at January 31, 2011 and November 1, 2010, we reversed the impact of discontinued operations related to the sale of our US regional retail operations announced during the third quarter of 2011 for which prior period results were adjusted in accordance with Canadian GAAP at the time of the announcement.

Under IFRS, the classification of our U.S. regional retail operations and other assets as discontinued operations is reflected on our Consolidated Balance Sheets beginning in the quarter ending July 31, 2011. The sale of Liberty Life Insurance Company announced in October 2010 continues to be reflected on our Consolidated Balance Sheets as discontinued operations under IFRS from the Transition date.

52        Royal Bank of Canada        Third Quarter 2012

Note 3 First time adoption of IFRS (continued)

Item	Canadian GAAP	IFRS	Impact on transition
Ref. 9	Hedging and other IAS 39
In a qualifying hedge relationship, all or a portion of a recognized asset or liability can be designated as the hedged item. A portion of the hedged item is defined as either (a) a percentage of the entire recognized asset or liability, (b) all or a percentage of one or more selected cash flows, or (c) an embedded derivative that is not accounted for separately.

A portion of the cash flows of a financial asset or liability can be designated as the hedged item only if the selected cash flows are less than the total cash flows of the asset or liability.

For liabilities whose effective interest rate is below the benchmark interest rate, we are not permitted to select benchmark-based cash flows as the hedged item because these cash flows would be greater than the total cash flows of the liability.

Hedge accounting has been applied only to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at the Transition date. Certain cash flow hedges which qualify for hedge accounting under Canadian GAAP do not qualify under IFRS because the hedged items are portions of deposit liabilities whose cash flows are below the benchmark interest rate. The amounts accumulated in equity relating to these hedges have been reduced to zero with the impact recognized as a reduction to our opening Retained earnings of approximately $350 million.

Although this policy change significantly impacts our opening IFRS balance sheet and reduces our opening Retained earnings, the amortization of losses previously deferred in OCI will no longer be recognized in net income in future periods.

Other presentation differences

Non-controlling Interest

Under Canadian GAAP, the portion of income attributable to non-controlling interests of subsidiaries (NCI) is deducted prior to the presentation of net income from continuing operations in the Consolidated Statement of Income. Under IFRS, net income from continuing operations reflects income attributable to both shareholders and NCI. Net income under IFRS is apportioned between our shareholders and NCI after the effects of all continuing and discontinued operations have been presented.

Reconciliations from Canadian GAAP to IFRS

The tables below show the reconciliations from Canadian GAAP to IFRS for our Consolidated Balance Sheet and Equity as at July 31, 2011 and our Consolidated Statements of Income, Comprehensive Income, and Cash Flows for the three and nine months ended July 31, 2011.

Royal Bank of Canada        Third Quarter 2012        53

Reconciliation of Canadian GAAP and IFRS – Consolidated Balance Sheet and Equity as at July 31, 2011

(Millions of Canadian dollars)	Canadian GAAP	IFRS 1 Elections			Other accounting policy differences
		Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Insurance contracts (Ref. 7)	Hedging and other (Ref. 9) (1)	Total impact	IFRS
Assets
Cash and due from banks	$12,510	$–	$–	$–	$–	$–	$(51)	$–	$(790)	$(841)	$11,669
Interest-bearing deposits with banks	11,548	–	–	–	–	–	–	–	(4,843)	(4,843)	6,705
Securities
Trading	161,877	(4,036)	–	–	–	(11,482)	664	–	–	(14,854)	147,023
Available-for-sale	31,183	4,010	–	–	–	763	623	–	168	5,564	36,747
	193,060	(26)	–	–	–	(10,719)	1,287	–	168	(9,290)	183,770
Assets purchased under reverse repurchase agreements and securities borrowed	76,900	–	–	–	–	–	–	–	–	–	76,900
Loans
Retail	225,564	–	–	–	–	50,273	1,803	–	(133)	51,943	277,507
Wholesale	65,655	(29)	–	–	–	–	(1,019)	–	(3,811)	(4,859)	60,796
	291,219	(29)	–	–	–	50,273	784	–	(3,944)	47,084	338,303
Allowance for loan losses	(1,973)	42	–	–	–	–	–	–	(53)	(11)	(1,984)
	289,246	13	–	–	–	50,273	784	–	(3,997)	47,073	336,319
Investments for account of segregated fund holders	–	–	–	–	–	–	–	312	–	312	312
Other
Customers’ liability under acceptances	7,333	–	–	–	–	–	–	–	–	–	7,333
Derivatives	85,228	–	–	–	–	(8)	(37)	–	–	(45)	85,183
Premises and equipment, net	2,340	–	–	–	–	–	–	–	1	1	2,341
Goodwill	7,636	–	–	–	21	–	–	–	(115)	(94)	7,542
Other intangibles	1,963	–	–	–	–	–	–	–	–	–	1,963
Assets of discontinued operations	26,103	9	(16)	–	–	–	–	–	(2)	(9)	26,094
Investment in associates	222	–	–	–	–	–	–	–	(82)	(82)	140
Prepaid pension benefit cost	1,770	–	(1,472)	–	–	–	–	–	–	(1,472)	298
Other assets	14,711	–	423	–	–	32	31	648	9,727	10,861	25,572
Total assets	$730,570	$(4)	$(1,065)	$–	$21	$39,578	$2,014	$960	$67	$41,571	$772,141
Liabilities
Deposits
Personal	$160,665	$–	$–	$–	$–	$–	$–	$–	$–	$–	$160,665
Business and government	253,063	–	–	–	–	45,310	1,040	–	(5,547)	40,803	293,866
Bank	24,047	–	–	–	–	–	–	–	(4,811)	(4,811)	19,236
	437,775	–	–	–	–	45,310	1,040	–	(10,358)	35,992	473,767
Insurance and investment contracts for account of segregated fund holders	–	–	–	–	–	–	–	312	–	312	312
Other
Acceptances	7,333	–	–	–	–	–	–	–	–	–	7,333
Obligations related to securities sold short	50,566	–	–	–	–	–	–	–	–	–	50,566
Obligations related to assets sold under repurchase agreements and securities loaned	42,401	–	–	–	–	(5,281)	–	–	–	(5,281)	37,120
Derivatives	88,117	–	–	–	–	(619)	–	–	–	(619)	87,498
Insurance claims and policy benefit liabilities	6,727	–	–	–	–	–	–	644	–	644	7,371
Liabilities of discontinued operations	19,301	11	2	–	–	–	–	–	–	13	19,314
Accrued pension and other post-employment benefit expense	1,496	–	107	–	–	–	–	–	–	107	1,603
Other liabilities	27,106	(12)	(14)	–	–	581	(511)	4	10,607	10,655	37,761
	243,047	(1)	95	–	–	(5,319)	(511)	648	10,607	5,519	248,566
Subordinated debentures	7,617	–	–	–	–	–	997	–	–	997	8,614
Trust capital securities	–	–	–	–	–	–	900	–	–	900	900
Total liabilities	$688,439	$(1)	$95	$–	$–	$39,991	$2,426	$960	$249	$43,720	$732,159
Non-controlling interest in subsidiaries	1,920										n.a.
Equity attributable to shareholders
Preferred shares	4,813	–	–	–	–	–	–	–	–	–	4,813
Common shares	13,948	–	–	–	–	–	–	–	(7)	(7)	13,941
Treasury shares – preferred	1	–	–	–	–	–	–	–	–	–	1
– common	(62)	–	–	–	–	–	–	–	–	–	(62)
Retained earnings	23,748	(6)	(1,165)	(1,638)	21	(397)	(211)	–	(683)	(4,079)	19,669
Other components of equity	(2,237)	3	5	1,638	–	(16)	(30)	–	508	2,108	(129)
	40,211	(3)	(1,160)	–	21	(413)	(241)	–	(182)	(1,978)	38,233
Non-controlling interests	n.a.	–	–	–	–	–	(171)	–	–	(171)	1,749
Total equity	n.a.	(3)	(1,160)	–	21	(413)	(412)	–	(182)	(2,149)	39,982
Total liabilities and equity	$730,570	$(4)	$(1,065)	$–	$21	$39,578	$2,014	$960	$67	$41,571	$772,141

(1)	As presented in Note 10 and Note 12, during the previous quarter ended April 30, 2012, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans – Wholesale to Other assets and cash collateral received from Deposits to Other liabilities. For the purpose of this reconciliation, all retrospective changes are reflected in Hedging and other.
n.a.	Under IFRS, Non-controlling interests are presented as a component of Total equity.

54        Royal Bank of Canada        Third Quarter 2012

Note 3 First time adoption of IFRS (continued)

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Income for the three months ended July 31, 2011
		IFRS 1 Elections				Other accounting policy differences
(Millions of Canadian dollars)	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Hedging and other (Ref. 9)	Total impact	IFRS
Interest income
Loans	$3,216	$3	$–	$–	$–	$457	$87	$16	$563	$3,779
Securities	1,345	(1)	–	–	–	(86)	(1)	2	(86)	1,259
Assets purchased under reverse repurchase agreements and securities borrowed	192	–	–	–	–	–	–	–	–	192
Deposits with banks	20	–	–	–	–	–	–	(1)	(1)	19
	4,773	2	–	–	–	371	86	17	476	5,249
Interest expense
Deposits	1,257	–	–	–	–	326	6	(52)	280	1,537
Other liabilities	724	–	–	–	–	(10)	13	(1)	2	726
Subordinated debentures	85	–	–	–	–	–	12	–	12	97
	2,066	–	–	–	–	316	31	(53)	294	2,360
Net interest income	2,707	2	–	–	–	55	55	70	182	2,889
Non-interest income
Insurance premiums, investment and fee income	1,351	–	(1)	–	–	–	–	(1)	(2)	1,349
Trading revenue	(135)	2	–	–	–	44	(44)	1	3	(132)
Investment management and custodial fees	508	–	–	–	–	–	–	(1)	(1)	507
Mutual fund revenue	518	–	–	–	–	–	–	1	1	519
Securities brokerage commissions	305	–	–	–	–	1	–	1	2	307
Service charges	330	–	–	–	–	–	–	(1)	(1)	329
Underwriting and other advisory fees	363	–	–	–	–	–	(3)	1	(2)	361
Foreign exchange revenue, other than trading	160	–	–	–	–	–	1	–	1	161
Card service revenue	173	–	–	–	–	–	67	(15)	52	225
Credit fees	197	–	–	–	–	–	–	(1)	(1)	196
Securitization revenue	205	–	–	–	–	(103)	(103)	–	(206)	(1)
Net gain on available-for-sale securities	45	–	–	–	–	19	–	–	19	64
Share of profit in associates	–	–	–	–	–	–	–	3	3	3
Other	60	(1)	–	–	–	71	(2)	(8)	60	120
Non-interest income	4,080	1	(1)	–	–	32	(84)	(20)	(72)	4,008
Total revenue	6,787	3	(1)	–	–	87	(29)	50	110	6,897
Provision for credit losses	275	4	–	–	–	–	22	19	45	320
Insurance policyholder benefits, claims and acquisition expense	1,082	–	(1)	–	–	–	–	–	(1)	1,081
Non-interest expense
Human resources	2,112	–	(85)	–	–	–	–	2	(83)	2,029
Equipment	249	–	–	–	–	–	–	–	–	249
Occupancy	263	–	–	–	–	–	–	(2)	(2)	261
Communications	195	–	–	–	–	–	–	(1)	(1)	194
Professional fees	162	–	–	–	–	1	(3)	(1)	(3)	159
Outsourced item processing	63	–	–	–	–	–	–	–	–	63
Amortization of other intangibles	123	–	–	–	–	–	–	–	–	123
Other	330	(1)	–	–	–	(1)	3	8	9	339
	3,497	(1)	(85)	–	–	–	–	6	(80)	3,417
Income before income taxes	1,933	–	85	–	–	87	(51)	25	146	2,079
Income taxes	347	–	24	–	–	19	(13)	19	49	396
Net income before non-controlling interest	1,586									n.a.
Non-controlling interest in net income of subsidiaries	22									n.a.
Net income from continuing operations	1,564	–	61	–	–	68	(38)	6	97	1,683
Net loss from discontinued operations	(1,656)	13	–	–	1,254	–	–	–	1,267	(389)
Net (loss) income	$(92)	$13	$61	$–	$1,254	$68	$(38)	$6	$1,364	$1,294
Net income attributed to:
Shareholders										$1,269
Non-controlling interests										25
Net income										$1,294

n.a.	Under IFRS, Non-controlling interests in net income of subsidiaries is included in the determination of Net income.

Royal Bank of Canada        Third Quarter 2012        55

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Income for the nine months ended July 31, 2011
		IFRS 1 Elections				Other accounting policy differences
(Millions of Canadian dollars)	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Hedging and other (Ref. 9)	Total impact	IFRS
Interest income
Loans	$9,681	$4	$–	$–	$–	$1,374	$247	$56	$1,681	$11,362
Securities	3,907	(5)	–	–	–	(275)	(9)	8	(281)	3,626
Assets purchased under reverse repurchase agreements and securities borrowed	536	–	–	–	–	–	–	–	–	536
Deposits with banks	73	–	–	–	–	–	–	–	–	73
	14,197	(1)	–	–	–	1,099	238	64	1,400	15,597
Interest expense
Deposits	3,979	–	–	–	–	987	17	(176)	828	4,807
Other liabilities	2,093	–	–	–	–	(43)	39	(1)	(5)	2,088
Subordinated debentures	267	–	–	–	–	–	36	(1)	35	302
	6,339	–	–	–	–	944	92	(178)	858	7,197
Net interest income	7,858	(1)	–	–	–	155	146	242	542	8,400
Non-interest income
Insurance premiums, investment and fee income	3,263	–	(1)	–	–	–	–	(2)	(3)	3,260
Trading revenue	894	9	–	–	–	(42)	12	1	(20)	874
Investment management and custodial fees	1,502	–	–	–	–	1	(1)	–	–	1,502
Mutual fund revenue	1,470	–	–	–	–	–	–	–	–	1,470
Securities brokerage commissions	997	–	–	–	–	2	–	1	3	1,000
Service charges	982	–	–	–	–	–	–	(2)	(2)	980
Underwriting and other advisory fees	1,210	–	–	–	–	–	(3)	1	(2)	1,208
Foreign exchange revenue, other than trading	500	–	–	–	–	–	–	3	3	503
Card service revenue	494	–	–	–	–	–	177	(10)	167	661
Credit fees	533	–	–	–	–	–	–	1	1	534
Securitization revenue	529	–	–	–	–	(267)	(262)	1	(528)	1
Net gain on available-for-sale securities	122	9	–	–	–	(6)	(1)	(18)	(16)	106
Share of profit in associates	–	–	–	–	–	–	–	5	5	5
Other	278	1	–	5	–	179	10	(31)	164	442
Non-interest income	12,774	19	(1)	5	–	(133)	(68)	(50)	(228)	12,546
Total revenue	20,632	18	(1)	5	–	22	78	192	314	20,946
Provision for credit losses	740	1	–	–	–	–	62	54	117	857
Insurance policyholder benefits, claims and acquisition expense	2,492	–	(1)	–	–	–	–	–	(1)	2,491
Non-interest expense
Human resources	6,853	–	(250)	–	–	–	–	26	(224)	6,629
Equipment	747	–	–	–	–	–	–	(1)	(1)	746
Occupancy	760	–	–	–	–	–	–	(2)	(2)	758
Communications	543	–	–	–	–	–	–	–	–	543
Professional fees	476	–	–	–	–	4	(6)	5	3	479
Outsourced item processing	204	–	–	–	–	–	–	(2)	(2)	202
Amortization of other intangibles	354	–	–	–	–	–	–	1	1	355
Other	912	(3)	–	–	–	(3)	3	16	13	925
	10,849	(3)	(250)	–	–	1	(3)	43	(212)	10,637
Income before income taxes	6,551	20	250	5	–	21	19	95	410	6,961
Income taxes	1,454	(5)	67	3	–	5	6	70	146	1,600
Net income before non-controlling interest	5,097									n.a.
Non-controlling interest in net income of subsidiaries	78									n.a.
Net income from continuing operations	5,019	25	183	2	–	16	13	25	264	5,361
Net loss from discontinued operations	(1,766)	25	–	–	1,254	–	–	(1)	1,278	(488)
Net income	$3,253	$50	$183	$2	$1,254	$16	$13	$24	$1,542	$4,873
Net income attributed to:
Shareholders										$4,797
Non-controlling interests										76
Net income										$4,873

n.a.	Under IFRS, Non-controlling interests in net income of subsidiaries is included in the determination of Net income.

56        Royal Bank of Canada        Third Quarter 2012

Note 3 First time adoption of IFRS (continued)

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Comprehensive Income for the three months ended July 31, 2011

			Accounting policy differences
(Millions of Canadian dollars)	Canadian GAAP	Reclassifications	Available -for- sale securities	Derivative designated as cash flow hedges	Currency translation adjustments	Other	IFRS
Comprehensive income
Net (loss) income	$(92)	$–	$–	$–	$–	$1,386	$1,294
Other comprehensive income, net of taxes
Net change in unrealized gains on available-for-sale securities
Net unrealized gains on available-for-sale securities	47	–	144	–	–	–	191
Reclassification of losses on available-for-sale securities to income	40	(9)	–	–	–	–	31
	87	(9)	144	–	–	–	222
Foreign currency translation adjustments
Unrealized foreign currency translation gains	166	–	–	–	(25)	–	141
Net foreign currency translation losses from hedging activities	(62)	–	–	–	(1)	–	(63)
Reclassification of gains on foreign currency translation to income	(2)	2	–	–	–	–	–
	102	2	–	–	(26)	–	78
Net change in cash flow hedges
Net gains on derivatives designated as cash flow hedges	103	–	–	(5)	–	–	98
Reclassification of losses on derivatives designated as cash flow hedges to income	78	(37)	–	–	–	–	41
	181	(37)	–	(5)	–	–	139
Other comprehensive income, net of taxes	370	(44)	144	(5)	(26)	–	439
Total comprehensive income	$278	$(44)	$144	$(5)	$(26)	$1,386	$1,733
Total comprehensive income attributable to:
Shareholders							$1,709
Non-controlling interests							24
Total comprehensive income							$1,733

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Comprehensive Income for the nine months ended July 31, 2011

			Accounting policy differences
(Millions of Canadian dollars)	Canadian GAAP	Reclassifications	Available -for- sale securities	Derivative designated as cash flow hedges	Currency translation adjustments	Other	IFRS
Comprehensive income
Net income	$3,253	$–	$–	$–	$–	$1,620	$4,873
Other comprehensive income, net of taxes
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized (losses) gains on available-for-sale securities	(43)	–	65	–	–	–	22
Reclassification of (gains) losses on available-for-sale securities to income	(6)	21	–	–	–	–	15
	(49)	21	65	–	–	–	37
Foreign currency translation adjustments
Unrealized foreign currency translation losses	(1,826)	–	–	–	69	–	(1,757)
Net foreign currency translation gains from hedging activities	1,373	–	–	–	(9)	–	1,364
Reclassification of gains on foreign currency translation to income	(9)	9	–	–	–	–	–
	(462)	9	–	–	60	–	(393)
Net change in cash flow hedges
Net gains on derivatives designated as cash flow hedges	161	–	–	(5)	–	–	156
Reclassification of losses on derivatives designated as cash flow hedges to income	212	(127)	–	–	–	–	85
	373	(127)	–	(5)	–	–	241
Other comprehensive loss, net of taxes	(138)	(97)	65	(5)	60	–	(115)
Total comprehensive income	$3,115	$(97)	$65	$(5)	$60	$1,620	$4,758
Total comprehensive income attributable to:
Shareholders							$4,683
Non-controlling interests							75
Total comprehensive income							$4,758

Royal Bank of Canada        Third Quarter 2012        57

Significant adjustments to the Statements of Cash Flows

On transition to IFRS, the following lines have been reclassified in the Consolidated Statements of Cash Flows from investing activities to operating activities: Change in loans, net of securitizations; Proceeds from securitizations; and Change in assets purchased under reverse repurchase agreements and securities borrowed. Additionally, the following lines have been reclassified from financing activities to operating activities: Change in deposits; Change in obligations related to assets sold under repurchase agreements and securities loaned; and Change in obligations related to securities sold short. The effects of these reclassifications on our net cash from (used in) operating, investing, and financing activities are presented in the table below.

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Cash Flows for the three months ended July 31, 2011

(Millions of Canadian dollars)	Canadian GAAP	Reclassification adjustments	Other transition impacts	IFRS
Net cash from (used in) operating activities	$10,567	$(6,764)	$(242)	$3,561
Net cash (used in) from investing activities	(5,636)	8,238	97	2,699
Net cash used in financing activities	(39)	(1,474)	–	(1,513)
Effect of exchange rate changes on cash resources	(2)	–	(11)	(13)
Net change in cash resources	4,890	–	(156)	4,734
Cash resources at beginning of period (1)	8,949	–	(685)	8,264
Cash resources at end of period	$13,839	$–	$(841)	$12,998

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Cash Flows for the nine months ended July 31, 2011

(Millions of Canadian dollars)	Canadian GAAP	Reclassification adjustments	Other transition impacts	IFRS
Net cash (used in) from operating activities	$(5,143)	$5,806	$2,704	$3,367
Net cash (used in) from investing activities	(15,317)	21,864	(2,770)	3,777
Net cash from (used in) financing activities	25,164	(27,670)	23	(2,483)
Effect of exchange rate changes on cash resources	(195)	–	(6)	(201)
Net change in cash resources	4,509	–	(49)	4,460
Cash resources at beginning of period (1)	9,330	–	(792)	8,538
Cash resources at end of period	$13,839	$–	$(841)	$12,998

(1)	Cash resources represent our total Cash and due from banks relating to continuing operations, as presented on our Consolidated Balance Sheets, and Cash and due from banks relating to discontinued operations.

58        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at July 31, 2012
	Carrying value and fair value of			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$106,857	$10,193	$–	$–	$–	$–	$117,050	$117,050
Available-for-sale	–	–	40,833	–	–	507	41,340	41,340
Total securities	106,857	10,193	40,833	–	–	507	158,390	158,390
Assets purchased under reverse repurchase agreements and securities borrowed	–	81,861	–	25,980	25,980	–	107,841	107,841
Loans
Retail	–	–	–	296,461	293,332	–	296,461	293,332
Wholesale	49	1,169	–	75,537	74,312	–	76,755	75,530
Total loans	49	1,169	–	371,998	367,644	–	373,216	368,862
Other
Derivatives	103,257	–	–	–	–	–	103,257	103,257
Other assets	–	599	–	38,102	38,102	–	38,701	38,701
Financial liabilities
Deposits
Personal	$–	$6,331	$–	$170,367	$170,721	$–	$176,698	$177,052
Business and government (1)	–	50,561	–	257,700	257,907	–	308,261	308,468
Bank (2)	–	4,278	–	13,567	13,567	–	17,845	17,845
Total deposits	–	61,170	–	441,634	442,195	–	502,804	503,365
Other
Obligations related to securities sold short	43,562	–	–	–	–	–	43,562	43,562
Obligations related to assets sold under repurchase agreements and securities loaned	–	50,209	–	5,699	5,699	–	55,908	55,908
Derivatives (3)	108,819	–	–	–	–	–	108,819	108,819
Other liabilities	126	25	–	46,847	46,847	–	46,998	46,998
Subordinated debentures	–	123	–	7,523	7,422	–	7,646	7,545
Trust capital securities	–	–	–	900	946	–	900	946

Royal Bank of Canada        Third Quarter 2012        59

	As at April 30, 2012
	Carrying value and fair value of			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$114,991	$10,055	$–	$–	$–	$–	$125,046	$125,046
Available-for-sale	–	–	38,870	–	–	526	39,396	39,396
Total securities	114,991	10,055	38,870	–	–	526	164,442	164,442
Assets purchased under reverse repurchase agreements and securities borrowed	–	89,462	–	19,138	19,138	–	108,600	108,600
Loans
Retail	–	–	–	290,584	287,993	–	290,584	287,993
Wholesale	16	1,289	–	70,830	69,640	–	72,135	70,945
Total loans	16	1,289	–	361,414	357,633	–	362,719	358,938
Other
Derivatives	87,863	–	–	–	–	–	87,863	87,863
Other assets	–	568	–	34,930	34,930	–	35,498	35,498
Financial liabilities
Deposits
Personal	$–	$5,458	$–	$167,893	$168,213	$–	$173,351	$173,671
Business and government (1)	–	49,323	–	253,624	253,350	–	302,947	302,673
Bank (2)	–	3,718	–	15,859	15,859	–	19,577	19,577
Total deposits	–	58,499	–	437,376	437,422	–	495,875	495,921
Other
Obligations related to securities sold short	50,150	–	–	–	–	–	50,150	50,150
Obligations related to assets sold under repurchase agreements and securities loaned	–	47,632	–	7,537	7,537	–	55,169	55,169
Derivatives (3)	92,104	–	–	–	–	–	92,104	92,104
Other liabilities	78	13	–	43,011	43,012	–	43,102	43,103
Subordinated debentures	–	113	–	7,440	7,320	–	7,553	7,433
Trust capital securities	–	–	–	895	945	–	895	945

60        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	As at October 31, 2011
	Carrying value and fair value of			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available-for- sale instruments measured at fair value	Loans and receivables and non- trading liabilities	Loans and receivables and non- trading liabilities	Held-to- maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$117,986	$10,142	$–	$–	$–	$–	$128,128	$128,128
Available-for-sale	–	–	38,433	–	–	461	38,894	38,894
Total securities	117,986	10,142	38,433	–	–	461	167,022	167,022
Assets purchased under reverse repurchase agreements and securities borrowed	–	74,860	–	10,087	10,087	–	84,947	84,947
Loans
Retail	–	–	–	283,586	282,277	–	283,586	282,277
Wholesale	139	1,375	–	62,430	60,735	–	63,944	62,249
Total loans	139	1,375	–	346,016	343,012	–	347,530	344,526
Other
Derivatives	99,650	–	–	–	–	–	99,650	99,650
Other assets	–	516	–	29,074	29,074	–	29,590	29,590
Financial liabilities
Deposits
Personal	$–	$3,615	$–	$162,415	$162,949	$–	$166,030	$166,564
Business and government (1)	–	55,452	–	242,059	242,460	–	297,511	297,912
Bank (2)	–	3,777	–	11,784	11,784	–	15,561	15,561
Total deposits	–	62,844	–	416,258	417,193	–	479,102	480,037
Other
Obligations related to securities sold short	44,284	–	–	–	–	–	44,284	44,284
Obligations related to assets sold under repurchase agreements and securities loaned	–	35,442	–	7,293	7,293	–	42,735	42,735
Derivatives (3)	100,522	–	–	–	–	–	100,522	100,522
Other liabilities	68	12	–	43,309	43,309	–	43,389	43,389
Subordinated debentures	–	111	–	8,638	8,514	–	8,749	8,625
Trust capital securities	–	–	–	894	958	–	894	958

Royal Bank of Canada        Third Quarter 2012        61

	As at July 31, 2011
	Carrying value and fair value of			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value

Financial assets
Securities
Trading	$136,118	$10,905	$–	$–	$–	$–	$147,023	$147,023
Available-for-sale	–	–	36,260	–	–	487	36,747	36,747
Total securities	136,118	10,905	36,260	–	–	487	183,770	183,770
Assets purchased under reverse repurchase agreements and securities borrowed	–	66,150	–	10,750	10,750	–	76,900	76,900
Loans
Retail	–	–	–	276,345	274,800	–	276,345	274,800
Wholesale	–	1,730	–	58,244	57,104	–	59,974	58,834
Total loans	–	1,730	–	334,589	331,904	–	336,319	333,634
Other
Derivatives	85,183	–	–	–	–	–	85,183	85,183
Other assets	–	526	–	25,770	25,770	–	26,296	26,296
Financial liabilities
Deposits
Personal	$–	$3,271	$–	$157,394	$157,811	$–	$160,665	$161,082
Business and government (1)	–	54,425	–	239,441	240,265	–	293,866	294,690
Bank (2)	–	6,130	–	13,106	13,106	–	19,236	19,236
Total deposits	–	63,826	–	409,941	411,182	–	473,767	475,008
Other
Obligations related to securities sold short	50,566	–	–	–	–	–	50,566	50,566
Obligations related to assets sold under repurchase agreements and securities loaned	–	29,315	–	7,805	7,805	–	37,120	37,120
Derivatives (3)	87,498	–	–	–	–	–	87,498	87,498
Other liabilities	(11)	9	–	41,803	41,803	–	41,801	41,801
Subordinated debentures	–	119	–	8,495	8,485	–	8,614	8,604
Trust capital securities	–	–	–	900	971	–	900	971

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.
(3)	Includes stable value contracts for $307 million (April 30, 2012 – $319 million; October 31, 2011 – $283 million; July 31, 2011 – $238 million) of bank-owned life insurance (BOLI) policies and a nominal amount (April 30, 2012 – a nominal amount; October 31, 2011 – $1 million; July 31, 2011 – $nil) of 401(k) plans.

The following tables present information on loans and receivables designated as at FVTPL, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets.

Loans and receivable designated as at fair value through profit or loss

	As at July 31, 2012
(Millions of Canadian dollars)	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$101	$101	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	81,861	81,861	–	–	–	–	–
Loans – Wholesale	1,169	1,169	(9)	(17)	285	2	2
Other Assets	235	235	–	–	–	–	–
Total	$83,366	$83,366	$(9)	$(17)	$285	$2	$2

62        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	As at April 30, 2012
(Millions of Canadian dollars)	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$4,263	$4,263	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	89,462	89,462	–	–	–	–	–
Loans – Wholesale	1,289	1,289	4	(8)	283	(2)	–
Other assets	172	172	–	–	–	–	–
Total	$95,186	$95,186	$4	$(8)	$283	$(2)	$–

	As at October 31, 2011
(Millions of Canadian dollars)	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$666	$666	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	74,860	74,860	–	–	–	–	–
Loans – Wholesale	1,375	1,375	(5)	(15)	300	(1)	3
Other assets	176	176	–	–	–	–	–
Total	$77,077	$77,077	$(5)	$(15)	$300	$(1)	$3

	As at July 31, 2011
(Millions of Canadian dollars)	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$411	$411	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	66,150	66,150	–	–	–	–	–
Loans – Wholesale	1,730	1,730	(8)	(10)	306	2	4
Other assets	144	144	–	–	–	–	–
Total	$68,435	$68,435	$(8)	$(10)	$306	$2	$4

(1)	The cumulative change is measured from the later of November 1, 2010, or the initial recognition of the credit derivative or similar instruments.

Royal Bank of Canada        Third Quarter 2012        63

The following tables present the changes in the fair value of our financial liabilities designated as at FVTPL as well as their contractual maturity and carrying amounts.

Liabilities designated as at fair value through profit or loss
	As at July 31, 2012
(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$6,369	$6,331	$(38)	$(8)	$(19)
Business and government (2)	50,507	50,561	54	(35)	(55)
Bank (3)	4,279	4,278	(1)	–	–
Total term deposits	61,155	61,170	15	(43)	(74)
Obligations related to assets sold under repurchase agreements and securities loaned	50,210	50,209	(1)	–	–
Other liabilities	25	25	–	–	–
Subordinated debentures	128	123	(5)	2	(7)
Total	$111,518	$111,527	$9	$(41)	$(81)

	As at April 30, 2012
(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$5,490	$5,458	$(32)	$5	$(11)
Business and government (2)	49,230	49,323	93	31	(20)
Bank (3)	3,717	3,718	1	–	–
Total term deposits	58,437	58,499	62	36	(31)
Obligations related to assets sold under repurchase agreements and securities loaned	47,633	47,632	(1)	–	–
Other liabilities	13	13	–	–	–
Subordinated debentures	124	113	(11)	(2)	(9)
Total	$106,207	$106,257	$50	$34	$(40)

	As at October 31, 2011
(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,598	$3,615	$17	$(12)	$(14)
Business and government (2)	55,623	55,452	(171)	(46)	(45)
Bank (3)	3,777	3,777	–	–	–
Total term deposits	62,998	62,844	(154)	(58)	(59)
Obligations related to assets sold under repurchase agreements and securities loaned	35,444	35,442	(2)	–	–
Other liabilities	12	12	–	–	–
Subordinated debentures	128	111	(17)	(12)	(7)
Total	$98,582	$98,409	$(173)	$(70)	$(66)

64        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	As at July 31, 2011
(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,246	$3,271	$25	$(3)	$(2)
Business and government (2)	54,518	54,425	(93)	5	1
Bank (3)	6,130	6,130	–	–	–
Total term deposits	63,894	63,826	(68)	2	(1)
Obligations related to assets sold under repurchase agreements and securities loaned	29,318	29,315	(3)	–	–
Other liabilities	9	9	–	–	–
Subordinated debentures	124	119	(5)	1	5
Total	$93,345	$93,269	$(76)	$3	$4

(1)	The cumulative change is measured from the later of November 1, 2010, or the initial recognition of the liabilities designated as at FVTPL.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents the financial instruments measured at fair value classified by the fair value hierarchy set out in IFRS 7. IFRS 7 requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, as described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Royal Bank of Canada        Third Quarter 2012        65

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

	As at
	July 31, 2012							April 30, 2012
	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$101	$–	$101	$		$101	$–	$4,263	$–	$4,263	$		$4,263
Securities
Trading
Canadian government debt (2)
Federal	9,548	7,012	–	16,560			16,560	8,096	8,833	–	16,929			16,929
Provincial and municipal	–	9,121	3	9,124			9,124	–	8,531	–	8,531			8,531
U.S. state, municipal and agencies debt (2)	4,625	16,982	52	21,659			21,659	8,232	15,134	30	23,396			23,396
Other OECD government debt (3)	4,934	6,406	–	11,340			11,340	6,768	7,566	–	14,334			14,334
Mortgage-backed securities (2)	–	477	38	515			515	–	489	40	529			529
Asset-backed securities
CDOs (4)	–	–	88	88			88	–	–	124	124			124
Non-CDO securities	–	793	41	834			834	–	690	23	713			713
Corporate debt and other debt	413	19,318	716	20,447			20,447	1,198	19,831	426	21,455			21,455
Equities	34,033	2,162	288	36,483			36,483	36,542	2,181	312	39,035			39,035
	53,553	62,271	1,226	117,050			117,050	60,836	63,255	955	125,046			125,046
Available-for-sale (5)
Canadian government debt (2)
Federal	387	10,817	–	11,204			11,204	196	10,774	–	10,970			10,970
Provincial and municipal	–	1,760	–	1,760			1,760	–	1,187	–	1,187			1,187
U.S. state, municipal and agencies debt (2)	23	3,833	2,270	6,126			6,126	25	2,879	2,845	5,749			5,749
Other OECD government debt	5,795	2,968	–	8,763			8,763	5,805	2,263	–	8,068			8,068
Mortgage-backed securities (2)	–	275	–	275			275	–	155	167	322			322
Asset-backed securities
CDOs	–	–	2,009	2,009			2,009	–	–	2,071	2,071			2,071
Non-CDO securities	–	189	665	854			854	–	182	659	841			841
Corporate debt and other debt	–	6,187	1,632	7,819			7,819	–	6,466	1,483	7,949			7,949
Equities	276	580	940	1,796			1,796	142	364	970	1,476			1,476
Loan substitute securities	187	25	–	212			212	199	26	–	225			225
	6,668	26,634	7,516	40,818			40,818	6,367	24,296	8,195	38,858			38,858
Asset purchased under reverse repurchase agreements and securities borrowed	–	81,861	–	81,861			81,861	–	89,462	–	89,462			89,462
Loans	–	763	455	1,218			1,218	–	887	418	1,305			1,305
Other
Derivatives
Interest rate contracts	7	103,884	923	104,814			104,814	3	86,213	532	86,748			86,748
Foreign exchange contracts	–	23,870	120	23,990			23,990	–	18,992	62	19,054			19,054
Credit derivatives	–	222	174	396			396	–	257	199	456			456
Other contracts	1,853	2,273	435	4,561			4,561	1,656	3,333	423	5,412			5,412
Valuation adjustments determined on a pooled basis	(30)	(320)	(299)	(649)			(649)	(35)	(293)	(264)	(592)			(592)
Total gross derivatives	1,830	129,929	1,353	133,112			133,112	1,624	108,502	952	111,078			111,078
Netting adjustments						(29,855)	(29,855)						(23,215)	(23,215)
Total derivatives							103,257							87,863
Other assets	364	222	13	599			599	396	172	–	568			568
	$62,415	$301,781	$10,563	$374,759		$(29,855)	$344,904	$69,223	$290,837	$10,520	$370,580		$(23,215)	$347,365
Financial Liabilities
Deposits
Personal	$–	$372	$5,959	$6,331	$		$6,331	$–	$322	$5,136	$5,458	$		$5,458
Business and government	–	48,011	2,550	50,561			50,561	–	46,602	2,721	49,323			49,323
Bank	–	4,278	–	4,278			4,278	–	3,718	–	3,718			3,718
Other
Obligations related to securities sold short	29,961	13,601	–	43,562			43,562	35,635	14,515	–	50,150			50,150
Obligations related to assets sold under repurchase agreements and securities loaned	–	50,209	–	50,209			50,209	–	47,632	–	47,632			47,632
Derivatives
Interest rate contracts	–	95,353	1,384	96,737			96,737	12	79,596	745	80,353			80,353
Foreign exchange contracts	–	33,065	325	33,390			33,390	–	26,717	41	26,758			26,758
Credit derivatives	–	209	216	425			425	–	217	243	460			460
Other contracts	1,718	4,466	1,516	7,700			7,700	1,345	4,830	1,538	7,713			7,713
Total gross derivatives	1,718	133,093	3,441	138,252			138,252	1,357	111,360	2,567	115,284			115,284
Netting adjustments						(29,433)	(29,433)						(23,180)	(23,180)
Total derivatives							108,819							92,104
Other liabilities	–	25	126	151			151	–	13	78	91			91
Subordinated debentures	–	–	123	123			123	–	–	113	113			113
	$31,679	$249,589	$12,199	$293,467		$(29,433)	$264,034	$36,992	224,162	$10,615	$271,769		$(23,180)	$248,589

66        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	As at
	October 31, 2011							July 31, 2011
	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair values
(Millions of Canadian Dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$666	$–	$666	$		$666	$–	$411	$–	$411	$		$411
Securities
Trading
Canadian government debt (2)
Federal	8,165	9,267	–	17,432			17,432	8,995	10,862	–	19,857			19,857
Provincial and municipal	–	6,929	4	6,933			6,933	–	7,547	5	7,552			7,552
U.S. state, municipal and agencies debt (2)	2,270	17,195	86	19,551			19,551	1,951	12,864	128	14,943			14,943
Other OECD government debt (3)	6,204	11,854	47	18,105			18,105	8,133	11,660	50	19,843			19,843
Mortgage-backed securities (2)	–	371	45	416			416	–	601	146	747			747
Asset-backed securities
CDOs (4)	–	–	371	371			371	–	–	2,154	2,154			2,154
Non-CDO securities	–	780	138	918			918	–	751	385	1,136			1,136
Corporate debt and other debt	1,126	24,182	720	26,028			26,028	1,018	32,672	1,454	35,144			35,144
Equities	35,406	2,616	352	38,374			38,374	42,429	2,855	363	45,647			45,647
	53,171	73,194	1,763	128,128			128,128	62,526	79,812	4,685	147,023			147,023
Available-for-sale (5)
Canadian government debt (2)
Federal	1,058	8,473	–	9,531			9,531	999	8,682	–	9,681			9,681
Provincial and municipal	–	1,561	–	1,561			1,561	–	1,661	–	1,661			1,661
U.S. state, municipal and agencies debt (2)	119	2,083	2,691	4,893			4,893	303	1,205	3,154	4,662			4,662
Other OECD government debt	4,017	3,016	–	7,033			7,033	3,899	2,754	–	6,653			6,653
Mortgage-backed securities (2)	–	126	184	310			310	–	236	75	311			311
Asset-backed securities
CDOs	–	–	1,932	1,932			1,932	–	–	191	191			191
Non-CDO securities	–	322	673	995			995	–	321	660	981			981
Corporate debt and other debt	–	9,080	1,478	10,558			10,558	–	9,306	1,359	10,665			10,665
Equities	158	372	863	1,393			1,393	168	193	847	1,208			1,208
Loan substitute securities	187	35	–	222			222	207	36	–	243			243
	5,539	25,068	7,821	38,428			38,428	5,576	24,394	6,286	36,256			36,256
Asset purchased under reverse repurchase agreements and securities borrowed	–	74,860	–	74,860			74,860	–	66,150	–	66,150			66,150
Loans	–	951	563	1,514			1,514	–	1,325	405	1,730			1,730
Other
Derivatives
Interest rate contracts	5	85,149	666	85,820			85,820	8	60,927	647	61,582			61,582
Foreign exchange contracts	–	27,068	81	27,149			27,149	–	29,385	85	29,470			29,470
Credit derivatives	–	349	291	640			640	–	310	373	683			683
Other contracts	1,671	4,129	428	6,228			6,228	1,472	3,866	473	5,811			5,811
Valuation adjustments determined on a pooled basis	(48)	(248)	(451)	(747)			(747)	(56)	(213)	(393)	(662)			(662)
Total gross derivatives	1,628	116,447	1,015	119,090			119,090	1,424	94,275	1,185	96,884			96,884
Netting adjustments						(19,440)	(19,440)						(11,701)	(11,701)
Total derivatives							99,650							85,183
Other assets	340	176	–	516			516	382	144	–	526			526
	$60,678	$291,362	$11,162	$363,202		$(19,440)	$343,762	$69,908	$266,511	$12,561	$348,980		$(11,701)	$337,279
Financial Liabilities
Deposits
Personal	$–	$–	$3,615	$3,615	$		$3,615	$–	$–	$3,271	$3,271	$		$3,271
Business and government	–	52,017	3,435	55,452			55,452	–	50,976	3,449	54,425			54,425
Bank	–	3,777	–	3,777			3,777	–	6,130	–	6,130			6,130
Other
Obligations related to securities sold short	31,416	12,868	–	44,284			44,284	33,986	16,580	–	50,566			50,566
Obligations related to assets sold under repurchase agreements and securities loaned	–	35,442	–	35,442			35,442	–	29,315	–	29,315			29,315
Derivatives
Interest rate contracts	2	78,274	841	79,117			79,117	3	55,771	669	56,443			56,443
Foreign exchange contracts	–	30,975	41	31,016			31,016	–	33,836	43	33,879			33,879
Credit derivatives	–	260	573	833			833	–	303	434	737			737
Other contracts	1,824	5,149	1,496	8,469			8,469	1,595	4,694	1,459	7,748			7,748
Total gross derivatives	1,826	114,658	2,951	119,435			119,435	1,598	94,604	2,605	98,807			98,807
Netting adjustments						(18,913)	(18,913)						(11,309)	(11,309)
Total derivatives							100,522							87,498
Other liabilities	–	12	68	80			80	–	9	(11)	(2)			(2)
Subordinated debentures	–	–	111	111			111	–	–	119	119			119
	$33,242	$218,774	$10,180	$262,196		$(18,913)	$243,283	$35,584	$197,614	$9,433	$242,631		$(11,309)	$231,322

(1)	Transfer between Level 1 and Level 2 is dependant on whether fair value is obtained on the basis of quoted market prices in active markets. As at July 31, 2012, certain government bonds of $371 million reported in Trading U.S. state, municipal and agencies debt, and $113 million included in Obligations related to securities sold short were classified as Level 2, whereas they were classified as Level 1 as at April 30, 2012. As at April 30, 2012, certain government bonds of $445 million reported in Trading and AFS Canadian government debt – Federal and U.S. state, municipal and agencies debt were classified as Level 2, whereas they were classified as Level 1 as at January 31, 2012. As at January 31, 2012, certain government bonds of $479 million reported in Trading and AFS Canadian government debt – Federal and U.S. state, municipal and agencies debt, and $138 million included in Obligations related to securities sold short were classified as Level 2, whereas they were classified as Level 1 as at October 31, 2011. In addition, certain government bonds of $179 million reported in Trading Canadian government debt – Federal, and $802 million included in Obligations related to securities sold short were classified as Level 1 as at January 31, 2012 as opposed to Level 2 as at October 31, 2011. For the year ended October 31, 2011, our most significant transfer to Level 1 was the transfer of $20 billion of G7 issued debt in the first quarter of 2011, from Level 2 Trading and AFS Canadian government debt – Federal, U.S. state, municipal and agencies debt, and Other OECD government debt, to the corresponding Level 1 balances.
(2)	As at July 31, 2012, residential and commercial MBS included in Trading securities were $6,794 million and $72 million (April 30, 2012 – $6,210 million and $90 million; October 31, 2011 – $7,190 million and $43 million; July 31, 2011 – $6,372 million and $130 million), respectively, and in AFS securities, $3,546 million and $48 million (April 30, 2012 – $3,410 million and $50 million; October 31, 2011 – $740 million and $54 million; July 31, 2011 – $748 million and $75 million), respectively.
(3)	OECD stands for Organisation for Economic Co-operation and Development.
(4)	CDOs stand for Collateralized Debt Obligations.
(5)	Excludes $15 million and $507 million of AFS and held-to-maturity securities. (April 30, 2012 – $12 million and $526 million; October 31, 2011 – $5 million and $461 million; July 31, 2011 – $4 million and $487 million), respectively, that are carried at cost.

Royal Bank of Canada        Third Quarter 2012        67

Changes to fair value measurement for instruments categorized in Level 3

The following table presents the changes in fair value measurements included in Level 3 of the fair value hierarchy. In the tables below, transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.

	For the three months ended July 31, 2012
(Millions of Canadian dollars)	Fair value May 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	–	–	–	–	2	1	–	3	–
U.S. state, municipal and agencies debt	30	–	–	41	(22)	7	(4)	52	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	40	1	–	19	(22)	–	–	38	–
Asset-backed securities	–	–	–	–	–	–	–	–	–
CDOs	124	2	1	–	(39)	–	–	88	2
Non-CDO securities	23	(2)	–	543	(548)	27	(2)	41	–
Corporate debt and other debt	426	5	(3)	314	(15)	–	(11)	716	1
Equities	312	–	–	2	(26)	–	–	288	1
	955	6	(2)	919	(670)	35	(17)	1,226	4
Available-for-sale
U.S. state, municipal and agencies debt	2,845	2	32	–	(360)	–	(249)	2,270	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	167	(1)	7	–	(17)	–	(156)	–	n.a.
Asset-backed securities
CDOs	2,071	6	24	–	(92)	–	–	2,009	n.a.
Non-CDO securities	659	–	9	–	(3)	–	–	665	n.a.
Corporate debt and other debt	1,483	–	14	199	(64)	–	–	1,632	n.a.
Equities	970	19	62	–	(75)	–	(36)	940	n.a.
	8,195	26	148	199	(611)	–	(441)	7,516	n.a.
Loans – Wholesale	418	–	3	53	(19)	–	–	455	–
Other
Derivatives, net of derivative related liabilities (3)	(1,615)	(266)	(16)	10	(209)	1	7	(2,088)	(247)
Other Assets	–	1	–	–	12	–	–	13	1
	$7,953	$(233)	$133	$1,181	$(1,497)	$36	$(451)	$7,122	$(242)
Liabilities
Deposits
Personal	$(5,136)	$83	$15	$(1,629)	$714	$(6)	$–	$(5,959)	$85
Business and government	(2,721)	(30)	(16)	2	206	–	9	(2,550)	–
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(78)	(48)	–	–	–	–	–	(126)	(48)
Subordinated debentures	(113)	(5)	(5)	–	–	–	–	(123)	(5)
	$(8,048)	$–	$(6)	$(1,627)	$920	$(6)	$9	$(8,758)	$32

68        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	For the three months ended April 30, 2012
(Millions of Canadian dollars)	Fair value February 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	3	–	–	–	(3)	–	–	–	–
U.S. state, municipal and agencies debt	38	–	(1)	3	(26)	16	–	30	(1)
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	42	–	(1)	–	(1)	–	–	40	–
Asset-backed securities
CDOs	150	1	(2)	–	(25)	–	–	124	1
Non-CDO securities	102	–	–	498	(577)	–	–	23	–
Corporate debt and other debt	504	(5)	–	204	(292)	20	(5)	426	(3)
Equities	292	19	(4)	20	(34)	19	–	312	19
	1,131	15	(8)	725	(958)	55	(5)	955	16
Available-for-sale
U.S. state, municipal and agencies debt	2,537	–	(23)	348	(17)	–	–	2,845	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	177	–	1	–	(11)	–	–	167	n.a.
Asset-backed securities						–
CDOs	2,161	–	(12)	–	(78)	–	–	2,071	n.a.
Non-CDO securities	664	–	(7)	–	2	–	–	659	n.a.
Corporate debt and other debt	1,467	–	(23)	198	(159)	–	–	1,483	n.a.
Equities	845	(4)	4	68	(7)	69	(5)	970	n.a.
	7,851	(4)	(60)	614	(270)	69	(5)	8,195	n.a.
Loans – Wholesale	732	1	(5)	–	(310)	–	–	418	(1)
Other
Derivatives, net of derivative related liabilities (3)	(1,717)	28	14	24	28	(2)	10	(1,615)	64
	$7,997	$40	$(59)	$1,363	$(1,510)	$122	$–	$7,953	$79
Liabilities
Deposits
Personal	$(4,981)	$(52)	$85	$(1,522)	$1,279	$–	$55	$(5,136)	$(3)
Business and government	(2,288)	(21)	38	(555)	85	–	20	(2,721)	(31)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(84)	5	1	–	–	–	–	(78)	6
Subordinated debentures	(115)	(5)	7	–	–	–	–	(113)	(5)
	$(7,468)	$(73)	$131	$(2,077)	$1,364	$–	$75	$(8,048)	$(33)

Royal Bank of Canada        Third Quarter 2012        69

	For the three months ended July 31, 2011
(Millions of Canadian dollars)	Fair value May 1, 2011	Less Level 3 assets related to discontinued operations	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2011	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2011 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	7	–	–	–	–	(1)	–	(1)	5	–
U.S. state, municipal and agencies debt	162	–	–	2	125	(161)	10	(10)	128	–
Other OECD government debt	–	–	–	–	–	50	–	–	50	–
Mortgage-backed securities	88	–	–	–	–	3	55	–	146	(3)
Asset-backed securities
CDOs	1,987	–	5	8	–	154	–	–	2,154	10
Non-CDO securities	170	–	(1)	–	874	(650)	–	(8)	385	1
Corporate debt and other debt	1,456	–	(45)	2	196	(147)	17	(25)	1,454	(44)
Equities	403	–	(6)	4	9	(47)	–	–	363	(5)
	4,273	–	(47)	16	1,204	(799)	82	(44)	4,685	(41)
Available-for-sale
U.S. state, municipal and agencies debt	$4,028	$(87)	$1	$(38)	$150	$(390)	$–	$(510)	$3,154	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	110	–	3	–	–	(38)	–	–	75	n.a.
Asset-backed securities
CDOs	171	–	–	24	–	(4)	–	–	191	n.a.
Non-CDO securities	862	(32)	(3)	5	15	(25)	–	(162)	660	n.a.
Corporate debt and other debt	1,639	(92)	–	16	160	(383)	19	–	1,359	n.a.
Equities	1,050	(27)	(5)	27	12	(109)	–	(101)	847	n.a.
	7,860	(238)	(4)	34	337	(949)	19	(773)	6,286	n.a.
Loans – Wholesale	473	–	4	4	–	(76)	–	–	405	1
Other
Derivatives, net of derivative related liabilities (3)	(1,091)	(42)	(289)	(7)	(20)	36	(34)	27	(1,420)	(185)
	$11,515	$(280)	$(336)	$47	$1,521	$(1,788)	$67	$(790)	$9,956	$(225)
Liabilities
Deposits
Personal	$(3,091)	$–	$98	$(42)	$(732)	$496	$–	$–	$(3,271)	$77
Business and government	(3,505)	–	(9)	(28)	(307)	400	–	–	(3,449)	36
Bank	–	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–	–
Other liabilities	(18)	–	(32)	1	–	50	–	10	11	(32)
Subordinated debentures	(105)	–	(8)	(6)	–	–	–	–	(119)	(8)
	$(6,719)	$–	$49	$(75)	$(1,039)	$946	$–	$10	$(6,828)	$73

70        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	For the nine months ended July 31, 2012
(Millions of Canadian dollars)	Fair value November 1, 2011	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	4	–	–	1	(3)	1	–	3	–
U.S. state, municipal and agencies debt	86	(6)	–	98	(103)	23	(46)	52	–
Other OECD government debt	47	–	–	–	–	–	(47)	–	–
Mortgage-backed securities	45	(1)	(1)	19	(24)	–	–	38	(1)
Asset-backed securities
CDOs	371	3	1	–	(287)	–	–	88	1
Non-CDO securities	138	(2)	–	1,678	(1,807)	46	(12)	41	–
Corporate debt and other debt	720	39	(5)	679	(729)	70	(58)	716	16
Equities	352	(29)	(1)	24	(69)	20	(9)	288	7
	1,763	4	(6)	2,499	(3,022)	160	(172)	1,226	23
Available-for-sale
U.S. state, municipal and agencies debt	2,691	2	20	418	(505)	–	(356)	2,270	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	184	(1)	11	–	(38)	–	(156)	–	n.a.
Asset-backed securities
CDOs	1,932	6	36	–	35	–	–	2,009	n.a.
Non-CDO securities	673	(5)	4	–	(7)	–	–	665	n.a.
Corporate debt and other debt	1,478	–	(4)	501	(343)	–	–	1,632	n.a.
Equities	863	10	45	85	(86)	69	(46)	940	n.a.
	7,821	12	112	1,004	(944)	69	(558)	7,516	n.a.
Loans – Wholesale	563	(35)	(1)	271	(343)	–	–	455	1
Other
Derivatives, net of derivative related liabilities (3)	(1,936)	(254)	(11)	(24)	88	(1)	50	(2,088)	(431)
Other assets	–	1	–	–	12	–	–	13	10
	$8,211	$(272)	$94	$3,750	$(4,209)	$228	$(680)	$7,122	$(397)
Liabilities
Deposits
Personal	$(3,615)	$(74)	$73	$(4,426)	$2,034	$(6)	$55	$(5,959)	$36
Business and government	(3,435)	(66)	17	(685)	861	(324)	1,082	(2,550)	(31)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(68)	(60)	1	–	1	–	–	(126)	(58)
Subordinated debentures	(111)	(11)	(1)	–	–	–	–	(123)	(10)
	$(7,229)	$(211)	$90	$(5,111)	$2,896	$(330)	$1,137	$(8,758)	$(63)

Royal Bank of Canada        Third Quarter 2012        71

	For the nine months ended July 31, 2011
(Millions of Canadian dollars)	Fair value November 1, 2010	Less Level 3 assets related to discontinued operations	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2011	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2011 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$14	$–	$–	$–	$–	$(10)	$–	$(4)	$–	$–
Provincial and municipal	5	–	–	–	–	(1)	7	(6)	5	–
U.S. state, municipal and agencies debt	41	–	2	(6)	125	(178)	154	(10)	128	1
Other OECD government debt	42	–	–	–	–	50	–	(42)	50	–
Mortgage-backed securities	416	–	(42)	(11)	1,191	(517)	55	(946)	146	(8)
Asset-backed securities
CDOs	2,460	–	(48)	(146)	21	(133)	–	–	2,154	(30)
Non-CDO securities	541	–	(2)	(7)	2,169	(1,864)	45	(497)	385	1
Corporate debt and other debt	1,482	–	21	(28)	558	(434)	177	(322)	1,454	(16)
Equities	2,373	–	66	(56)	538	(46)	–	(2,512)	363	5
	7,374	–	(3)	(254)	4,602	(3,133)	438	(4,339)	4,685	(47)
Available-for-sale
U.S. state, municipal and agencies debt	3,277	(97)	6	(357)	278	557	–	(510)	3,154	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	1,545	(1,039)	4	(1)	4	(114)	–	(324)	75	n.a.
Asset-backed securities
CDOs	224	–	–	(15)	–	(18)	–	–	191	n.a.
Non-CDO securities	736	(46)	(21)	11	27	(43)	158	(162)	660	n.a.
Corporate debt and other debt	2,350	(76)	–	(127)	829	(1,629)	70	(58)	1,359	n.a.
Equities	1,265	(27)	(17)	4	61	(300)	23	(162)	847	n.a.
	9,397	(1,285)	(28)	(485)	1,199	(1,547)	251	(1,216)	6,286	n.a.
Loans – Wholesale	592	–	8	(30)	53	(301)	85	(2)	405	3
Other
Derivatives, net of derivative related liabilities (3)	(1,372)	(67)	(242)	122	(42)	256	(367)	292	(1,420)	74
	$15,991	$(1,352)	$(265)	$(647)	$5,812	$(4,725)	$407	$(5,265)	$9,956	$30
Liabilities
Deposits
Personal	$(3,237)	$–	$(52)	$117	$(2,187)	$2,088	$–	$–	$(3,271)	$22
Business and government	(3,380)	–	53	142	(1,544)	1,222	–	58	(3,449)	(1)
Bank	–	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(240)	–	(5)	1	–	58	–	186	–	–
Other liabilities	382	–	(3)	(18)	(2)	(358)	–	10	11	26
Subordinated debentures	(119)	–	(3)	4	–	(1)	–	–	(119)	(3)
	$(6,594)	$–	$(10)	$246	$(3,733)	$3,009	$–	$254	$(6,828)	$44

(1)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities were $36 million and $68 million for the three months and nine months ended July 31, 2012 (three months ended April 30, 2012 – gains of $55 million; three months ended July 31, 2011 – losses of $35 million; nine months ended July 31, 2011 – gains of $24 million), excluding the translation gains or losses.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2012 included derivative assets of $1,353 million (April 30, 2012 – $952 million; October 31, 2011 – $1,015 million; July 31, 2011 – $1,185 million) and derivative liabilities of $3,441 million (April 30, 2012 – $2,567 million; October 31, 2011 – $2,951 million; July 31, 2011 – $2,605 million).

For the three months ended July 31, 2012, total assets of $36 million were transferred into Level 3. Significant transfers (transfers over $20 million) into Level 3 assets include $27 million of collateralized bond obligations and U.S. non-agency residential MBS in Trading Non-CDO securities, for which pricing inputs are no longer observable. In the same period, total assets of $451 million were transferred out of Level 3, including $249 million of Tender Option Bonds (TOBs) in AFS U.S. state, municipal and agencies debt, and $156 million of AFS U.S. MBS due to increased price transparency. Significant transfers out of Level 3 in the period also include $36 million of private equities which either became public or for which prices became observable.

For the three months ended April 30, 2012, total assets of $122 million were transferred into Level 3. Significant transfers into Level 3 assets include Corporate debt and other debt of $20 million in the Trading securities related to a corporate bond for which fair value was no longer available from the pricing services, and Equities of $69 million in the AFS securities for which fair value was determined using a model with inputs that are no longer observable. In the same period, total liabilities of $75 million were

72        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

transferred out of Level 3. They include $55 million of Personal deposits consisting of equity-linked structured notes with observable inputs and $20 million of Business and government deposits consisting of interest-rate-linked structured notes with maturities that are now sufficiently short to allow for observable inputs.

For the three months ended January 31, 2012, total assets and liabilities of $70 million and $324 million, respectively, were transferred into Level 3. Significant transfers into Level 3 include Corporate debt and other debt of $50 million for corporate bonds which no longer had observable pricing, and Business and government deposits of $324 million for structured and deposit notes with long maturities. In addition, there were transfers of $228 million of assets and $1,053 million of liabilities from Level 3 to Level 2 due to increased price transparency and market activity and shorter maturity terms. Significant transfers due to increased price transparency include $42 million of agency MBS reported in U.S. state, municipal and agencies debt, $47 million of Other OECD government debt, $42 million of floating-rate notes and corporate bonds included in Corporate debt and other debt, and $107 million of TOBs included in AFS U.S. state, municipal and agencies debt. Significant transfers due to shorter maturity terms include $1,053 million of Business and government deposits, and $33 million of Derivatives consisting primarily of commodity derivatives.

Changes in Level 3 assets described below exclude the effect of discontinued operations.

For the three months ended July 31, 2011, total assets of $67 million were transferred into Level 3. Significant transfers into Level 3 Trading securities include $55 million of U.S. non-agency residential MBS due to a lack of pricing transparency. Net derivatives liabilities of $34 million, which consist of hedge fund-based derivatives, were transferred into Level 3 due to a decrease in observable NAVs used in the valuation. During the same period, total assets of $790 million were transferred out of Level 3. Significant transfers due to improved pricing transparency include: corporate bonds of $25 million for Corporate debt and other debt, $510 million of TOBs for AFS U.S. state, municipal and agencies debt, $162 million of uninsured student loans for AFS Non-CDO securities; and $101 million of auction rate preferred equities for AFS Equities. Net derivatives of $27 million were transferred out in the period as certain commodity options with longer maturity terms became observable.

For the three months ended April 30, 2011, total assets of $(29) million were transferred into Level 3. Significant transfers into Level 3 assets include Trading U.S. state, municipal and agencies debt of $38 million, Trading Non-CDO securities of $45 million, Trading Corporate debt and other debt of $102 million, AFS Corporate debt and other debt of $51 million and AFS Equities of $23 million. Significant transfers of Derivatives into Level 3 include inflation swaps of $295 million due to unobservability of the underlying inflation index. Level 3 Trading Corporate debt and other debt of $35 million, AFS Corporate debt and other debt of $58 million and Business and government deposits of $58 million were transferred out of Level 3 assets and liabilities. Equity derivatives (derivative-related assets of $23 million and derivative related liabilities of $338 million) which values are based on the observable net asset values (NAVs) of the underlying hedge funds were also transferred from Level 3 to Level 2.

For the three months ended January 31, 2011, $369 million of assets were transferred into Level 3 and significant transfers comprise AFS securities of $158 million consisting of uninsured student loans, U.S. municipal bonds and Corporate debt and other debt of $164 million in Trading securities, Wholesale loans of $85 million and Derivatives of $38 million consisting of credit default swaps. Significant transfers from Level 3 to Level 2 include Mortgage-backed securities of $946 million and $1,310 million in Trading and AFS securities, respectively, Trading Non-CDO securities of $489 million, certain hedge funds investments of $2,512 million redeemable at their NAVs in Trading Equities, Other OECD government debt of $42 million, Corporate debt and other debt of $262 million in Trading securities, and AFS Equities of $54 million and Derivatives of $100 million related to commodity derivatives and credit derivatives.

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of the fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

Royal Bank of Canada        Third Quarter 2012        73

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

	As at
	July 31, 2012			April 30, 2012
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities (1)
Trading
U.S. state, municipal and agencies debt	$52	$–	$–	$30	$–	$–
Other OECD government debt	–	–	–	–	–	–
Mortgage-backed securities	38	–	–	40	–	–
Asset-backed securities	129	5	(5)	147	4	(3)
Corporate debt and other debt	716	38	(31)	426	31	(27)
Equities	288	2	(2)	312	1	(3)
Available-for-sale
U.S. state, municipal and agencies debt	2,270	28	(57)	2,845	30	(63)
Mortgage-backed securities	–	–	–	167	11	(11)
Asset-backed securities	2,674	35	(45)	2,730	34	(43)
Corporate debt and other debt	1,632	17	(15)	1,483	16	(13)
Equities	940	45	(42)	970	20	(36)
Loans	455	5	(5)	418	5	(6)
Derivatives	1,353	98	(115)	952	108	(128)
Other Assets	13	–	–	–	–	–
Total	$10,560	$273	$(317)	$10,520	$260	$(333)
Deposits	(8,509)	86	(82)	(7,857)	85	(87)
Derivatives	(3,441)	75	(101)	(2,567)	77	(104)
Other, other liabilities and subordinated debentures	(249)	4	(4)	(191)	4	(4)
Total	$(12,199)	$165	$(187)	$(10,615)	$166	$(195)

	As at
	October 31, 2011			July 31, 2011
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities (1)
Trading
U.S. state, municipal and agencies debt	$86	$–	$–	$128	$–	$–
Other OECD government debt	47	–	–	50	–	–
Mortgage-backed securities	45	–	–	146	–	–
Asset-backed securities	509	3	(3)	2,539	31	(31)
Corporate debt and other debt	720	20	(17)	1,454	17	(16)
Equities	352	–	–	363	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,691	36	(78)	3,154	41	(99)
Mortgage-backed securities	184	3	(3)	75	1	(1)
Asset-backed securities	2,605	36	(50)	851	27	(40)
Corporate debt and other debt	1,478	12	(11)	1,359	14	(13)
Equities	863	3	(2)	847	13	(12)
Loans	563	9	(11)	405	5	(5)
Derivatives	1,015	171	(151)	1,185	166	(118)
Total	$11,158	$293	$(326)	$12,556	$315	$(335)
Deposits	(7,050)	61	(59)	(6,720)	62	(52)
Derivatives	(2,951)	119	(133)	(2,605)	84	(124)
Other, other liabilities and subordinated debentures	(179)	1	(1)	(108)	1	(1)
Total	$(10,180)	$181	$(193)	$(9,433)	$147	$(177)

(1)	Excludes Trading securities – Canadian government debt as their Level 3 balances were not material for the periods.

Sensitivity results

As at July 31, 2012, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $273 million and a reduction of $317 million in fair value, of which $125 million and $159 million would be recorded in Other components of equity, and to the Level 3 liability positions a decrease of $165 million and an increase of $187 million in fair

74        Royal Bank of Canada        Third Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

value. During the quarter, the positive and negative fair value movements for our Level 3 assets did not change significantly as a result of any change to an individual reasonably possible alternative assumption.

Level 3 valuation inputs and approaches of developing reasonably possible alternative assumptions

Level 3 financial instruments primarily include asset-backed securities (ABS) including collateralized loan obligations and CDOs, auction-rate securities (ARS), TOBs, U.S. non-agency MBS, non-OECD government and corporate debt with long-dated maturities and significant unobservable spreads, hedge fund investments with certain redemption restrictions, certain structured debt securities, private equities, derivatives referenced to the performance of certain CDOs, commodity derivatives, equity-linked and interest-rate-linked structured notes, and deposit notes with long-dated maturities and significant unobservable spreads.

The following is a summary of the unobservable inputs of the Level 3 instruments and our approach to develop reasonably possible alternative assumptions used to determine sensitivity:

In our Trading and AFS portfolios, MBS (subprime, Alt-A and prime), ABS (CLOs, CDOs), Corporate debt and other debt (corporate bonds and loans, floating-rate notes, non-OECD countries’ government debt), U.S. state, municipal and agency debt (TOBs) and Loans (corporate bonds and loans) are valued using prices from pricing services. These securities were classified as Level 3 due to a lack of market observable pricing. The positive and negative sensitivities are determined based on plus or minus one standard deviation of the input prices if sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Fair value of certain municipal and student loan ARS in the AFS portfolio is determined by the discounted cash flow valuation technique. Cash flows of the underlying ARS assets are forecasted based on unobservable parameters such as defaults, prepayments and delinquencies, and are discounted using a market observable interest rate and an unobservable discount margin. In calculating the sensitivity of these ARS, we decreased the discount margin between .2% and 1.2% and increased the discount margin between .5% and 2.0%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market.

Our Level 3 Trading Equities consist of hedge fund units with certain redemption restrictions. Since we cannot redeem these hedge funds at NAV within a certain period after the period end, the NAVs of the funds and the corresponding equity derivatives in the Derivatives (Liability) referencing to the NAVs are not considered observable. The NAVs of the AFS private equities are also unobservable due to the few recent market transactions to support their values. We have not applied another reasonably possible alternative assumption to these private equity positions as the NAVs are provided by the fund managers. This approach also applies to our hedge fund and related equity derivatives.

Our Level 3 Derivative assets and liabilities consist of CDO-referenced derivatives, commodity derivatives, interest-rate derivatives (including structured and cross currency), hedge fund swaps and BOLI. Inputs for CDOs are based on credit default correlation. Commodity derivatives inputs are contract prices and prices for certain long term contracts in which prices are not observable. For our commodity derivatives sensitivity, we applied one standard deviation to the commodity prices. Interest rate swaps and options were classified as Level 3 if their terms exceed certain observable periods or contain unique features, respectively. The sensitivity for interest rate swaps, cross currency swaps and options is derived using a combination of model and parameter uncertainty valuation adjustments. For BOLI, the unobservable inputs include default rates, prepayment rates, severity and housing price index. For sensitivity, the range of values was determined as reasonably possible alternative assumptions by adjusting these parameters by 10.0% and the housing price index by one standard deviation. The sensitivity for the derivative credit valuation adjustment was calculated using a combination of increasing the relative credit spread by 7.8%, and an amount for model uncertainty.

Deposits are composed of equity-linked and interest-rate-linked structured notes, as well as promissory notes with significant unobservable spreads and limited market activities. For equity-linked and interest-rate-linked structured notes, model parameters include volatility rate, dividend rate, correlation and foreign currency rate. The model parameters are adjusted by plus or minus one standard deviation and the interest rate curves by certain basis points to derive the sensitivities.

Note 5 Securities

The following table presents the gross unrealized gains and losses on AFS securities (1), (2).

	As at
	July 31, 2012				April 30, 2012
(Millions of Canadian dollars)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,829	$539	$(5)	$11,363	$10,696	$443	$(9)	$11,130
Provincial and municipal	1,747	13	–	1,760	1,170	17	–	1,187
U.S. state, municipal and agencies debt (3)	6,273	15	(162)	6,126	5,885	15	(151)	5,749
Other OECD government debt	8,795	23	(7)	8,811	8,113	23	(19)	8,117
Mortgage-backed securities	285	7	(17)	275	326	17	(21)	322
Asset-backed securities
CDOs	1,994	27	(12)	2,009	2,049	36	(14)	2,071
Non-CDO securities	976	8	(130)	854	961	7	(127)	841
Corporate debt and other debt	8,135	50	(66)	8,119	8,287	48	(69)	8,266
Equities	1,561	265	(15)	1,811	1,310	210	(32)	1,488
Loan substitute securities	211	1	–	212	212	13	–	225
	$40,806	$948	$(414)	$41,340	$39,009	$829	$(442)	$39,396

Royal Bank of Canada        Third Quarter 2012        75

	As at
	October 31, 2011				July 31, 2011
(Millions of Canadian dollars)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$9,172	$492	$(1)	$9,663	$9,432	$357	$–	$9,789
Provincial and municipal	1,537	25	(1)	1,561	1,633	28	–	1,661
U.S. state, municipal and agencies debt (3)	5,038	11	(156)	4,893	4,794	18	(150)	4,662
Other OECD government debt	7,091	26	(33)	7,084	6,712	17	(21)	6,708
Mortgage-backed securities	314	19	(23)	310	308	20	(17)	311
Asset-backed securities
CDOs	1,941	4	(13)	1,932	196	4	(9)	191
Non-CDO securities	1,119	4	(128)	995	1,083	11	(113)	981
Corporate debt and other debt	10,882	59	(105)	10,836	10,996	69	(76)	10,989
Equities	1,219	206	(27)	1,398	985	243	(16)	1,212
Loan substitute securities	222	–	–	222	228	15	–	243
	$38,535	$846	$(487)	$38,894	$36,367	$782	$(402)	$36,747

(1)	Includes $507 million held-to-maturity securities at July 31, 2012 (April 30, 2012 – $526 million; October 31, 2011 – $461 million; July 31, 2011 – $487 million).
(2)	The majority of the MBS are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $46 million, $2 million, $nil and $48 million, respectively as at July 31, 2012 (April 30, 2012 – $48 million, $2 million, $nil, and $50 million; October 31, 2011 – $52 million, $2 million, $nil, and $54 million; July 31, 2011 – $72 million, $3 million, $nil, and $75 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, and MBS and ABS issued by U.S. government agencies.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Realized gains	$59	$53	$84	$150	$277
Realized losses and writedowns	(17)	(69)	(13)	(103)	(169)
Net gain (loss) on available-for-sale securities	$42	$(16)	$71	$47	$108

(1)	The following related to our insurance operations are included in the Insurance premiums, investment and fee income line in our Consolidated Statements of Income: Realized gains – three months ended July 31, 2012 – $nil; nine months ended July 31, 2012 – $7 million (three months ended April 30, 2012 – $1 million; three months ended July 31, 2011 – $8 million; nine months ended July 31, 2011 – $18 million). Realized losses and writedowns – three months ended July 31, 2012 – $nil; nine months ended July 31, 2012 – $nil (three months ended April 30, 2012 – $nil; three months ended July 31, 2011 – $1 million; nine months ended July 31, 2011 – $16 million).

AFS securities are assessed for objective indicators of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the security under review, we apply specific methodologies to assess whether the amortized cost of the security would be recovered. As at July 31, 2012 our gross unrealized losses on AFS securities were $414 million (April 30, 2012 – $442 million; October 31, 2011 – $487 million; July 31, 2011 – $402 million).

When assessing impairment for debt instruments, we primarily consider counterparty ratings and security-specific factors, including collateral, external ratings, subordination and other market factors. For complex debt instruments including ABS, U.S. non-agency MBS and other structured products, we also use cash flow projection models which incorporate actual and projected cash flows for each security using a number of assumptions and inputs that are based on security specific factors. The assumptions and inputs used such as default, prepayment and recovery rates are based on current market data. In addition, we also consider the transaction structure and credit enhancement for the structured securities. If the model predicts that we will not be able to fully recover the entire principal and interest amount, we perform a further review of the security in order to assess whether a loss would ultimately be realized. The securities deemed impaired are written down to their fair value.

As equity securities do not have contractual cash flows, they are assessed differently than debt securities. For equity securities with unrealized losses, we assess whether there is any objective evidence that suggests that the security is impaired. The factors we consider include the length of time and the extent the fair value has been below the cost and the financial condition and near term prospects of the issuer. Equity securities which have an unrealized loss for a prolonged period of time or for which the unrealized loss is significant, are deemed impaired and are written down to their fair value.

As at July 31, 2012 the total amortized cost of the AFS portfolio increased by $1.8 billion compared to April 30, 2012. The increase is largely due to the increase in Canadian government debt and Other OECD government debt as a result of the acquisition of the additional 50% interest in RBC Dexia (see Note 8). Compared to October 31, 2011, the total amortized cost increased by $2.3 billion largely due to purchases of short-term Other OECD government debt as well as Canadian and U.S. government guaranteed MBS. This was partially offset by sales and maturities of short-term corporate and other debt. Compared to July 31, 2011, the total amortized cost increased by $4.4 billion largely reflecting certain CDOs reclassified from FVTPL to AFS and purchases of short-term Other OECD government debt and Canadian and U.S. government guaranteed MBS. This was partially offset by sales and maturities of short-term corporate and other debt.

Gross unrealized gains of $948 million as of July 31, 2012 increased by $119 million or 14% compared to April 30, 2012, $102 million or 12% compared to October 31, 2011 and $166 million or 21% compared to July 31, 2011. These increases are mainly reflecting an increase in the fair values for Canadian government guaranteed debt primarily due to the impact of decreasing interest rates. Also contributing to the increases are fair value improvements on certain private equities.

Gross unrealized losses of $414 million as of July 31, 2012 decreased by $28 million or 6% mainly due to writedowns recognized on certain equities. Compared to October 31, 2011, the gross unrealized losses decreased by $73 million or 15% mainly due to losses realized on sale of securities by RBC Dexia as a result of the acquisition. Compared to July 31, 2011, gross unrealized losses increased marginally by $12 million or 3%.

Management believes that the unrealized losses on the above-mentioned securities as at July 31, 2012 are not associated with objective evidence of impairment.

76        Royal Bank of Canada        Third Quarter 2012

Note 5 Securities (continued)

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management is of the view that there is no impairment on held-to-maturity investments as at July 31, 2012.

Net gain (loss) on available-for-sale securities

When we determine that a security is impaired, the gross unrealized loss in Other components of equity is reclassified as Net gain (loss) on available-for-sale securities in Non-interest income. During the three months ended July 31, 2012, net gains of $42 million were recognized in Non-interest income. This compares to net losses of $16 million for the three months ended April 30, 2012 and net gains of $71 million for three months ended July 31, 2011. The current period net gain largely reflects gain on sales of certain preferred shares and distributions from certain private equities as well as gain on sales of certain U.S. non-agency MBS. This is partially offset by writedowns of $14 million on securities that were deemed impaired. The overall net loss for the three months ended April 30, 2012 of $16 million is comprised of net loss on sales of $8 million and writedowns of $8 million. The overall net gain for the three months ended July 31, 2011 of $71 million is comprised of net gain on sales of $81 million partially offset by writedowns of $10 million.

During the nine months ended July 31, 2012, $47 million of net gains were recognized in Non-interest income as compared to $108 million during the nine months ended July 31, 2011. The current period largely reflects net realized gains of $80 million primarily due to gain on distributions from certain private equities and gain on sales of Canadian government debt partially offset by losses on the sale of securities by RBC Dexia as a result of the acquisition. Partially offsetting the net gains are $33 million of writedowns on securities that were deemed impaired mainly on equities. This compares to net gain on sales for the nine months ended July 31, 2011 of $218 million which were partially offset by writedowns of $110 million.

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified in prior reporting periods:

Financial instruments reclassified in prior periods (1)

	As at
	July 31, 2012	April 30, 2012 (2)	October 31, 2011 (2)
(Millions of Canadian dollars)	Total carrying value and fair value	Total carrying value and fair value	Total carrying value and fair value
FVTPL reclassified to available-for-sale
CDOs	$1,818	$1,877	$1,738
Mortgage-backed securities	67	69	31
	$1,885	$1,946	$1,769

	For the three months ended				For the nine months ended (2)
	July 31, 2012		April 30, 2012		July 31, 2012
(Millions of Canadian dollars)	Change in fair value during the period (3)	Interest income/gains (losses) recognized in net income during the period	Change in fair value during the period (3)	Interest income/gains (losses) recognized in net income during the period	Change in fair value during the period (3)	Interest income/gains (losses) recognized in net income during the period
FVTPL reclassified to available-for-sale
CDOs	$(4)	$20	$18	$21	$24	$60
Mortgage-backed securities	(1)	1	(3)	2	(6)	6
	$(5)	$21	$15	$23	$18	$66

(1)	No reclassifications were made on or before July 31, 2011.
(2)	On October 1, 2011 and November 1, 2011 we reclassified $1,872 million and $255 million, respectively, of certain CDOs and U.S. non-agency MBS from classified as at FVTPL to AFS.
(3)	This change represents the fair value gain or loss that would have been recognized in profit or loss had the assets not been reclassified.

Royal Bank of Canada        Third Quarter 2012        77

Note 6 Allowance for credit losses and impaired loans

	For the three months ended July 31, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$135	$19	$(11)	$–	$(8)	$5	$140
Personal	543	109	(127)	21	(6)	1	541
Credit cards	415	105	(123)	26	–	(1)	422
Small business	74	9	(11)	2	–	(1)	73
	1,167	242	(272)	49	(14)	4	1,176
Wholesale
Business (1)	819	82	(145)	10	(6)	(1)	759
Bank (2)	33	–	(32)	–	–	1	2
	852	82	(177)	10	(6)	–	761
Total allowance for loan losses	2,019	324	(449)	59	(20)	4	1,937
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,110	$324	$(449)	$59	$(20)	$4	$2,028
Individually assessed	$313	$56	$(136)	$3	$1	$(5)	$232
Collectively assessed	1,797	268	(313)	56	(21)	9	1,796
Total allowance for credit losses	$2,110	$324	$(449)	$59	$(20)	$4	$2,028

	For the three months ended April 30, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$16	$(6)	$1	$(9)	$21	$135
Personal	563	114	(130)	21	(7)	(18)	543
Credit cards	415	104	(129)	25	–	–	415
Small business	76	15	(18)	2	(1)	–	74
	1,166	249	(283)	49	(17)	3	1,167
Wholesale
Business (1)	766	99	(36)	10	(15)	(5)	819
Bank (2)	33	–	–	–	–	–	33
	799	99	(36)	10	(15)	(5)	852
Total allowance for loan losses	1,965	348	(319)	59	(32)	(2)	2,019
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,056	$348	$(319)	$59	$(32)	$(2)	$2,110
Individually assessed	$253	$75	$(10)	$6	$(9)	$(2)	$313
Collectively assessed	1,803	273	(309)	53	(23)	–	1,797
Total allowance for credit losses	$2,056	$348	$(319)	$59	$(32)	$(2)	$2,110

	For the three months ended July 31, 2011
(Millions of Canadian dollars)	Balance at beginning of period	Less allowances related to discontinued operations	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$190	$(79)	$8	$(6)	$1	$(8)	$5	$111
Personal	783	(225)	114	(127)	20	(3)	(2)	560
Credit cards	434	(17)	112	(140)	26	–	(1)	414
Small business	78	–	8	(11)	2	–	–	77
	1,485	(321)	242	(284)	49	(11)	2	1,162
Wholesale
Business (1)	1,141	(397)	78	(43)	11	(11)	12	791
Bank (2)	32	–	–	–	–	–	(1)	31
	1,173	(397)	78	(43)	11	(11)	11	822
Total allowance for loan losses	2,658	(718)	320	(327)	60	(22)	13	1,984
Allowance for off-balance sheet and other items (3)	103	(12)	–	–	–	–	–	91
Total allowance for credit losses	$2,761	$(730)	$320	$(327)	$60	$(22)	$13	$2,075
Individually assessed	$298	$(80)	$38	$(12)	$9	$(3)	$3	$253
Collectively assessed	2,463	(650)	282	(315)	51	(19)	10	1,822
Total allowance for credit losses	$2,761	$(730)	$320	$(327)	$60	$(22)	$13	$2,075

78        Royal Bank of Canada        Third Quarter 2012

Note 6 Allowance for credit losses and impaired loans (continued)

	For the nine months ended July 31, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$44	$(20)	$1	$(26)	$29	$140
Personal	557	334	(377)	62	(17)	(18)	541
Credit cards	415	313	(381)	76	–	(1)	422
Small business	75	32	(37)	6	(1)	(2)	73
	1,159	723	(815)	145	(44)	8	1,176
Wholesale
Business (1)	775	216	(226)	31	(30)	(7)	759
Bank (2)	33	–	(32)	–	–	1	2
	808	216	(258)	31	(30)	(6)	761
Total allowance for loan losses	1,967	939	(1,073)	176	(74)	2	1,937
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,058	$939	$(1,073)	$176	$(74)	$2	$2,028
Individually assessed	$252	151	(172)	16	(11)	(4)	$232
Collectively assessed	1,806	788	(901)	160	(63)	6	1,796
Total allowance for credit losses	$2,058	$939	$(1,073)	$176	$(74)	$2	$2,028

	For the nine months ended July 31, 2011
(Millions of Canadian dollars)	Balance at beginning of period	Less allowances related to discontinued operations	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$154	$(63)	$34	$(10)	$1	$(23)	$18	$111
Personal	891	(258)	329	(381)	60	(8)	(73)	560
Credit cards	434	(19)	346	(419)	72	–	–	414
Small business	78	–	29	(35)	5	(1)	1	77
	1,557	(340)	738	(845)	138	(32)	(54)	1,162
Wholesale
Business (1)	1,267	(503)	119	(157)	50	(28)	43	791
Sovereign (4)	9	–	–	(9)	–	–	–	–
Bank (2)	34	–	–	–	–	–	(3)	31
	1,310	(503)	119	(166)	50	(28)	40	822
Total allowance for loan losses	2,867	(843)	857	(1,011)	188	(60)	(14)	1,984
Allowance for off-balance sheet and other items (3)	99	(11)	–	–	–	–	3	91
Total allowance for credit losses	$2,966	$(854)	$857	$(1,011)	$188	$(60)	$(11)	$2,075
Individually assessed	$415	$(130)	$33	$(90)	$38	$(7)	$(6)	$253
Collectively assessed	2,551	(724)	824	(921)	150	(53)	(5)	1,822
Total allowance for credit losses	$2,966	$(854)	$857	$(1,011)	$188	$(60)	$(11)	$2,075

(1)	Includes $4 million of allowance for credit losses related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper (ABCP) conduit programs as at July 31, 2012 (April 30, 2012 – $4 million; October 31, 2011 – $4 million, July 31, 2011 – $4 million).
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(3)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public-sector entities and multilateral development banks.

Loans past due but not impaired

	As at
	July 31, 2012				April 30, 2012
(Millions of Canadian dollars)	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,990	$1,239	$385	$4,614	$2,758	$1,220	$431	$4,409
Wholesale	446	199	–	645	494	209	–	703
Total	$3,436	$1,438	$385	$5,259	$3,252	$1,429	$431	$5,112

	As at
	October 31, 2011				July 31, 2011
(Millions of Canadian dollars)	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$3,180	$1,416	$525	$5,121	$3,112	$1,392	$570	$5,074
Wholesale	417	241	–	658	483	293	–	776
Total	$3,597	$1,657	$525	$5,779	$3,595	$1,685	$570	$5,850

Royal Bank of Canada        Third Quarter 2012        79

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Wholesale
Business (2)	$821	$971	$907	$861
Sovereign (3)	–	–	–	–
Bank (4)	2	33	33	32
Total	$823	$1,004	$940	$893

(1)	Average balance of gross individually assessed impaired loans for the period was $918 million (April 30, 2012 – $949 million; October 31, 2011 – $917 million; July 31, 2011 – $911 million).
(2)	Includes gross and net balances of individually assessed impaired loans of $51 million (April 30, 2012 – $51 million; October 31, 2011 – $53 million; July 31, 2011 – $51 million) and $47 million (April 30, 2012 – $47 million; October 31, 2011 – $49 million; July 31, 2011 – $47 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs.
(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 7 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at July 31, 2012				As at April 30, 2012
	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges		Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative instruments	$952	$1,926	$192	$100,187	$792	$1,960	$49	$85,062
Liabilities
Derivative instruments	767	337	26	107,689	716	312	85	90,991
Non-derivative instruments	–	–	16,835	–	–	–	16,989	–

	As at October 31, 2011				As at July 31, 2011
	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges		Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative instruments	$1,089	$2,271	$85	$96,205	$876	$1,512	$188	$82,607
Liabilities
Derivative instruments	1,072	370	125	98,955	1,052	35	70	86,341
Non-derivative instruments	–	–	17,211	–	–	–	16,457	–

(1)	Derivative liabilities include stable value contracts for $307 million of BOLI policies (April 30, 2012- $319 million; October 31, 2011 – $283 million; July 31, 2011 – $238 million) and a nominal amount of 401(k) plans (April 30, 2012 – a nominal amount; October 31, 2011 – $1 million; July 31, 2011 – $nil).

80        Royal Bank of Canada        Third Quarter 2012

Note 7 Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net Income and Other Comprehensive Income

	For the three months ended
	July 31, 2012					April 30, 2012					July 31, 2011
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(222)	$	n.a.	$	n.a.	$(364)	$	n.a.	$	n.a.	$425	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	231		n.a.		n.a.	347		n.a.		n.a.	(417)		n.a.		n.a.
Ineffective portion	9		n.a.		n.a.	(17)		n.a.		n.a.	8		n.a.		n.a.
Cash flow hedges
Ineffective portion	–		n.a.		n.a.	(7)		n.a.		n.a.	(2)		n.a.		n.a.
Effective portion	n.a.		n.a.		49	n.a.		n.a.		(64)	n.a.		n.a.		98
Reclassified to income during the period (1)	n.a.		(12)		n.a.	n.a.		(11)		n.a.	n.a.		(54)		n.a.
Net investment hedges
Ineffective portion	–		n.a.		n.a.	–		n.a.		n.a.	–		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		244	n.a.		n.a.		(326)	n.a.		n.a.		141
(Losses) gains from hedges	n.a.		n.a.		(124)	n.a.		n.a.		216	n.a.		n.a.		(63)
	$9		$(12)		$169	$(24)		$(11)		$(174)	$6		$(54)		$176

	For the nine months ended
	July 31, 2012					July 31, 2011
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) on hedging instruments	$(451)	$	n.a.	$	n.a.	$(231)	$	n.a.	$	n.a.
Gains on hedged items attributable to the hedged risk	456		n.a.		n.a.	227		n.a.		n.a.
Ineffective portion	5		n.a.		n.a.	(4)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(4)		n.a.		n.a.	6		n.a.		n.a.
Effective portion	n.a.		n.a.		52	n.a.		n.a.		156
Reclassified to income during the period (1)	n.a.		(50)		n.a.	n.a.		(115)		n.a.
Net investment hedges
Ineffective portion	–		n.a.		n.a.	4		n.a.		n.a.
Foreign currency losses	n.a.		n.a.		(31)	n.a.		n.a.		(1,757)
Gains from hedges	n.a.		n.a.		89	n.a.		n.a.		1,364
	$1		$(50)		$110	$6		$(115)		$(237)

(1)	After-tax losses of $9 million and $36 million were reclassified from Other components of equity to income for the three and nine months ended July 31, 2012, respectively (three months ended April 30, 2012 – $8 million; three months ended July 31, 2011 – $41 million; nine months ended July 31, 2011 – $85 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	July 31, 2012				April 30, 2012
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets (1)	$17,300	$32,247	$53,710	$103,257	$15,320	$27,768	$44,775	$87,863
Derivative liabilities (2)	18,801	38,335	51,683	108,819	16,164	32,761	43,179	92,104

	October 31, 2011				July 31, 2011
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets (1)	$20,711	$34,035	$44,904	$99,650	$18,586	$33,744	$32,853	$85,183
Derivative liabilities (2)	20,943	35,899	43,680	100,522	20,418	34,768	32,312	87,498

(1)	Includes market and credit valuation adjustments that are determined on a pooled basis.
(2)	Includes stable value contracts for $307 million of BOLI policies (April 30, 2012 – $319 million; October 31, 2011 – $283 million; July 31, 2011 – $238 million) and a nominal amount of 401(k) plans (April 30, 2012 – a nominal amount; October 31, 2011 – $1 million; July 31, 2011 – $nil).

Royal Bank of Canada        Third Quarter 2012        81

Note 8 Significant acquisitions and dispositions

Acquisitions

International Banking

On July 27, 2012, we completed the acquisition of the 50% interest that we did not already own in RBC Dexia Investor Services Limited (RBC Dexia) for cash consideration of €837.5 million ($1 billion) and renamed the entity RBC Investor Services (RBCIS). The acquisition of the remaining interest in RBC Dexia allows us to increase stable earnings from global custody services that are well positioned for growth.

When we announced the definitive agreement to purchase the additional 50% interest of RBC Dexia, the agreed purchase price for the additional 50% was below the carrying value of our existing 50% interest. We believed this to be an indicator that our existing investment in RBC Dexia may be impaired. We completed an impairment test in accordance with IAS 36 in April 2012 on our Investor Services CGU which was primarily comprised of our direct investment in RBC Dexia. In determining the CGU’s recoverable amount, we determined value in use using a discounted cash flow approach that specifically considered the impact of the pending transaction; we considered the purchase price to be evidence of fair value in our estimate of fair value less costs to sell. Based on this analysis, fair value less costs to sell was determined to be higher than value in use, and was therefore determined to represent the CGU’s recoverable amount. As a result, in the second and third quarters, we recognized impairment losses on the CGU of $161 million and $7 million respectively ($161 million and $7 million after tax) in Impairment of goodwill and other intangibles. The second quarter loss was comprised of writedowns of $142 million of goodwill and $19 million of other intangibles and the third quarter loss was comprised of a writedown of other intangibles. We incurred impairment losses in the current quarter as we continued to writedown the carrying value of our Investor Services CGU to its recoverable amount between the announcement date and the closing date, representing recognition of our proportionate share of RBC Dexia’s results.

In conjunction with the purchase agreement, RBC Dexia sold AFS fixed income securities issued by Dexia Group (our joint venture partner) with a fair value of €1.4 billion ($1.9 billion) to the Dexia Group and acquired an approximately equivalent amount of U.S. dollar-denominated securities primarily issued by large global financial institutions. The sale of the Dexia Group securities and subsequent trading losses on the securities purchased resulted in $52 million in losses (after tax) to RBC Dexia. Our proportionate share of the total loss of $36 million ($26 million after tax) was recognized in the second quarter of 2012

In accordance with IFRS 3, for a business combination achieved in stages (step acquisition), upon closing, there is a deemed disposition of our existing investment at fair value and then recognition of the entire investment at its acquisition-date fair value. The difference between the carrying value and fair value of our existing interest at the closing date is recognized in earnings. No gain or loss was recognized on the deemed disposition as we had previously written down our investment to its fair value. We then recognized the entire investment in RBCIS at its acquisition date fair value of $2.1 billion, represented by the cash consideration paid to the Dexia Group of $1 billion and the fair value of our previously held 50% interest of $1 billion. Our preliminary purchase price allocation includes assigning $28.9 billion to assets, including $304 million of other intangible assets, and $26.8 billion to liabilities on the acquisition date.

As part of the acquisition, we also incurred costs of $5 million ($4 million after tax) recorded in Non-interest expense. The following table presents the estimated fair values of the assets acquired and liabilities assumed as at the date of the acquisition.

(Millions of Canadian dollars, except as otherwise noted)
Percentage of shares acquired	50%
Cash consideration transferred to acquire the 50% interest	€837.5 million
Fair value of previously held 50% interest	€837.5 million
Fair value of 100% interest	€1,675 million
Fair value of 100% interest in Canadian dollars	$ 2,084
Fair value of identifiable assets acquired (100% interest)
Cash and deposits with banks	9,086
Securities	5,177
Assets purchased under reverse repurchase agreements and securities borrowed	11,913
Loans	1,455
Other assets (1)	1,288
Fair value of liabilities assumed (100% interest)
Deposits	(25,629)
Other liabilities	(1,206)
Fair value of identifiable net assets acquired (100% interest)	$ 2,084
(1)	Other assets include $304 million of customer lists and relationships which are amortized on a straight-line basis over an estimated average useful life of 15 years.

Had the acquisition of full control been effective on November 1, 2011, our consolidated revenues and net income for the nine months ended July 31, 2012 would have increased by $428 million and $7 million, respectively, including losses on the sale of Dexia Group securities described above.

All results of operations and the impairment losses discussed above are included in our International Banking segment.

82        Royal Bank of Canada        Third Quarter 2012

Note 8 Significant acquisitions and dispositions (continued)

Wealth Management

On December 17, 2010, we completed the acquisition of BlueBay Asset Management plc (BlueBay), a London based publicly-traded asset management company specializing in fixed income investing with approximately $39.1 billion of assets under management on the date of acquisition. Details of the final purchase price allocation are in the following table. We report the results of BlueBay in our Wealth Management segment on a one-month lag basis.

(Millions of Canadian dollars, except as otherwise noted)
Percentage of shares acquired	100%
Purchase consideration in the currency of the transaction	Total cash payment of £ 955 million
Purchase consideration in Canadian dollar equivalent	$1,503
Fair value of identifiable assets acquired (1)	$689
Fair value of liabilities assumed (2)	(286)
Fair value of identifiable net assets acquired	$403
Goodwill	1,100
Total purchase consideration	$1,503
(1)	Identifiable assets acquired include $280 million of customer lists and relationships which are amortized on a straight-line basis over an estimated average useful life of 12 years.
(2)	Includes deferred tax liabilities of $79 million related to the intangible assets acquired.

On May 31, 2012, we completed the acquisition of the Latin American, Caribbean and African private banking business of Coutts, the wealth division of Royal Bank of Scotland Group with client assets of approximately US$2 billion, for an estimated purchase price of $38 million. The purchase price will be adjusted based on the actual net client assets transferred over the 12 month period subsequent to close.

Dispositions

International Banking

On March 2, 2012, we completed the sale of our U.S. regional retail banking operations to the PNC Financial Services Group, Inc. (PNC). An estimated loss on sale of $304 million after taxes was recorded in Net loss from discontinued operations in our 2011 Consolidated Statement of Income. A reduction to loss on sale of $7 million after taxes was recorded in the first quarter of 2012. Upon closing of the sale, we revised our loss on sale to $294 million after tax. The difference of $3 million was recorded as a reduction to Net loss from discontinued operations in the second quarter of 2012.

We also had previously classified certain of our U.S. regional banking assets as discontinued operations because we committed to selling them within a year. Certain of these assets which have not been sold within the year have been reclassified this quarter to continuing operations in our Corporate Support segment. The assets are not material to our International Banking or Corporate Support segments.

The results of the operations sold to PNC and the assets we have committed to sell were reflected as discontinued operations on our Consolidated Balance Sheets beginning in the third quarter of 2011 and our Consolidated Statements of Income for all relevant periods. Selected financial information for these operations is set out in the tables below.

Insurance

On April 29, 2011, we completed the sale of Liberty Life, our U.S. life insurance business, to Athene Holding Ltd. The loss on sale after taxes was $104 million. The results of operations of Liberty Life sold to Athene Holding Ltd. have been presented in our Condensed Consolidated Financial Statements as discontinued operations for all periods presented. Select financial information is set out in the tables below.

Discontinued operations – Balance Sheets

	Total discontinued operations (1)
	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Total Assets (2)
Securities	$–	$–	$5,253	$6,198
Loans	–	77	16,593	16,186
Other (3)	–	200	5,306	3,710
	$–	$277	$27,152	$26,094
Total Liabilities
Deposits	$–	$–	$18,470	$17,650
Insurance claims and policy benefit liabilities	–	–	–	–
Other	–	34	1,606	1,664
	$–	$34	$20,076	$19,314

(1)	Total assets and liabilities of Liberty Life were $nil for all periods presented.
(2)	Total other U.S. regional banking assets classified as discontinued operations are $nil (April 30, 2012 – $277 million; October 31, 2011 – $331 million; July 31, 2011 – $383 million).
(3)	Includes deferred tax assets classified as discontinued operations of $nil (April 30, 2012 – $34 million; October 31, 2011 – $1,029 million; July 31, 2011 – $821 million).

Royal Bank of Canada        Third Quarter 2012        83

Discontinued operations – Statements of Income

	Total discontinued operations
	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income	$–	$46	$161	$200	$523
Non-interest income	–	10	3	68	338
Total Revenue	–	56	164	268	861
Provision for credit losses	–	34	92	117	311
Insurance policyholder benefits, claims and actuarial expenses	–	–	–	–	240
Non-interest expense	–	73	206	258	635
Net (loss) income before income taxes	–	(51)	(134)	(107)	(325)
Net (loss) income	–	(33)	(82)	(61)	(190)
Gain (loss) on sale	–	3	(307)	10	(298)
Net (loss) gain from discontinued operations
U.S. regional retail banking operations sold to PNC	–	(25)	(373)	(36)	(463)
Other U.S. regional banking assets	–	(5)	(18)	(15)	(55)
Liberty Life sold to Athene Holding Ltd.	–	–	2	–	30
Total	$–	$(30)	$(389)	$(51)	$(488)

Discontinued operations – Statements of Cash Flows

	Total discontinued operations (1)
	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net cash (used in) from operating activities	$–	$(6,057)	$683	$–	$1,063
Net cash from (used in) investing activities	–	3,150	(49)	–	(606)
Net cash (used in) from financing activities	–	(11)	107	–	27
Effect of exchange rate changes on cash and due from banks	–	(33)	–	–	(45)
Net change in cash and due from banks	–	(2,951)	741	–	439
Cash and due from banks at beginning of period	–	2,955	588	–	890
Cash and due from banks at end of period	$–	$4	$1,329	$–	$1,329

(1)	Net change in cash and due from banks of Liberty Life for the three months ended April 30, 2012 and July 31, 2011 were $nil (nine months ended July 31, 2011 – $(2) million).

84        Royal Bank of Canada        Third Quarter 2012

Note 9 Goodwill and other intangibles

Impairment of goodwill and other intangibles

During the previous quarter ended April 30, 2012, we entered into an agreement to purchase the remaining 50% interest in RBC Dexia. This event caused us to review our Investor Services CGU for impairment. The results of our review indicated that the CGU was impaired, and resulted in an impairment loss of $142 million on goodwill and $19 million on other intangibles in the second quarter and an additional loss on other intangibles of $7 million in the current quarter. See Note 8.

Goodwill

The following table presents changes in the carrying amount of goodwill by CGU for the year ended October 31, 2011 and the three months ended April 30, 2012 and July 31, 2012.

(Millions of Canadian dollars)	Canadian Financial Services	Canadian Wealth Management	Global Asset Management	US Wealth Management	International Wealth Management	Insurance	Caribbean Banking	Investor Services	Capital Markets	Total
Balance at November 1, 2010	$1,931	$545	$765	$528	$119	$126	$1,492	$146	$901	$6,553
Goodwill acquired during the year	11	–	1,099	–	–	–	–	–	2	1,112
Foreign exchange translations	–	(3)	17	(12)	(1)	(8)	(41)	(2)	(16)	(66)
Other changes	11	–	–	–	–	–	–	–	–	11
Balance at October 31, 2011	$1,953	$542	$1,881	$516	$118	$118	$1,451	$144	$887	$7,610
Foreign exchange translations	–	–	(14)	3	(2)	–	8	(2)	4	(3)
Other changes	(1)	1	–	–	1	–	–	–	–	1
Balance at January 31, 2012	$1,952	$543	$1,867	$519	$117	$118	$1,459	$142	$891	$7,608
Impairment losses	–	–	–	–	–	–	–	(142)	–	(142)
Foreign exchange translations	–	(2)	14	(8)	2	–	(22)	–	(10)	(26)
Balance at April 30, 2012	$1,952	$541	$1,881	$511	$119	$118	$1,437	$–	$881	$7,440
Goodwill acquired during the period	–	–	–	–	10	–	–	–	–	10
Foreign exchange translations	–	2	(19)	8	(3)	–	18	–	10	16
Balance at July 31, 2012	$1,952	$543	$1,862	$519	$126	$118	$1,455	$–	$891	$7,466

In our most recent annual impairment test performed as at August 1, 2011 and our goodwill impairment test performed on transition to IFRS as at November 1, 2010, the recoverable amount of a CGU was based on a value in use calculation using the discounted cash flow (DCF) method. The DCF method uses projections of earnings available to shareholders, which are discounted to their present value. Earnings available to shareholders are based on financial plans agreed to by management for a five-year period, estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Earnings projections beyond the initial five-year period are assumed to increase at a constant rate using a nominal long-term growth rate. Terminal growth rates are based on the current market assessment of gross domestic product and inflation for the countries within which the CGU operates. The terminal growth rates used in our annual impairment test as at August 1, 2011 ranged from 3.0% to 4.0% (November 1, 2010 – 3.0% to 4.0%).

The discount rate used is based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. CGU-specific risks include: country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation). The discount rates used in our annual impairment test as at August 1, 2011 ranged from 9.0% to 11.5% (November 1, 2010 – 9.5% to 11.5%).

Other intangible assets

The following table presents the carrying amount of our other intangible assets:

	As at
	July 31 2012			April 30 2012	October 31 2011	July 31 2011
(Millions of Canadian dollars)	Gross carrying amount	Accumulated amortization	Net carrying amount	Net carrying amount	Net carrying amount	Net carrying amount
Internally generated software	$2,887	$(1,511)	$1,376	$1,149	$1,050	$976
Other software	1,036	(800)	236	160	165	168
Core deposit intangibles	150	(85)	65	70	82	83
Customer list and relationships (1)	1,358	(386)	972	753	818	736
	$5,431	$(2,782)	$2,649	$2,132	$2,115	$1,963

(1)	Accumulated amortization as at July 31, 2012 includes an impairment charge of $26 million recorded during the year. See Note 8.

Royal Bank of Canada        Third Quarter 2012        85

Note 10 Other assets

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Cash collateral and margin deposits	$19,710	$15,910	$10,093	$8,965
Receivable from brokers, dealers and clients	3,075	4,577	3,935	3,117
Accounts receivable and prepaids	3,771	3,286	3,172	3,249
Insurance-related assets	2,099	1,956	1,821	2,227
Deferred income tax asset	1,648	1,582	1,894	1,753
Accrued interest receivable	1,301	1,350	1,434	1,461
Taxes receivable	1,066	1,422	675	793
Precious metals	1,020	658	753	764
Other	2,622	2,431	4,190	3,243
	$36,312	$33,172	$27,967	$25,572

Note 11 Deposits

The following table details our deposit liabilities.

	As at
	July 31, 2012				April 30, 2012
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$101,758	$13,497	$61,443	$176,698	$99,634	$13,364	$60,353	$173,351
Business and government	125,984	1,335	180,942	308,261	111,179	1,452	190,316	302,947
Bank	4,305	7	13,533	17,845	4,536	17	15,024	19,577
	$232,047	$14,839	$255,918	$502,804	$215,349	$14,833	$265,693	$495,875
Non-interest-bearing (4)
Canada (5)	$56,110	$48	$–	$56,158	$55,300	$144	$–	$55,444
United States	1,198	4	–	1,202	820	21	–	841
Europe (5)(6)	3,021	1	–	3,022	2,124	2	–	2,126
Other International	3,311	351	–	3,662	3,056	272	–	3,328
Interest-bearing (4)
Canada (5)	133,043	10,666	202,261	345,970	127,114	10,520	213,784	351,418
United States	3,630	588	34,746	38,964	3,451	775	31,818	36,044
Europe (5)(6)	27,944	43	10,853	38,840	18,829	42	10,999	29,870
Other International	3,790	3,138	8,058	14,986	4,655	3,057	9,092	16,804
	$232,047	$14,839	$255,918	$502,804	$215,349	$14,833	$265,693	$495,875

	As at
	October 31, 2011				July 31, 2011
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$96,233	$11,938	$57,859	$166,030	$91,429	$11,249	$57,987	$160,665
Business and government	109,454	1,709	186,348	297,511	106,388	1,713	185,765	293,866
Bank	4,139	17	11,405	15,561	3,536	19	15,681	19,236
	$209,826	$13,664	$255,612	$479,102	$201,353	$12,981	$259,433	$473,767
Non-interest-bearing (4)
Canada (5)	$50,876	$86	$–	$50,962	$49,346	$52	$–	$49,398
United States	1,160	6	–	1,166	1,314	31	–	1,345
Europe (5)(6)	2,365	2	–	2,367	1,976	2	–	1,978
Other International	2,767	266	–	3,033	2,747	271	–	3,018
Interest-bearing (4)
Canada (5)	125,887	9,325	199,402	334,614	120,817	8,772	191,734	321,323
United States	3,196	960	34,778	38,934	2,634	920	41,903	45,457
Europe (5)(6)	19,159	35	12,913	32,107	18,556	35	16,682	35,273
Other International	4,416	2,984	8,519	15,919	3,963	2,898	9,114	15,975
	$209,826	$13,664	$255,612	$479,102	$201,353	$12,981	$259,433	$473,767

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at July 31, 2012, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $106 billion (April 30, 2012 – $108 billion, October 31, 2011 –$104 billion, July 31, 2011 – $101 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the related revenues and expenses are recognized.
(5)	Comparative amounts presented have been revised from those previously reported.
(6)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

86        Royal Bank of Canada        Third Quarter 2012

Note 11 Deposits (continued)

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	July 31, 2012	April 30, 2012	October 31, 2011	July 31, 2011
Within 1 year:
less than 3 months	$56,561	$72,291	$61,108	$72,615
3 to 6 months	22,937	17,840	27,982	15,766
6 to 12 months	39,167	38,344	26,552	33,837
1 to 2 years	50,071	51,996	50,403	49,429
2 to 3 years	24,717	24,478	28,605	30,286
3 to 4 years	28,238	23,855	21,300	18,498
4 to 5 years	14,652	18,908	21,198	21,106
Over 5 years	19,575	17,981	18,464	17,896
	$255,918	$265,693	$255,612	$259,433
Aggregate amount of term deposits in denominations of $100,000 or more	$223,000	$230,000	$221,000	$224,000

Note 12 Other liabilities

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Cash collateral	$12,779	$10,010	$10,589	$10,353
Payroll and related compensation	4,200	3,894	4,266	3,943
Accounts payable and accrued expenses	4,186	4,013	3,954	2,796
Payable to brokers, dealers and clients	3,260	3,103	3,209	3,842
Negotiable instruments	2,376	2,386	2,355	1,938
Accrued interest payable	1,588	1,789	2,019	1,772
Deferred income	1,574	1,558	1,512	1,497
Taxes payable	1,111	1,269	1,331	1,278
Precious metals certificates	900	910	1,125	1,022
Dividends payable	888	887	841	840
Insurance related liabilities	540	514	556	527
Deferred income taxes	282	249	265	217
Other	7,078	6,504	7,219	7,736
	$40,762	$37,086	$39,241	$37,761

Royal Bank of Canada        Third Quarter 2012        87

Note 13 Employee Benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. During the prior quarter, we increased our 2012 expected contributions for our pension plans and in the nine months ended July 31, 2012, we contributed approximately $850 million to these pension plans. Expenses for these benefit plans are presented in the following table:

Pension and other post-employment benefit expense
	For the three months ended
	Pension plans (1)			Other post-employment plans (1)
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	April 30 2012	July 31 2011
Service cost	$57	$54	$50	$8	$8	$4
Interest cost	103	103	105	19	19	18
Expected return on plan assets	(121)	(121)	(125)	–	–	–
Amortization of net actuarial loss	–	–	–	1	–	–
Plan curtailment	–	–	–	–	(5)	–
Defined benefit pension expense	39	36	30	28	22	22
Defined contribution pension expense	15	23	20	–	–	–
	$54	$59	$50	$28	$22	$22

	For the nine months ended
	Pension plans (1)		Other post- employment plans (1)
(Millions of Canadian dollars)	July 31 2012	July 31 2011	July 31 2012	July 31 2011
Service cost	$167	$153	$20	$18
Interest cost	310	314	57	55
Expected return on plan assets	(364)	(366)	–	–
Amortization of net actuarial loss	–	–	1	–
Plan curtailment	–	–	(5)	–
Defined benefit pension expense	113	101	73	73
Defined contribution pension expense	66	65	–	–
	$179	$166	$73	$73

(1)	Cumulative actuarial gains and losses for these plans as at November 1, 2010 were recognized in Retained Earnings on transition to IFRS.

Note 14 Significant capital and funding transactions

On April 30, 2012 RBC redeemed all $1 billion outstanding 4.58% Trust Subordinated Notes – Series A due April 30, 2017 for 100% of their principal amount plus accrued interest to the redemption date.

The following table shows the common shares issued during the stated periods:

Common shares issued
	For the three months ended
	July 31 2012		April 30 2012		July 31 2011
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Business acquisition related (1)	–	$–	–	$–	6,412	$317
Dividend reinvestment plan (2)	1,270	66	1,153	62	893	54
Stock options exercised (3)	188	7	832	31	622	20
Employee savings and share ownership plans (4)	–	–	–	–	–	–
	1,458	$73	1,985	$93	7,927	$391

	For the nine months ended
	July 31 2012		July 31 2011
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Business acquisition related (1)	–	$–	6,412	$317
Dividend reinvestment plan (2)	3,752	187	1,820	106
Stock options exercised (3)	2,172	82	2,465	77
Employee savings and share ownership plans (4)	–	–	1,138	63
	5,924	$269	11,835	$563

(1)	Represents shares issued to the exchangeable shareholders of Phillips, Hager & North Investment Management Ltd. (PH&N).
(2)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended July 31, 2012, April 30, 2012, January 31, 2012, July 31, 2011 and April 30, 2011 our DRIP’s requirements were satisfied through treasury share issuances. During the three months ended January 31, 2011 our DRIP’s requirement was satisfied through open market purchases.
(3)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(4)	During the three months ended July 31, 2012, April 30, 2012, January 31, 2012 and July 31, 2011 we funded our employee savings and share ownership plans through open market share purchases. During the three months ended April 30, 2011 and January 31, 2011 we funded our employees saving and share ownership plans through treasury share issuances.

88        Royal Bank of Canada        Third Quarter 2012

Note 15 Revenue from trading and selected non-trading financial instruments

Total trading revenue arising on financial instruments classified and designated as at FVTPL includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities.

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income	$365	$412	$391	$1,165	$991
Non-interest income (loss)	295	349	(132)	1,040	874
Total	$660	$761	$259	$2,205	$1,865
By product line
Interest rate and credit	$436	$495	$114	$1,467	$1,252
Equities	133	180	64	423	356
Foreign exchange and commodities	91	86	81	315	257
Total	$660	$761	$259	$2,205	$1,865

Financial instruments classified as at fair value through profit or loss

A net gain (loss) of $97 million, representing the net increase (decrease) in fair value of our financial assets and financial liabilities classified as at FVTPL, was recorded in Non-interest income, Trading revenue and Other for the three months ended July 31, 2012 (April 30, 2012 – $236 million; July 31, 2011 – $(384) million). For the nine months ended July 31, 2012, the net gain related to the changes in the fair value of our financial assets and financial liabilities classified as at FVTPL was $833 million (July 31, 2011 – $511 million).

Financial instruments designated as at fair value through profit or loss

A net gain (loss) of $438 million, representing the net increase (decrease) in fair value of our financial assets and financial liabilities designated as at FVTPL, was recorded in Non-interest income, Trading revenue and Other for the three months ended July 31, 2012 (April 30, 2012 – $(107) million; July 31, 2011 – $459 million). For the nine months ended July 31, 2012, the net gain related to changes in the fair value of financial assets and financial liabilities designated as at FVTPL was $548 million (July 31, 2011 – $348 million).

Other categories of financial instruments

The following were recognized in income during the year:

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net (losses) arising from financial instruments measured at amortized cost	$–	$–	$–	$(2)	$–
Net interest income calculated using the effective interest method, excluding interest on financial instruments classified or designated as at FVTPL	2,924	2,619	2,498	8,158	7,409
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities	1,003	867	887	2,774	2,629
Net fee income arising from trust and other fiduciary activities	1,714	1,699	1,737	4,990	5,191
Total	$5,641	$5,185	$5,122	$15,920	$15,229

Note 16 Income taxes

Recoverability of deferred tax asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is probable that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards. Overall, we believe that, based on all available evidence, it is probable that the consolidated deferred income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Income taxes on components of other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income and changes in equity is presented in the following table:

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	$34	$(13)	$3	$36	$(58)
Reclassification of (gains) losses on available-for-sale securities to income	(3)	9	20	(1)	41
Net foreign currency translation (losses) gains, net of hedging activities	(31)	72	(29)	54	529
Net unrealized gains (losses) on derivatives designated as cash flow hedges	18	(23)	42	18	63
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	3	3	13	14	30
Total income taxes	$21	$48	$49	$121	$605

Royal Bank of Canada        Third Quarter 2012        89

Note 17 Earnings per share

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except per share amounts and number of shares)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Basic earnings (loss) per share
Net Income	$2,240	$1,533	$1,294	$5,628	$4,873
Net loss from discontinued operations	–	(30)	(389)	(51)	(488)
Net income from continuing operations	2,240	1,563	1,683	5,679	5,361
Preferred share dividends	(64)	(65)	(64)	(193)	(193)
Net income attributable to non-controlling interest	(24)	(25)	(25)	(74)	(76)
Net income available to common shareholders from continuing operations	2,152	1,473	1,594	5,412	5,092
Weighted average number of common shares (in thousands)	1,443,457	1,441,761	1,435,131	1,441,488	1,428,599
Basic earnings (loss) per share
Continuing operations (in dollars)	$1.49	$1.02	$1.11	$3.75	$3.56
Discontinued operations (in dollars)	–	(.02)	(.27)	(.03)	(.34)
Total	$1.49	$1.00	$0.84	$3.72	$3.22
Diluted earnings (loss) per share
Net income available to common shareholders from continuing operations	$2,152	$1,473	$1,594	$5,412	$5,092
Dilutive impact of exchangeable shares	14	13	20	40	65
Net income from continuing operations available to common shareholders including dilutive impact of exchangeable shares	2,166	1,486	1,614	5,452	5,157
Net loss from discontinued operations available to common shareholders	–	(30)	(389)	(51)	(488)
Weighted average number of common shares (in thousands)	1,443,457	1,441,761	1,435,131	1,441,488	1,428,599
Stock options (1)	1,352	2,165	2,936	1,631	3,455
Issuable under other stock-based compensation plans	405	407	1,009	447	1,132
Exchangeable shares (2)	24,299	22,730	35,185	24,398	40,319
Average number of diluted common shares (in thousands)	1,469,513	1,467,063	1,474,261	1,467,964	1,473,505
Diluted earnings per share
Continuing operations (in dollars)	$1.47	$1.01	$1.10	$3.71	$3.50
Discontinued operations (in dollars)	–	(.02)	(.27)	(.03)	(.33)
Total	$1.47	$0.99	$0.83	$3.68	$3.17

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the calculations of diluted earnings per share: for the three months ended July 31, 2012 – 7,531,601 average outstanding options with an exercise price of $53.97; for the three months ended April 30, 2012 – 41,124 average outstanding options with an exercise price of $57.90 and for the three months ended July 31, 2011 – 41,124 average options outstanding with an average price of $57.90. The following amounts were excluded from the nine month period calculations of diluted earnings per share: for the nine months ended July 31, 2012 – 7,583,306 average options outstanding with an average exercise price of $53.97 and for the nine months ended July 31, 2011 – 41,124 average options outstanding with an average exercise price of $57.90.
(2)	Included in exchangeable shares are preferred shares, trust capital securities and exchangeable shares issued on the acquisition of PH&N in 2008. The PH&N exchangeable shares were replaced with 6.4 million RBC common shares on May 2, 2011, the third anniversary of the closing date of the acquisition.

Note 18 Guarantees and commitments

Guarantees

The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. As the carrying value of the guarantees is not indicative of the maximum potential amount of future payments, we continue to consider guarantees as off-balance sheet credit instruments. The table below summarizes significant guarantees we have provided to third parties.

	As at
	July 31, 2012		April 30, 2012		October 31, 2011		July 31, 2011
(Millions of Canadian dollars)	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1)	$9,231	$916	$8,697	$769	$9,363	$316	$9,284	$214
Backstop liquidity facilities (2), (3)	29,108	261	27,854	227	23,496	171	21,826	165
Stable value products (4)	18,084	307	18,169	319	18,438	284	17,725	238
Financial standby letters of credit and performance guarantees (3)	18,946	163	17,973	188	16,794	184	17,176	162
Credit enhancements (3)	3,607	75	3,561	76	3,330	68	3,124	67
Securities lending indemnifications (5)	54,626	–	55,709	–	52,607	–	51,495	–

(1)	The carrying amount is included in Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	In prior years, certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at July 31, 2012, these loans totalled $1.4 billion (April 30, 2012 – $1.4 billion; October 31, 2011 – $1.4 billion; July 31, 2011 – $1.4 billion) before the allowance for loan losses of $4 million (April 30, 2012 – $4 million; October 31, 2011 – $4 million; July 31, 2011– $4 million) and are included in Wholesale loans – Business on our Consolidated Balance Sheets.

90        Royal Bank of Canada        Third Quarter 2012

Note 18 Guarantees and commitments (continued)

(3)	The carrying amounts are included in Other liabilities on our Consolidated Balance Sheets.
(4)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $7.9 billion for BOLI policies (April 30, 2012 – $7.8 billion; October 31, 2011 – $7.8 billion; July 31, 2011 – $7.4 billion) and $10.2 billion (April 30, 2012 – $10.4 billion; October 31, 2011 – $10.7 billion; July 31, 2011 – $10.3 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. In connection with the BOLI stable value contract, we recorded unrealized gains of approximately $18 million during the three months ended July 31, 2012, and unrealized losses of $20 million for the nine months ended July 31, 2012 (three months ended April 30, 2012 – gains of $3 million; three months ended July 31, 2011 – losses of $66 million; nine months ended July 31, 2011 – gains of $79 million).
(5)	For Securities lending indemnifications prior to July 31, 2012 we were exposed to 50% of this amount through our former joint venture, RBC Dexia.

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the three months ended July 31, 2012, we had on average $3.0 billion (April 30, 2012 – $3.4 billion; July 31, 2011 – $3.7 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the nine months ended July 31, 2012, we had on average $3.3 billion (July 31, 2011 – $3.4 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on July 31, 2012, April 30, 2012, October 31, 2011, and July 31, 2011.

Details of assets pledged against liabilities are shown in the following tables:

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Cash and due from banks	$1,342	$1,412	$865	$485
Interest-bearing deposits with banks	305	423	6,340	5,400
Loans	16,590	15,394	18,642	17,289
Securities (1)	40,059	42,177	42,502	51,363
Assets purchased under reverse repurchase agreements	66,320	73,278	52,032	44,770
Other assets	20,234	15,685	88	54
	$144,850	$148,369	$120,469	$119,361

	As at
(Millions of Canadian dollars)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Assets pledged to:
Foreign governments and central banks	$2,672	$2,770	$2,376	$2,625
Clearing systems, payment systems and depositories (1)	3,587	3,960	1,839	2,363
Assets pledged in relation to:
Securities borrowing and lending	55,937	57,411	39,941	34,183
Obligations related to securities sold under repurchase agreements	43,568	50,155	44,545	50,824
Derivative transactions	21,709	17,617	16,620	15,600
Credit card securitization	6,139	4,923	3,930	3,063
Covered bonds	10,451	10,471	10,513	10,337
Other	787	1,062	705	366
	$144,850	$148,369	$120,469	$119,361

(1)	Comparative amounts presented have been revised from those previously reported.

The pledged assets presented in the above table include both on- and off-balance sheet items.

Collateral

In the ordinary course of business, we enter into collateral agreements with terms and conditions that are usual and customary to our regular lending and borrowing activities recorded on our Consolidated Balance Sheets. Examples of our general terms and conditions on collateral assets that we may sell, pledge or re-pledge are listed in the pledged assets section above.

Royal Bank of Canada        Third Quarter 2012        91

As at July 31, 2012, the approximate fair value of collateral accepted that may be sold or re-pledged by us was $169.8 billion (April 30, 2012 – $168.6 billion; October 31, 2011 – $137.3 billion; July 31, 2011 – $130.6 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowing and loans, and derivative transactions. Of this amount, $83.6 billion has been sold or re-pledged (April 30, 2012 – $80.8 billion; October 31, 2011 – $64.4 billion; July 31, 2011 – $52 billion), generally as collateral under repurchase agreements or to cover short sales.

Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of claims and investigations in various jurisdictions. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. The following is a description of our significant legal proceedings. We are vigorously defending ourselves in each of these matters.

LIBOR Inquiries and Litigation

Various regulators and competition and enforcement authorities around the world including in Canada, the UK, and the U.S., are conducting investigations related to certain past submissions made by panel banks in connection with the setting of the U.S. dollar London interbank offered rate (LIBOR). As Royal Bank of Canada is a member of certain LIBOR panels including the U.S. dollar LIBOR panel, we have been the subject of regulatory demands for information and are cooperating with those investigations. In addition, Royal Bank of Canada and other U.S dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of LIBOR, including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The complaints in those actions assert claims against us and other panel banks under various U.S. laws including U.S. antitrust laws, the U.S Commodities Exchange Act, and state law. Based on the facts currently known, it is not possible at this time for us to predict the resolution of these regulatory investigations or private lawsuits, including the timing and potential impact on Royal Bank of Canada.

CFTC Litigation

Royal Bank of Canada is a defendant in a civil lawsuit brought by the Commodity Futures Trading Commission in the U.S. The lawsuit alleges that certain inter-affiliate transactions were improper wash trades and effected in a non competitive manner. Further, the complaint alleges that we wilfully made false, fictitious or fraudulent statements to the Chicago Mercantile Exchange about the manner in which we intended to, and did, structure these transactions. It is not possible to predict the outcome of these proceedings, nor the timing of their resolution; however, we strongly deny these allegations. At this time, management does not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial position or results of operations.

Wisconsin School Districts Litigation

Royal Bank of Canada is a defendant in a lawsuit relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateral debt obligations. These transactions were also the subject of a regulatory investigation. Despite reaching a settlement with the Securities and Exchange Commission, which was paid to the school districts through a Fair Fund, the lawsuit is continuing. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

Other Matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

92        Royal Bank of Canada        Third Quarter 2012

Note 19 Results by business segment

Quarterly earnings

	For the three months ended July 31, 2012
(Millions of Canadian dollars)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,248	$98	$–	$160	$766	$17	$3,289
Non-interest income	845	1,069	1,323	225	973	32	4,467
Total revenue	3,093	1,167	1,323	385	1,739	49	7,756
Provision for credit losses	234	–	–	66	24	–	324
Insurance policyholder benefits, claims and acquisition expense	–	–	1,000	–	–	–	1,000
Non-interest expense	1,330	944	126	355	981	23	3,759
Net income (loss) before income taxes	1,529	223	197	(36)	734	26	2,673
Income taxes (recoveries)	402	67	18	(5)	248	(297)	433
Net income from continuing operations	1,127	156	179	(31)	486	323	2,240
Net income from discontinued operations							–
Net income							$2,240
Non-interest expense includes:
Depreciation and amortization	$47	$32	$4	$24	$7	$121	$235
Impairment of goodwill and other intangibles	–	–	–	7	–	–	7
Total assets from continuing operations	$322,300	$22,400	$12,200	$38,300	$414,700	$14,500	$824,400
Total assets from operations that are now discontinued							–
Total assets							$824,400
Total liabilities from continuing operations	$321,200	$22,400	$12,300	$38,300	$414,600	$(29,400)	$779,400
Total liabilities from operations that are now discontinued							–
Total liabilities							$779,400

	For the three months ended April 30, 2012
(Millions of Canadian dollars)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,017	$98	$–	$166	$807	$(57)	$3,031
Non-interest income	800	1,121	926	173	903	(30)	3,893
Total revenue	2,817	1,219	926	339	1,710	(87)	6,924
Provision for credit losses	271	(1)	–	47	31	–	348
Insurance policyholder benefits, claims and acquisition expense	–	–	640	–	–	–	640
Non-interest expense	1,277	941	126	499	1,014	–	3,857
Net income (loss) before income taxes	1,269	279	160	(207)	665	(87)	2,079
Income taxes (recoveries)	332	67	9	(11)	216	(97)	516
Net income from continuing operations	937	212	151	(196)	449	10	1,563
Net income from discontinued operations							(30)
Net income							$1,533
Non-interest expense includes:
Depreciation and amortization	$47	$32	$3	$21	$6	$118	$227
Impairment of goodwill and other intangibles	–	–	–	161	–	–	161
Total assets from continuing operations	$315,700	$23,700	$11,900	$27,400	$405,900	$15,500	$800,100
Total assets from operations that are now discontinued							300
Total assets							$800,400
Total liabilities from continuing operations	$314,500	$23,800	$11,900	$27,400	$405,800	$(26,200)	$757,200
Total liabilities from operations that are now discontinued							–
Total liabilities							$757,200

Royal Bank of Canada        Third Quarter 2012        93

	For the three months ended July 31, 2011
(Millions of Canadian dollars)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,000	$91	$–	$149	$666	$(17)	$2,889
Non-interest income	801	1,065	1,349	243	467	83	4,008
Total revenue	2,801	1,156	1,349	392	1,133	66	6,897
Provision for credit losses	267	–	–	44	9	–	320
Insurance policyholder benefits, claims and acquisition expense	–	–	1,081	–	–	–	1,081
Non-interest expense	1,298	895	126	307	772	19	3,417
Net income (loss) before income taxes	1,236	261	142	41	352	47	2,079
Income taxes (recoveries)	348	69	1	23	93	(138)	396
Net income from continuing operations	888	192	141	18	259	185	1,683
Net income from discontinued operations							(389)
Net income							$1,294
Non-interest expense includes:
Depreciation and amortization	$43	$33	$4	$24	$6	$109	$219
Total assets from continuing operations	$300,800	$22,500	$11,200	$26,100	$370,800	$14,600	$746,000
Total assets from operations that are now discontinued							26,100
Total assets							$772,100
Total liabilities from continuing operations	$299,500	$22,600	$11,200	$26,100	$371,100	$(17,700)	$712,800
Total liabilities from operations that are now discontinued							19,300
Total liabilities							$732,100

	For the nine months ended July 31, 2012
(Millions of Canadian dollars)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$6,329	$298	$–	$485	$2,337	$(126)	$9,323
Non-interest income	2,466	3,276	3,799	612	2,728	50	12,931
Total revenue	8,795	3,574	3,799	1,097	5,065	(76)	22,254
Provision for credit losses	748	(1)	–	121	72	(1)	939
Insurance policyholder benefits, claims and acquisition expense	–	–	2,851	–	–	–	2,851
Non-interest expense	3,901	2,824	381	1,180	2,973	28	11,287
Net income (loss) before income taxes	4,146	751	567	(204)	2,020	(103)	7,177
Income taxes (recoveries)	1,088	195	47	(1)	637	(468)	1,498
Net income from continuing operations	3,058	556	520	(203)	1,383	365	5,679
Net income from discontinued operations							(51)
Net income							$5,628
Non-interest expense includes:
Depreciation and amortization	$138	$95	$11	$77	$20	$351	$692
Impairment of goodwill and other intangibles	–	–	–	168	–	–	168
Total assets from continuing operations	$322,300	$22,400	$12,200	$38,300	$414,700	$14,500	$824,400
Total assets from operations that are now discontinued							–
Total assets							$824,400
Total liabilities from continuing operations	$321,200	$22,400	$12,300	$38,300	$414,600	$(29,400)	$779,400
Total liabilities from operations that are now discontinued							–
Total liabilities							$779,400

94        Royal Bank of Canada        Third Quarter 2012

Note 19 Results by business segment (continued)

	For the nine months ended July 31, 2011
(Millions of Canadian dollars)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$5,924	$269	$–	$477	$1,985	$(255)	$8,400
Non-interest income	2,424	3,288	3,260	705	2,698	171	12,546
Total revenue	8,348	3,557	3,260	1,182	4,683	(84)	20,946
Provision for credit losses	799	–	–	73	(19)	4	857
Insurance policyholder benefits, claims and acquisition expense	–	–	2,491	–	–	–	2,491
Non-interest expense	3,779	2,693	369	910	2,821	65	10,637
Net income (loss) before income taxes	3,770	864	400	199	1,881	(153)	6,961
Income taxes (recoveries)	1,054	232	–	67	579	(332)	1,600
Net income from continuing operations	2,716	632	400	132	1,302	179	5,361
Net income from discontinued operations							(488)
Net income							$4,873
Non-interest expense includes:
Depreciation and amortization	$134	$92	$15	$74	$18	$307	$640
Total assets from continuing operations	$300,800	$22,500	$11,200	$26,100	$370,800	$14,600	$746,000
Total assets from operations that are now discontinued							26,100
Total assets							$772,100
Total liabilities from continuing operations	$299,500	$22,600	$11,200	$26,100	$371,100	$(17,700)	$712,800
Total liabilities from operations that are now discontinued							19,300
Total liabilities							$732,100

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb).

Composition of business segments

For management purposes, we are organized into five business segments, as outlined below, based on the products and services offered.

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses.

Wealth Management serves affluent and high net worth clients in Canada, the U.S., Europe, Asia and Latin America with a full suite of investment, trust and other wealth management solutions. We also provide asset management products and services directly, through other Royal Bank of Canada distribution channels and through third-party distributors, to institutional and individual clients.

Insurance comprises Canadian and International and Other. In Canada, we offer our products and services through our growing proprietary channels including retail insurance branches, call centers, and our career sales force as well as through independent insurance advisors and travel agencies. Outside North America, we operate in the reinsurance market globally.

International Banking comprises Banking and RBCIS . Banking includes our banking businesses in the Caribbean, which offer a range of financial products and services to individuals, business clients and public institutions in their respective markets and certain cross border banking platforms that serve the needs of Canadian clients across the U.S. RBCIS offers an integrated suite of products to institutional investors worldwide.

Capital Markets comprises our global wholesale banking businesses providing corporate, public sector and institutional clients with a wide range of products and services. In North America we offer a full suite of products and service capabilities. Outside of North America, we have a select but diversified set of global capabilities, which includes origination and distribution, structuring and trading, and corporate and investment banking.

All other enterprise level activities that are not allocated to these five business segments, such as enterprise funding, securitizations, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the Taxable equivalent basis (Teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these adjustments are necessary for Capital Markets to reflect how it is managed. The use of the Teb adjustments enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of Teb adjustments may not be comparable to similarly adjusted amounts at other financial institutions. The Teb adjustment for the three and nine months ended July 31, 2012 were $88 million and $327 million, respectively (three months ended April 30, 2012 – $118 million; three months ended July 31, 2011 – $84 million; nine months ended July 31, 2011 – $374 million).

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand–alone business and reflects the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their businesses. Management regularly monitors these segments’ results for the purpose of making decisions about resource allocation and performance assessment. These items do not impact our consolidated results.

Royal Bank of Canada        Third Quarter 2012        95

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our five business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

Note 20 Capital management

Regulatory capital and capital ratios

The Office of the Superintendent of Financial Institutions (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of greater than or equal to 7% and a Total capital ratio of greater than or equal to 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their Assets-to-capital multiple, which is calculated by dividing Gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our Asset-to-capital multiple remains below the maximum prescribed by OSFI.

Impact of adoption of IFRS

Regulatory capital reporting under IFRS commenced with our conversion to IFRS on November 1, 2011. Per OSFI’s Capital Adequacy Guidelines, financial institutions may elect a phase-in of the impact of the conversion to IFRS on their regulatory capital reporting. We made use of this election and are phasing-in the IFRS conversion impact over a five quarter period beginning in the first quarter of 2012. The phase-in amount is recognized on a straight-line basis, and has reduced the IFRS conversion impact on our Tier 1 capital by $0.9 billion in this quarter, from $2.2 billion to $1.3 billion.

	Determined based on
	IFRS		Canadian GAAP
(Millions of Canadian dollars, except number of and percentage amounts)	July 31 2012	April 30 2012	October 31 2011	July 31 2011
Capital
Tier 1 capital	$36,160	$35,151	$35,713	$34,371
Total capital	41,698	40,599	41,021	39,578
Risk-weighted assets
Credit risk	$208,826	$197,075	$205,182	$194,098
Market risk	28,692	28,960	21,346	26,593
Operational risk	40,900	39,699	40,283	40,324
Transitional adjustment prescribed by OSFI (1)	–	1,404	969	–
Total risk-weighted assets	$278,418	$267,138	$267,780	$261,015
Capital ratios and multiples
Tier 1 capital	13.0%	13.2%	13.3%	13.2%
Total capital	15.0%	15.2%	15.3%	15.2%
Assets-to-capital multiple (2)	16.7X	16.8X	16.1X	16.4X

(1)	Under Basel II transitional guidance, OSFI requires the minimum risk-based capital to be no less than 90% of the capital requirements as calculated under Basel I standards. If the capital requirement is less than 90%, a transitional adjustment to Risk-weighted assets must be applied as prescribed by the OSFI Capital Adequacy Requirement guidance Section 1.7.
(2)	As part of the IFRS transition, for the Assets-to-capital multiple calculation, the Gross adjusted assets exclude mortgages securitized through the CMHC program up to and including March 31, 2010 as approved by OSFI.

96        Royal Bank of Canada        Third Quarter 2012

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of

Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company,

N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services

PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 7NH

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on

the TSX.

Valuation Day price

For capital gains purposes, the

Valuation Day (December 22,

1971) cost base for our common

shares is $7.38 per share. This

amount has been adjusted to

reflect the two-for-one share split

of March 1981 and the two-for-
one share split of February 1990.

The one-for-one share dividends

paid in October 2000 and April

2006 did not affect the Valuation

Day value for our common

shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

Financial analysts, portfolio

managers, institutional

investors

For financial information

inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the

U.S. may have their RBC

common share dividends

deposited directly to their bank

account by electronic funds

transfer. To arrange for this

service, please contact our

Transfer Agent and Registrar,

Computershare Trust Company

of Canada.

Eligible dividend designation

For purposes of the enhanced

dividend tax credit rules

contained in the Income Tax Act

(Canada) and any corresponding

provincial and territorial tax

legislation, all dividends (and

deemed dividends) paid by us to

Canadian residents on our

common and preferred shares

after December 31, 2005, are

designated as “eligible

dividends.” Unless stated

otherwise, all dividends (and

deemed dividends) paid by us

hereafter are designated as

“eligible dividends” for the

purposes of such rules.

2012 Quarterly earnings release

dates

First quarter            March 1

Second quarter      May 24

Third quarter          August 30

Fourth quarter        November 29

2013 Annual Meeting

The Annual Meeting of Common

Shareholders will be held on

Thursday, February 28, 2013, at

the Hyatt Regency Calgary,

700 Centre Street SE,

Calgary, Alberta T2G 5P6

Canada.

(International) e-mail: service@computershare.com	Dividend dates for 2012
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 24	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	April 23 July 24 October 23	April 25 July 26 October 25	May 24 August 24 November 23

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC INVESTOR SERVICES and PH&N which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. Prior to the acquisition, RBC Dexia IS and affiliated Dexia companies were licensed users of the RBC trademark.

40872 (08/2012)